As confidentially submitted to the Securities and Exchange Commission on February 17, 2026.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

Confidential Draft Submission No. 1
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

GAME YOUR GAME, INC.
(Exact name of registrant as specified in its charter)

__________________________________________

Delaware	7372	81-4611894
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

405 Waverley Street
Palo Alto, CA 94301
(415) 223-4630
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

Nadir Ali
405 Waverley Street
Palo Alto, CA 94301
(415) 223-4630
(Name, address, including zip code, and telephone number, including area code, of agent for service)
__________________________________________

Copies to:

Nimish Patel
Blake Baron
Mitchell Silberberg & Knupp LLP
437 Madison Avenue
New York, NY 10022
(202) 509-3900

__________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, check indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory note

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting from this filing our audited financial statements for the year ended December 31, 2023, and unaudited interim financial statements for the nine months ended September 30, 2024 and 2025. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be separately presented in our registration statement at the time of the public filing for the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

As of the date of this filing, Game Your Game, Inc., the registrant whose name appears on the cover of this registration statement, is a Delaware corporation. Prior to the effectiveness of this registration statement, we will convert into a Nevada corporation by means of a statutory conversion. This conversion is referred throughout the prospectus included in this registration statement as the “Conversion.” As a result of the Conversion, each outstanding share of our common stock will be converted into [•] shares of common stock of Game Your Game, Inc., a Nevada corporation (the “Resulting Entity”). We are registering shares of the common stock of the Resulting Entity through the prospectus included in this registration statement.

Prior to the effectiveness of this registration statement, it is anticipated that Grafiti LLC, the holder of a majority of our issued and outstanding shares of common stock, will transfer and assign all of the shares of common stock held by it to its parent company, Grafiti Group LLC. This transfer and assignment of our shares of common stock is referred throughout the prospectus included in this registration statement as the “Share Transfer.” Also at such time, we expect to effect an internal corporate reorganization, pursuant to which all of the assets and liabilities associated with our GameGolf products and business, including all of the capital stock of our wholly-owned subsidiary, Active Mind Technology Limited, will be contributed to a newly formed Nevada subsidiary to be named “Game Golf, Inc.” that will be wholly-owned by us. This internal reorganization is referred throughout the prospectus included in this registration statement as the “Reorganization.”

Following the effective time of the Conversion and Share Transfer, we intend to enter into an Exchange Agreement with Grafiti Group LLC, pursuant to which we will issue [•] shares of our Series A Preferred Stock, which will be a new series of preferred stock that will be designated in connection with this transaction, to Grafiti Group LLC in exchange for [•] shares of our common stock held by it. This exchange is referred throughout the prospectus included in this registration statement as the “Exchange.” In connection with the Exchange, that certain Stockholders’ Agreement dated April 9, 2021, which is further described below, will be terminated, and all rights, preferences and obligations of the parties to the Stockholders’ Agreement shall be deemed to be terminated and of no further force and effect.

Except as disclosed in the prospectus, the consolidated historical financial statements and summary historical financial and operating data and other historical financial information included in this registration statement are those of Game Your Game, Inc., a Delaware corporation, and its consolidated subsidiaries and do not give effect to the Conversion, the Share Transfer, Reorganization or the Exchange described above.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold by the selling stockholders until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus

SUBJECT TO COMPLETION, DATED FEBRUARY 17, 2026

[•] Shares of Common Stock

GAME YOUR GAME, INC.

This prospectus relates to the registration of the resale of up to [•] shares of common stock, par value $0.0001 per share (the “common stock”), of Game Your Game, Inc., a Nevada corporation (“GYG”), by our stockholders identified in this prospectus, or their permitted transferees (the “Registered Shareholders”), in connection with our proposed direct listing (the “direct listing”) on the Nasdaq Capital Market (“Nasdaq”). The shares being registered herein may be freely sold in market transactions following the listing and upon the effectiveness of this registration statement. All shares above mentioned in this paragraph represent one hundred percent (100%) of the company’s currently issued and outstanding common stock, all of such shares abovementioned in this paragraph may be freely sold upon the effective date of this registration statement.

Unlike an initial public offering, the resale of common stock by the Registered Shareholders is not being underwritten by any investment bank. The Registered Shareholders may, or may not, elect to sell their common stock covered by this prospectus, as and to the extent they may determine. The Registered Shareholders may offer, sell or distribute all or a portion of such shares publicly or through private transactions at prevailing market prices or at negotiated prices. We are required to pay certain costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Registered Shareholders will bear all commissions and discounts, if any, attributable to their sale of common stock (see the “Plan of Distribution” section). If the Registered Shareholders choose to sell or distribute, as applicable, their common stock, we will not receive any proceeds from the sale or distribution, as applicable, of common stock by the Registered Shareholders.

No public market exists for our common stock, and our shares of common stock have a limited history of sales in private transactions by our stockholders. The purchase prices of our common stock in any private transactions may have little or no relation to the opening public price of shares of our common stock on Nasdaq or the subsequent trading price of shares of our common stock on Nasdaq. Further, the listing of our common stock on Nasdaq, without a firm-commitment underwritten offering, is a novel method for commencing public trading in shares of our common stock, and consequently, the trading volume and price of shares of our common stock may be more volatile than if shares of our common stock were initially listed in connection with an initial public offering underwritten on a firm-commitment basis.

On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which Maxim Group LLC (the “Advisor”), in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares of common stock are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of common stock in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will be executed at such price and regular trading of our shares of common stock on Nasdaq will commence. Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the

Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. Neither we nor the Registered Shareholders will be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will we or they control or influence the Advisor in carrying out its role as a financial adviser. The Advisor will determine when our shares of common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see “Plan of Distribution” beginning on page 78 of this prospectus.

We intend to apply to list our common stock on Nasdaq under the symbol “[•].” We expect our common stock to begin trading on Nasdaq on or around,           2026.

If our Nasdaq application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on Nasdaq, we will not complete this direct listing. This listing is a condition to the offering. No assurance can be given that our Nasdaq application will be approved and that our common stock will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not be able to consummate the offering and we will terminate this direct listing.

We will be deemed to be a “controlled company” under the Nasdaq listing rules following the completion of this direct listing because Nadir Ali, our Chief Executive Officer (“CEO”) and sole director prior to the listing of our common stock, will indirectly beneficially own approximately [•]% of the voting power of our outstanding common stock. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements; however, we do not currently intend to take advantage of any of these exceptions. See “Prospectus Summary — Controlled Company.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common STOCK involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that should be considered in connection with an investment in our common STOCK.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2026.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the Registered Shareholders, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell and seeking offers to buy our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

Through and including            , 2026 (the 25th day after the listing date of our common stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

For investors outside the United States: Neither we nor any of the Registered Shareholders have done anything that would permit the use or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock, and the distribution of this prospectus outside the United States.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this process, the Registered Shareholders may, from time to time, sell the common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find More Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our common stock.

As of the date of this filing, we have a total of [•] shares of common stock and [•] shares of Series A Preferred Stock issued and outstanding, held by the Registered Shareholders.

Unless otherwise stated or the context otherwise requires, “Game Your Game,” “GYG,” the “Company,” “we,” “our” or “us” means Game Your Game, Inc. and our consolidated subsidiaries, which include, Active Mind Technology Limited and Active Mind Technology R&D Limited. References to our historical business and operations refer to the business and operations of Game Golf, Inc. following the internal corporate reorganization, pursuant to which all of the assets and liabilities associated with our GameGolf products and business, including all of the capital stock of our wholly-owned subsidiary, Active Mind Technology Limited, will be contributed to a newly formed Nevada subsidiary to be named “Game Golf, Inc.” that will be wholly-owned by us (the “Reorganization”).

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them. In addition, we round certain percentages presented in this prospectus to the nearest whole number. As a result, figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications, articles and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We own or have rights to trademarks, trade names and service marks used in connection with the operation of its business. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this prospectus are listed without the applicable ®, ™ and SM symbols.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

•        our expectations regarding our revenue, expenses, profitability and other operating results;

•        the growth rates of the markets in which we compete;

•        our ability to continue as a going concern;

•        the costs and effectiveness of our marketing efforts, as well as our ability to promote our brand;

•        our ability to provide quality products that are acceptable to our customers;

•        our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

•        our ability to effectively manage our growth, including offering new product categories and any international expansion;

•        our ability to maintain the security and availability of our software;

•        our ability to protect our intellectual property rights and avoid disputes in connection with the use of intellectual property rights of others;

•        our ability to protect our users’ information and comply with growing and evolving data privacy laws and regulations;

•        future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;

•        our ability to remediate the material weaknesses in internal control over financial reporting we identified in connection with this direct listing;

•        our ability to compete effectively with existing competitors and new market entrants; and

•        our success at managing the risks involved in the foregoing.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

iii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

The Company

We develop and market an artificial intelligence (“AI”) based sports performance tracking technology that is primarily focused in the golf industry. We are a sports technology company seeking to enhance the golf playing experience with tools that leverage the power of AI, precision shot tracking, and personalized feedback. Our solutions integrate advanced tracking with global positioning system (“GPS”) technology, smart sensors, and AI-based analytics to enhance player performance and enjoyment. With the GameGolf KZN AITM shot tracker and AI powered Smart Caddie, we are creating a unified, data-driven platform tailored to the needs of golfers worldwide.

Our products leverage advanced GPS shot tracking hardware, AI algorithms, and a smart coaching app to provide players with real-time insights, strategy recommendations, and personalized performance analytics. We are dedicated to changing the way golfers and instructors worldwide utilize data to enhance on course performance. By enabling golfers to make informed, data-driven decisions, we help improve their skills and contribute to the overall growth of the sport. Our technology equips players of all levels with the tools to meticulously track their progress, from every shot to every round.

Since inception, our products (inclusive of the previously offered legacy GameGolf Classic and GameGolf LIVE devices) have been used globally in over 135 countries and mapped over 36,000 courses. Our products have tracked over 300 million shots across more than 3 million rounds played. Today, our technology consists of the GameGolf KZN AITM platform (KZN is derived from the Japanese term, “Kaizen,” meaning continuous improvement), which is an integrated golf performance ecosystem of proprietary shot-tracking hardware and subscription-based software solutions. Our KZNAI™ system is a hardware-based product incorporating embedded neural network technology designed to detect and associate golf shot events with course location data during play. Our subscription software offerings currently include the GameGolf GPS mobile application, a web-based performance dashboard, and GameGolf Smart Caddie TM, an AI-driven feature that utilizes the GameGolf KZN AITM shot data and a user’s historical performance data. In future development releases, it is anticipated that other contextual inputs will be possible, such as weather data for example, to generate on-course recommendations and performance guidance.

We generate revenue from the sale of the GameGolf KZN AITM hardware device and from recurring annual subscription fees for continued access to the GameGolf App, GameGolf Smart Caddie and the GameGolf platform. Our products are currently sold direct-to-consumer via online platforms and in the future are expected to also be offered through affiliates and distribution partners.

Industry Overview

The global golf technology sector is expanding rapidly, fueled by a growing player base and increased technology adoption. During 2025, 48.1 million Americans aged six or over played golf (on course or off course), including 29.1 million who played on a golf course and another 19 million in off course golf activities such as tech enabled ranges golf simulator or entertainment venues (National Golf Foundation). In 2024, the T&A Global Golf Participation Report (which excludes the USA and Mexico) reported over 108 million junior and adult golf players including on course and other formats (R&A Global Golf Participation). The global golf and rangefinder market is projected at USD$68.8 million in 2025, with an expected 3.55% CAGR through 2033 (MarketResearch.com). Some analysts even anticipate growth from. We believe we are well-positioned to capitalize on this opportunity by delivering a differentiated solution that combines AI-powered analytics, GPS tracking, and seamless app integration to meet the evolving needs of modern golfers.

Corporate Strategy

A core component of our long-term growth strategy is to pursue strategic acquisitions, joint ventures, minority investments, and other strategic transactions designed to expand our platform, accelerate market penetration, and enhance our data and technology capabilities.

While we expect to evaluate opportunities within golf technology and performance analytics, our strategic mandate is not limited to a predefined category of businesses. We may also pursue transactions across the broader sports, entertainment, and experiential ecosystem where we believe we can create value through technology integration, data intelligence, brand leverage, or operational scale. Potential target categories may include, but are not limited to:

•        Indoor golf simulation and virtual play platforms

•        Physical golf venues, entertainment-driven golf concepts, or experiential sports facilities

•        Sports-focused hospitality venues, restaurants, and performance-based entertainment concepts

•        Sports agencies, talent representation firms, or athlete-focused service platforms

•        Digital coaching, training, and content platforms

•        Sports data, analytics, AI, or software companies

•        Sensor, wearable, or hardware technology businesses

•        Media, content, or fan engagement platforms

•        International sports technology operators or distributors

While golf serves as our initial vertical, we may leverage our underlying technology architecture — combining wearable or equipment-based sensors, geospatial data capture, mobile software, and AI analytics to extend our platform into adjacent sports where measurable performance data, connected equipment, and analytics-driven improvement represent meaningful opportunities. This expansion may occur through internal product development, strategic partnerships, licensing arrangements, or acquisitions; however, there can be no assurance that we will ever be able to expand our products and solutions to other sports categories. We believe that combining data capture, analytics, experiential venues, athlete services, and digital engagement platforms can create network effects, deepen customer relationships, increase recurring revenue streams, and expand monetization pathways across consumer, enterprise, and venue-based channels.

We intend to remain opportunistic and flexible in evaluating transactions, and our acquisition criteria will focus on strategic fit, scalability, data enhancement potential, revenue quality, margin profile, and the ability to accelerate our long-term platform strategy.

There can be no assurance that we will complete any such acquisitions or combinations; however, we believe a disciplined and technology-driven M&A strategy will be a meaningful driver of long-term value creation.

We are pursuing a hybrid growth strategy combining:

1.      Organic growth, driven by product innovation, AI enhancements, subscription monetization, and global distribution; and

2.      Acquisitive growth, through strategic transactions that broaden our platform and expand our addressable market.

We believe our long-term valuation profile should reflect our evolution from a single-product golf technology provider into a multi-dimensional sports intelligence and experiential platform. As we expand our AI capabilities, scale recurring software revenues, grow our data assets, and selectively integrate complementary businesses across sports, entertainment, and venue-based ecosystems, we expect our revenue mix, margin profile, and addressable market to broaden meaningfully. We believe companies that successfully combine data intelligence, recurring digital revenue, experiential engagement, and scalable platform infrastructure may command valuation characteristics more consistent with technology-enabled platform businesses rather than standalone hardware or single-vertical application providers. Our strategy is designed to position us within this broader platform category over time through disciplined execution, organic innovation, and strategic transactions.

Controlled Company

A controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We are a controlled company because Nadir Ali, our Chief Executive Officer and sole director prior to the listing of our common stock, will beneficially own more than 50% of our voting power, and we expect we will continue to be a controlled company following the completion of this direct listing. For so long as we remain a controlled company, we are exempt from the obligation to comply with certain Nasdaq corporate governance requirements, including:

•        our board of directors is not required to be comprised of a majority of independent directors;

•        our board of directors is not subject to the compensation committee requirement; and

•        we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report on Form 10-K that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we have elected to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•        the requirement that we provide only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        reduced disclosure about our executive compensation in our registration statements, periodic reports and proxy statements;

•        an exemption from the requirement that we hold a non-binding advisory vote on executive compensation or golden parachute arrangements; and

•        an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the listing of our common stock on Nasdaq; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period; or (iv) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions.

In addition, the JOBS Act also provides that an emerging growth company may take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. An emerging growth company may therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, will not be subject to the same implementation timing for new or revised accounting standards as are required of other public companies that are not emerging growth companies, which may make comparison of our financial information to those of other public companies more difficult.

We are also a “smaller reporting company,” meaning that the market value of our common stock held by non-affiliates is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this listing if either (i) the market value of our common stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our annual report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate Structure

We have one direct operating subsidiary including Active Mind Technology Limited (“AMT”) incorporated in Ireland on April 18, 2008, which is wholly-owned by us. AMT owns 100% of the outstanding capital stock of Active Mind Technology R&D Limited (“AMT R&D”) incorporated in Ireland on July 16, 2010. AMT and AMT R&D are each based in Galway, Ireland.

Our principal executive offices are located at 405 Waverley Street, Palo Alto, CA 94301. Our Internet website is www.gamegolf.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making any investment decision relating to our common stock.

Nasdaq Listing Application and Proposed Symbol

We intend to apply to list our common stock on Nasdaq under the symbol “[•].” No assurance can be given that our application will be approved. If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on Nasdaq, we will not complete this direct listing.

Summary Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below and other risks described elsewhere in this prospectus. These risks are discussed more fully in the “Risk Factors” section appearing elsewhere in this prospectus. These risks include, but are not limited to, the following:

Risks Related to our Business and our Industry

•        Our ability to successfully execute our business plan may require additional debt or equity financing, which may otherwise not be available on reasonable terms or at all.

•        We have a history of operating losses and there is no assurance that we will be able to achieve profitability or raise additional financing or continue as a going concern.

•        If our products fail to satisfy customer demands or to achieve increased market acceptance, our results of operations, financial condition and growth prospects could be materially adversely affected.

•        Defects, errors, or vulnerabilities in the products or services that we sell or the failure of such products or services to prevent a security breach, could harm our reputation and adversely affect our results of operations.

•        Insurance and contractual protections may not always cover lost revenue, increased expenses or liquidated damages payments, which could adversely affect our financial results.

•        Our international business exposes us to geo-political, foreign exchange and economic factors, legal and regulatory requirements, public health and other risks associated with doing business in foreign countries.

•        General economic conditions and trends affecting consumer discretionary spending and the sports and entertainment industries may adversely affect our business, financial condition, and results of operations.

•        Our international operations are subject to special government laws and regulations, such as the U.S. Foreign Corrupt Practices Act, and regulations and procurement policies and practices, including regulations to import-export control, which may expose us to liability or impair our ability to compete in international markets.

•        Adverse judgments or settlements in legal proceedings could materially harm our business, financial condition, operating results and cash flows.

•        Internal system or service failures could disrupt our business and impair our ability to effectively provide our services and products to our customers, which could damage our reputation and adversely affect our revenues and profitability.

•        We may enter into joint venture, teaming and other similar arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have material adverse results on our business and results of operations.

•        Our business and operations expose us to numerous legal and regulatory requirements and any violation of these requirements could harm our business.

•        Digital threats such as cyber-attacks, data protection breaches, computer viruses or malware may disrupt our operations, harm our operating results and damage our reputation, and cyber-attacks or data protection breaches on our customers’ networks, or in cloud-based services provided by or enabled by us, could result in liability for us, damage our reputation or otherwise harm our business.

•        Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations, and there are no assurances that these conditions will improve in the near future.

•        Domestic and foreign government regulation and enforcement of data practices and data tracking technologies is expansive, broadly defined and rapidly evolving. Such regulation could directly restrict portions of our business or indirectly affect our business by constraining our customers’ use of our technology and services or limiting the growth of our markets.

•        Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions and penalties against us.

•        Evolving and changing definitions of what constitutes “Personal Information” and “Personal Data” within the EU, the United States and elsewhere, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance partners that may involve the sharing of data.

•        Our AI-enabled golf analytics products may not generate accurate or meaningful insights, which could limit adoption and harm our reputation.

•        Limitations in the quality, quantity, or availability of golf performance data could impair the effectiveness of our AI models.

•        Errors in shot tracking or AI-generated recommendations could result in customer dissatisfaction, reputational harm, or potential liability.

•        The integration of hardware, software, and AI technologies increases development complexity and operational risk.

•        Evolving regulations related to data privacy, AI, and consumer protection could increase compliance costs or restrict our product offerings.

•        Rapid technological change and competition in sports analytics may limit the long-term success of our AI-based products.

Risks Related to the Direct Listing and Ownership of our Common Stock

•        The direct listing process differs from an initial public offering underwritten on a firm-commitment basis.

•        Our shares of common stock have no prior public market. An active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.

•        Future sales of common stock by our Registered Shareholders and other existing stockholders could cause our share price to decline.

•        An investment in our common stock is extremely speculative and there can be no assurance of any return on your investment.

•        Because we are a “controlled company” as defined in the Nasdaq’s rules, you may not have protection of certain corporate governance requirements which are otherwise required by Nasdaq’s rules.

•        We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

•        We have identified material weaknesses in our internal control over financial reporting. If we fail to remedy these material weaknesses, experience additional material weaknesses in the future or otherwise fail to continue to design, implement and maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.

•        Some provisions of our articles of incorporation and bylaws may deter takeover attempts, which may inhibit a takeover that stockholders consider favorable and limit the opportunity of our stockholders to sell their shares at a favorable price.

•        We will incur increased costs as a result of being a public company.

•        We intend to file an application to have our common stock listed on Nasdaq. We can provide no assurance that our common stock will be listed, and if listed, that our common stock will continue to meet Nasdaq listing requirements. If we fail to comply with the continuing listing standards of Nasdaq, our common stock could be delisted.

•        If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

Our ability to successfully execute our business plan may require additional debt or equity financing, which may otherwise not be available on reasonable terms or at all.

Based on our current business plan, we will need additional capital to support our operations, which may be satisfied with additional debt or equity financings. Future financings through equity offerings by us will be dilutive to existing shareholders. In addition, the terms of securities we may issue in future capital transactions may be more favorable to new investors than our current investors. Newly issued securities may include preferences, superior voting or consent rights, and the issuance of warrants, convertible notes or other derivative securities. We may also issue incentive awards under our equity incentive plans, which may have additional dilutive effects. We may also be required to recognize non-cash expenses in connection with certain securities we may issue in the future such as convertible notes and warrants, which would adversely impact our financial condition and results of operations. Our ability to obtain needed financing may be impaired by factors, including the condition of the economy and capital markets, both generally and specifically in our industry, and the fact that we are not profitable, which could affect the availability or cost of future financing. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may not be able to execute on our business plan.

We have a history of operating losses and there is no assurance that we will be able to achieve profitability or raise additional financing or continue as a going concern.

We have a history of operating losses. We have incurred net losses of $[•] and $1,848,619 for the fiscal years ended December 31, 2025 and 2024, respectively. Total cash used in operations was $[•] and $1,961,340 for the fiscal years ended December 31, 2025 and 2024, respectively. The ability of our company to continue as a going concern is dependent upon our attaining and maintaining profitable operations and raising additional capital as needed, but there can be no assurance that we will be able to raise any further financing.

Due to our recurring losses, negative cash flows from operations, and limited cash resources, our independent registered public accounting firm has included an explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2024 expressing substantial doubt about our ability to continue as a going concern. The inclusion of a going concern explanatory paragraph may adversely affect our ability to raise additional financing, enter into strategic relationships, obtain vendor credit, and retain customers or employees, and could materially harm our business.

We expect to continue to incur significant operating losses for the foreseeable future as we invest in product development, commercialization, sales and marketing, technology infrastructure, and general and administrative functions. Our ability to achieve or sustain profitability depends on our success in developing, marketing, and monetizing our products and services, attracting and retaining customers, and managing our operating expenses. We may never generate sufficient revenue to achieve profitability, or may not do so on a timeline currently anticipated.

Our history of operating losses and cash uses, our projections of the level of cash that will be required for our operations to reach profitability, may impair our ability to raise capital on terms that we consider reasonable and at the levels that we will require over the coming months. Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and ultimately achieve profitable operations. We cannot provide any assurance that we will be able to secure additional funding from public or private offerings or debt financings on terms acceptable to us, if at all. If we are unable to obtain the requisite amount of financing needed to fund our planned operations, it would have a material adverse effect on our business and ability to continue as a going concern, and we may have to curtail, or even to cease operations. If additional funds are raised through the issuance of equity securities or convertible debt securities, it will be dilutive to our shareholders and could result in a decrease in our stock price if our common stock become publicly traded.

If our products fail to satisfy customer demands or to achieve increased market acceptance, our results of operations, financial condition and growth prospects could be materially adversely affected.

The market acceptance of our products are critical to our continued success. Demand for our products is affected by a number of factors beyond our control, including continued market acceptance, the timing of development and release of new products by competitors, technological change, and growth or decline in the statistical analytics and visualization market. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business operations, financial results and growth prospects will be materially and adversely affected.

Defects, errors, or vulnerabilities in the products or services that we sell or the failure of such products or services to prevent a security breach, could harm our reputation and adversely affect our results of operations.

Because the products we sell are complex, they have contained and may contain software design errors or software bugs that are not detected until after their commercial release and deployment by customers. Defects may cause such products to be vulnerable to security attacks, cause them to fail to help secure information or temporarily interrupt customers’ networking traffic. Because the techniques used by hackers to access sensitive information change frequently and generally are not recognized until launched against a target, we may not be unable to anticipate these techniques and provide a solution in time to protect customers’ data. In addition, defects or errors in our subscription updates or products could result in a failure to effectively update customers’ products and thereby leave customers vulnerable to advanced persistent threats (“APTs”) or security attacks.

Any defects, errors or vulnerabilities in the products we sell could result in:

•        expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work-around errors or defects or to address and eliminate vulnerabilities;

•        delayed or lost revenue;

•        loss of existing or potential customers or partners;

•        increased warranty claims compared with historical experience, or increased cost of servicing warranty claims, either of which would adversely affect gross margins; and

•        litigation, regulatory inquiries, or investigations that may be costly and harm our reputation.

Insurance and contractual protections may not always cover lost revenue, increased expenses or liquidated damages payments, which could adversely affect our financial results.

Although we maintain insurance and intend to obtain warranties from suppliers, obligate subcontractors to meet certain performance levels and attempt, where feasible, to pass risks we cannot control to our customers, the proceeds of such insurance or the warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenue, increased expenses or liquidated damages payments that may be required in the future.

Our international business exposes us to geo-political and economic factors, legal and regulatory requirements, public health and other risks associated with doing business in foreign countries.

We provide our products and services to customers in many countries beyond the United States. These risks differ from and potentially may be greater than those associated with our domestic business. Our international business is sensitive to changes in the priorities and budgets of international customers and geo-political uncertainties, which may be driven by changes in threat environments and potentially volatile worldwide economic conditions, various regional and local economic and political factors, risks and uncertainties, as well as United States foreign policy.

Our international sales are also subject to local government laws, regulations and procurement policies and practices, which may differ from the U.S. government regulations, including regulations relating to import-export control, investments, foreign exchange controls and repatriation of earnings, as well as to varying currency, geo-political and economic risks. We also are exposed to risks associated with using foreign representatives and consultants for international sales and operations and teaming with international subcontractors, partners and suppliers in connection with international programs. As a result of these factors, we could experience award and funding delays on international programs and could incur losses on such programs, which could negatively affect our results of operations and financial condition.

We are also subject to a number of other risks including:

•        the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•        multiple and possibly overlapping and conflicting tax laws;

•        restrictions on movement of cash;

•        the burdens of complying with a variety of national and local laws;

•        political instability;

•        currency fluctuations;

•        longer payment cycles;

•        restrictions on the import and export of certain technologies;

•        price controls or restrictions on exchange of foreign currencies; and

•        trade barriers.

In addition, our international operations (or those of our business partners) could be subject to natural disasters such as earthquakes, tsunamis, flooding, typhoons and volcanic eruptions that disrupt manufacturing or other operations. There may be conflict or uncertainty in the countries in which we operate, including public health issues (for example, an outbreak of a contagious disease such as 2019-Novel Coronavirus (2019-nCoV), avian influenza, measles or Ebola), safety issues, natural disasters, fire, disruptions of service from utilities, nuclear power plant accidents or general economic or political factors. In the event our customers are materially impacted by these events, it may impact anticipated orders and planned shipments for our products. The European Union’s General Data Protection Regulation imposes significant new requirements on how we collect, process and transfer personal data, as well as significant fines for non-compliance. Any of the above risks, should they occur, could result in an increase in the cost of components, production delays, general business interruptions, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, longer payment cycles, increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on our business.

General economic conditions and trends affecting consumer discretionary spending and the sports and entertainment industries may adversely affect our business, financial condition, and results of operations.

Our business depends, in part, on consumer discretionary spending on sports-related activities, technology, and entertainment. Adverse macroeconomic conditions — including economic downturns, recessions, inflationary pressures, rising interest rates, increased unemployment, reduced consumer confidence, or other economic uncertainties — can reduce consumers’ discretionary income and willingness to spend on non-essential goods and services. As a result, demand for our products and services may decline, customers may delay or reduce purchases, subscription renewals may decrease, and pricing pressure may increase.

If these economic conditions persist or worsen, our revenues, margins, growth prospects, and cash flows could be materially and adversely affected, and we may be required to modify our business strategy, reduce operating expenses, or delay planned investments, any of which could harm our competitive position and long-term prospects.

Our international operations are subject to special government laws and regulations, such as the U.S. Foreign Corrupt Practices Act, and regulations and procurement policies and practices, including regulations to import-export control, which may expose us to liability or impair our ability to compete in international markets.

Our registration with the SEC and international operations subject us to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions, such as the U.S. Foreign Corrupt Practices Act (“FCPA”), and other applicable laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. These laws and regulations apply worldwide. Our international activities create the risk of unauthorized payments or offers of payments by one of our employees, consultants or contractors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition and results of operations.

We are also subject to import-export control regulations restricting the use and dissemination of information classified for national security purposes and the export of certain products, services, and technical data, including requirements regarding any applicable licensing of our employees involved in such work.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions laws or import-export control regulations could subject us to whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition and results of operations.

Adverse judgments or settlements in legal proceedings could materially harm our business, financial condition, operating results and cash flows.

We may be a party to claims that arise from time to time in the ordinary course of our business, which may include those related to, for example, contracts, sub-contracts, protection of confidential information or trade secrets, adversary proceedings arising from customer bankruptcies, employment of our workforce and immigration requirements or compliance with any of a wide array of state and federal statutes, rules and regulations that pertain to different aspects of our business. We may also be required to initiate expensive litigation or other proceedings to protect our business interests. There is a risk that we will not be successful or otherwise be able to satisfactorily resolve any such claims or litigation. In addition, litigation and other legal claims are subject to inherent uncertainties. Those uncertainties include, but are not limited to, litigation costs and attorneys’ fees, unpredictable judicial or jury decisions and the differing laws and judicial proclivities regarding damage awards among the states in which we operate. Unexpected outcomes in such legal proceedings, or changes in management’s evaluation or predictions of the likely outcomes of such proceedings (possibly resulting in changes in established reserves), could have a material adverse effect on our business, financial condition, results of operations and cash flows. Due to recurring losses and net capital deficiency, our current financial status may increase our default and litigation risks and may make us more financially vulnerable in the face of threatened litigation.

We may be subject to government or regulatory investigations or inquiries under national, regional and local laws, as amended from time to time, and may be required to comply with data requests, or requests for information by government authorities and regulators in the United States or other jurisdictions in which we operate and any resulting enforcement action could have a materially adverse effect on us.

We have, and will continue to, interact regularly with regulatory and self-regulatory agencies in the United States or other jurisdictions in which we operate, including the SEC and Nasdaq. We may in the future be the subject of SEC and other regulatory investigations and may be required to comply with informal or formal orders or other requests for information or documentation from such government authorities and regulators regarding our compliance with national, regional and local laws and regulations, including the rules and regulations under the Securities Act and the Exchange Act. Such laws and regulations and their interpretation and applications may also change from time to time. Responding to requests for information from regulators in connection with any such investigations or inquiries could have a materially adverse effect on our business through, among other things, significantly increased legal fees and the time and attention required of the Company’s management and employees to be diverted from our normal business operations and growth plans. Moreover, if a regulator were to initiate an enforcement action against us, any such action could further consume our resources, require us to change our business practices and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Internal system or service failures could disrupt our business and impair our ability to effectively provide our services and products to our customers, which could damage our reputation and adversely affect our revenues and profitability.

Any system or service disruptions on our hosted Cloud infrastructure or those caused by ongoing projects to improve our information technology systems and the delivery of services, if not anticipated and appropriately mitigated, could have a material adverse effect on our business including, among other things, an adverse effect on our ability to bill our customers for work performed on our contracts, collect the amounts that have been billed and produce accurate financial statements in a timely manner. We are also subject to systems failures, including network, software or hardware failures, Denial-of-Service (DoS) attack, whether caused by us, third-party service providers, invasions, disruptions, cyber security threats, hacker attacks, natural disasters, power shortages, terrorist attacks or other events, which could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us financial or reputational damage, interrupt or suspend our operations, subject us to legal action and increased regulatory oversight, or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

We may enter into joint venture, teaming and other similar arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have material adverse results on our business and results of operations.

While we have not entered into any joint venture, teaming and other similar arrangements at the current date, we may enter into these activities in the future. These activities involve risks and uncertainties, including the risk of the joint venture or applicable entity failing to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments, the challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. A failure of our business relationships could have a material adverse effect on our business and results of operations.

Our acquisition-focused growth strategy may make it difficult for investors to evaluate our future business and operating results.

We intend to pursue a strategic growth strategy that may include acquisitions of, or investments in, complementary businesses, technologies, data assets, intellectual property, or strategic partnerships. As a result, our future business mix, revenue sources, cost structure, and operating model may change over time, which could make it difficult for investors to evaluate our historical financial performance or predict our future results.

Our financial results may vary significantly from period to period depending on the timing, size, and accounting treatment of any acquisitions we complete. Acquired businesses may have different growth rates, margins, customer characteristics, or operating models than our existing operations, and historical financial information for such businesses may not be indicative of the performance of our combined company. These factors may reduce the comparability of our financial results across periods and increase uncertainty regarding our long-term prospects.

Acquisitions involve significant risks and may not result in improved operating results or profitability.

The acquisition of new businesses, technologies, or assets involves numerous risks and uncertainties, including difficulties in identifying suitable targets, conducting effective due diligence, and integrating acquired operations, personnel, systems, or technologies into our existing business. We may experience integration challenges, unanticipated costs, operational disruptions, or difficulties retaining key employees or customers of acquired businesses.

In addition, acquisitions may require significant capital expenditures, the issuance of equity or equity-linked securities, or the incurrence of debt, which could result in dilution to existing stockholders or increased leverage. We may also record goodwill or other intangible assets that could be subject to future impairment charges. There can be no assurance that any acquisition will achieve anticipated synergies, generate expected revenues, or contribute to profitability. Failure to successfully execute our acquisition strategy could materially and adversely affect our business, financial condition, operating results, and prospects.

The risks arising with respect to the historic business and operations of potential future acquisition targets may be different from what we anticipate, which could significantly increase the costs and decrease the benefits of the acquisition and materially and adversely affect our operations going forward.

Although we intend to perform significant financial, legal, technological and business due diligence with respect to future acquisition targets, we may not fully appreciate, understand or anticipate the extent of the risks associated with the acquisitions. We expect to secure indemnification for certain matters in connection with future acquisitions in order to mitigate the consequences of breaches of representations, warranties and covenants under the governing transaction agreements and the risks associated with historic operations, including those with respect to compliance with laws, accuracy of financial statements, financial reporting controls and procedures, tax matters and undisclosed liabilities. We believe that these indemnification provisions, together with any applicable holdback escrows and insurance policies that we may determine to put in place will limit the economic consequences of the issues that may be identified in connection with the due diligence review process to acceptable levels. Notwithstanding our exercise of due diligence and risk mitigation strategies, the risks of acquiring target companies with historic businesses and operations may expose us to unknown or contingent liabilities and the costs associated with these risks may be greater than we anticipate causing material and adverse impact on our business, liquidity, capital resources or results of operations.

Our business and operations expose us to numerous legal and regulatory requirements and any violation of these requirements could harm our business.

We are subject to numerous federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, immigration, taxation, anti-corruption, import/export controls, trade restrictions, internal control and disclosure control obligations, securities regulation and anti-competition. Compliance with diverse and changing legal requirements is costly, time-consuming and requires significant resources. We are also focused on expanding our business in certain identified growth areas, such as health information technology, energy and environment, which are highly regulated and may expose us to increased compliance risk. Violations of one or more of these diverse legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

Digital threats such as cyber-attacks, data protection breaches, computer viruses or malware may disrupt our operations, harm our operating results and damage our reputation, and cyber-attacks or data protection breaches on our customers’ networks, or in cloud-based services provided by or enabled by us, could result in liability for us, damage our reputation or otherwise harm our business.

Digital threats such as cyber-attacks, data protection breaches, computer viruses, malware, ransomware, phishing attacks, or other malicious acts may disrupt our operations, harm our operating results and damage our reputation. Our products and services, our internal systems, and the servers, data centers and cloud-based solutions on which our data, and data of our customers, suppliers and business partners are stored, are vulnerable to unauthorized access, tampering, human error, and other security incidents.

Despite our implementation of network security measures, the products and services we sell to customers, and our servers, data centers and the cloud-based solutions on which our data, and data of our customers, suppliers and business partners are stored, are vulnerable to cyber-attacks, data protection breaches, computer viruses, malicious acts, and similar disruptions from unauthorized tampering or human error. Use of our products and services in our customers’ environments may have the possibility of being breached as a result of acts other than our customers exposing confidential and sensitive information. Despite our security controls and measures, any such event could compromise our networks or those of our customers, and the information stored on our networks or those of our customers could be accessed, publicly disclosed, lost or stolen, which could subject us to liability to our customers, business partners, regulatory authorities and others, and could have a material adverse effect on our business, operating results, and financial condition and may cause damage to our reputation. Efforts to limit the ability of malicious third parties to disrupt the operations of the Internet or undermine our own security efforts may be costly to implement and meet with resistance, and may not be successful. Breaches of network security in our customers’ networks, or in cloud-based services provided by or enabled by us, regardless of whether the breach is attributable to a vulnerability in our products or services, could result in liability for us, damage our reputation or otherwise harm our business.

We maintain cybersecurity and related insurance coverage that we believe is appropriate and adequate for our current stage of operations. However, such insurance coverage is subject to deductibles, coverage limits, exclusions, and other terms and conditions, and may not cover all claims or types of losses that we may incur. In addition, coverage may be unavailable or insufficient to cover the full extent of any liability, and future coverage may not be available on commercially reasonable terms, or at all. A significant cybersecurity incident could therefore result in substantial out-of-pocket costs and materially and adversely affect our business, financial condition and results of operations, even if we maintain insurance coverage.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations, and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, in the Unites States, the European Union and elsewhere around the world. Weak economic conditions generally, sustained uncertainty about global economic conditions, or a prolonged or further tightening of credit markets could cause our customers and potential customers to postpone or reduce spending on technology products or services or put downward pressure on prices, which could have an adverse effect on our business, results of operations or cash flows. Concerns over inflation, energy costs, geopolitical issues and the availability of credit globally, have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices and wavering business and consumer confidence, have precipitated an economic slowdown and uncertain global outlook. Domestic and international equity markets have been experiencing heightened volatility and turmoil. These events and the continuing market upheavals may have an adverse effect on our business. In the event of extreme prolonged market events, such as the global economic recovery, we could incur significant losses.

Domestic and foreign government regulation and enforcement of data practices and data tracking technologies is expansive, broadly defined and rapidly evolving. Such regulation could directly restrict portions of our business or indirectly affect our business by constraining our customers’ use of our technology and services or limiting the growth of our markets.

We are subject to diverse laws and regulations relating to data privacy and security, including the EEA, Regulation 2016/679, known as the EEA General Data Protection Regulation (“GDPR”). The GDPR implements stringent operational requirements for controllers of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data (including, in certain circumstances for marketing and other follower engagement), more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, additional obligations when we contract third-party processors in connection with the processing of personal data, and certain restrictions when transferring personal data outside of the UK.

Failure to comply with European Union laws, including failure under the GDPR, Data Protection Act 2018, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. Failure to comply with the GDPR and related laws may lead to increased risk of private actions from data subjects and consumer not-for-profit organizations, including a new form of class action that is available under the GDPR.

In recent years, US and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the United Kingdom, marketing is defined broadly to include any promotional material and the rules specifically on electronic marketing are currently set out in the ePrivacy Directive (which is implemented in the United Kingdom by the Privacy and Electronic Communications Regulations; this remains in force following the United Kingdom’s departure from the European Union), which requires informed consent for the placement of a cookie or similar technologies on a user’s device and for certain direct electronic marketing. The regime also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology, and non-compliance with marketing and cookies laws could lead to litigation, regulatory investigations, enforcement notices or monetary penalties. Further regulation or more stringent enforcement of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them.

In addition, our services may be subject to regulation under current or future laws or regulations implemented by governments and agencies of foreign jurisdictions where we currently or may in the future operate as these jurisdictions have adopted and could in the future adopt, modify, apply or enforce laws, policies, and regulations covering user privacy, data security, technologies that are used to collect, store and/or process data, and/or the collection, use, processing, transfer, storage and/or disclosure of data associated with individuals. The categories of data regulated under these laws vary widely, are often broadly defined, and subject to new applications or interpretation by regulators. The uncertainty and inconsistency among these laws, coupled with a lack of guidance as to how these laws will be applied to current and emerging global positioning and analytics technologies, creates a risk that regulators, lawmakers or other third parties, such as potential plaintiffs, may assert claims, pursue investigations or audits, or engage in civil or criminal enforcement. These actions could limit the market for our services and technologies or impose burdensome requirements on our services and/or customers’ use of our services, thereby rendering our business unprofitable.

If our treatment of data, privacy practices or data security measures fail to comply with these current or future laws and regulations in any of the jurisdictions in which we collect and/or process information, we may be subject to litigation, regulatory investigations, civil or criminal enforcement, financial penalties, audits or other liabilities in such jurisdictions, or our customers may terminate their relationships with us. In addition, data protection laws, such as the GDPR, foreign court judgments or regulatory actions could affect our ability to transfer, process and/or receive transnational data that is critical to our operations, including data relating to users, customers, or partners outside the United States. For instance, the GDPR restricts transfers of personal data outside of the European Economic Area, including to the United States, subject to certain requirements. Such data protection laws, judgments or actions could affect the manner in which we provide our services or adversely affect our financial results if foreign customers and partners are not able to lawfully transfer data to us.

The ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the European Economic Area to the United States could result in further limitations on the ability to transfer data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers, such as the EU-U.S. and Swiss-U.S. Privacy Shield frameworks and the European Commission’s Model Contractual Clauses, each of which are currently under particular scrutiny. Additionally, certain countries have passed or are considering passing laws requiring local data residency. The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit the use and adoption of our services, reduce overall demand for our services, make it more difficult to meet expectations from or commitments to customers, lead to significant fines, penalties or liabilities for noncompliance, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business.

Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our customers or our customers’ customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our cloud-based solutions.

Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions and penalties against us.

Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

Evolving and increasingly stringent privacy, data protection and security laws, regulations and industry standards may adversely affect our business, and failure to comply with such requirements could result in liability, reputational harm and reduced adoption of our products and services.

Our business involves the collection, transmission, storage and processing of information through our hardware devices, mobile application, cloud-based platform and subscription services. While much of the data we collect relates to golf performance metrics, user accounts, device identifiers, location-based information and other data elements may be considered “personal information,” “personal data,” or similar regulated information under applicable laws in the United States, the European Union and other jurisdictions in which our products are used.

Privacy, data protection and cybersecurity laws and regulations are evolving rapidly, and their interpretation and enforcement remain uncertain. Changes in the definition or scope of regulated personal information, the expansion of consumer rights, or the imposition of new compliance obligations could increase our compliance costs, restrict how we collect, use, share or transfer data, or require modifications to our products, services, technology infrastructure or business practices. In addition, new or evolving requirements could limit our ability to enter into or maintain technology alliances, distribution relationships, analytics partnerships or other strategic arrangements that involve data sharing.

We may also be subject to claims, investigations, enforcement actions or litigation alleging non-compliance with applicable privacy or data security requirements. Even if such claims lack merit, responding to them could be costly and time-consuming and could divert management attention. Adverse outcomes could result in financial penalties, contractual liability, mandatory changes to our data practices, or other restrictions on our operations.

Consumer sensitivity to privacy and data security practices continues to increase. If users perceive that our products or platform do not adequately protect their information, or if we experience a data security incident, we may suffer reputational harm and reduced user engagement. Any significant decline in user trust or subscription renewals could adversely affect our recurring revenue model and growth prospects.

Furthermore, legislative or regulatory developments — whether driven by public concerns, litigation against other technology companies, or broader policy initiatives — could result in new requirements that materially limit the deployment or functionality of technologies such as GPS tracking, performance analytics, artificial intelligence-based recommendations or connected hardware systems. Compliance with such requirements could increase our costs, reduce demand for our products and services, or otherwise materially and adversely affect our business, financial condition and results of operations.

Our AI-enabled golf analytics products may not generate accurate or meaningful insights, which could limit adoption and harm our reputation.

Our products leverage artificial intelligence and machine learning algorithms to analyze golf performance data and generate insights and recommendations for users. These systems process data collected from sensors, mobile devices, and user inputs, which may be incomplete, inconsistent, inaccurate, or affected by environmental factors such as course conditions, weather, equipment differences, or user behavior. If our AI models fail to accurately capture, classify, or interpret shots, strokes, or performance metrics, the insights and recommendations we provide may be unreliable or perceived as lacking value, which could reduce user engagement, increase customer churn, and negatively affect our brand and results of operations.

Limitations in the quality, quantity, or availability of golf performance data could impair the effectiveness of our AI models.

The performance of our AI models depends on access to large volumes of high-quality, diverse golf performance data across different players, courses, and playing conditions. If we are unable to obtain sufficient data to train and refine our models, or if our data sources are restricted due to privacy regulations, contractual limitations, or reduced user participation, our ability to improve model accuracy and functionality may be adversely affected. In addition, biases or gaps in training data could limit the applicability of our analytics across different skill levels or playing styles, reducing the overall usefulness of our products.

Errors in shot tracking or AI-generated recommendations, and the dissemination of negative commentary through social media or golf industry forums, could result in customer dissatisfaction, reputational harm, or potential liability.

Our products are designed to provide automated shot tracking, performance analytics and AI-generated recommendations to golfers. While we seek to deliver accurate and reliable insights, our hardware and software systems, including our embedded AI models, may from time to time produce inaccurate shot data, incomplete round information, or recommendations that users perceive as incorrect or misleading. Users may rely on these insights when making decisions regarding practice routines, equipment selection, or gameplay strategy. If our products fail to perform as expected, users may lose confidence in our platform, discontinue subscriptions, request refunds, or assert claims against us, including claims alleging product defects, misrepresentation or failure to meet performance expectations. Even if such claims lack merit, defending against them could be costly and divert management’s attention and resources.

In addition, dissatisfied users may post negative reviews or commentary on social media platforms, app stores, online retail sites, or golf-related forums and communities. The viral nature of online content and the prominence of influencer and peer-based recommendations within the golf industry could amplify such negative publicity. We have limited ability to control or effectively respond to public commentary, and unfavorable or misleading information may be disseminated broadly regardless of its accuracy. Negative perceptions regarding the accuracy or reliability of our technology could harm our brand, reduce user acquisition and retention, limit strategic partnerships, and adversely affect our business, financial condition and results of operations.

The integration of hardware, software, and AI technologies increases development complexity and operational risk.

Our solutions involve the integration of hardware components, mobile applications, cloud-based platforms, and AI-driven analytics. Coordinating these components requires significant technical expertise and ongoing development efforts. Hardware malfunctions, software bugs, data transmission failures, or issues with third-party platforms could disrupt data collection or analytics processing, negatively affecting the user experience. These challenges may increase development costs, delay product improvements, or limit our ability to scale efficiently.

Evolving regulations related to data privacy, AI, and consumer protection could increase compliance costs or restrict our product offerings.

Our products collect, process, and analyze personal and performance-related data from users. As laws and regulations governing data privacy, artificial intelligence, and consumer protection continue to evolve, we may be required to modify our data practices, limit certain analytics features, or incur additional compliance costs. Regulatory scrutiny or enforcement actions related to our AI-enabled products could harm our reputation, restrict our operations, or adversely affect our business and financial condition.

Rapid technological change and competition in sports analytics may limit the long-term success of our AI-based products.

The market for sports performance analytics is highly competitive and characterized by rapid technological change. Competitors may develop more accurate shot-tracking systems, superior analytics models, or alternative technologies that reduce the perceived value of our products. To remain competitive, we must continue to invest in improving our AI models, sensor technologies, and user experience. There can be no assurance that such investments will result in commercially successful products or sustainable competitive advantages.

Our products may be subject to claims that they infringe the intellectual property rights of others, the resolution of which may be time-consuming and expensive, as well as require a significant amount of resources to prosecute, defend, or make our products non-infringing.

Lawsuits and allegations of patent infringement and violation of other intellectual property rights occur regularly in many industries. For instance, we have in the past received, and we may receive in the future, notices from third-parties claiming that our products infringed on their proprietary rights, including patents held by such parties. Likewise, we may need to resort to litigation to enforce our patent rights or to determine the scope and validity of third-party intellectual property rights. Regardless of their merits, notices, accusations and lawsuits like these may require significant time and expense to defend, may negatively affect customer relationships, may divert management’s attention away from other aspects of our operations and, upon resolution, may have a material adverse effect on our business, results of operations, financial condition and cash flows. If we are unsuccessful, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development, or such licenses may not be available on commercially reasonable terms, or at all. Without such a license, or if we are the subject of an exclusionary order, our ability to make our products could be limited and we could be enjoined from future sales of the infringing product or products, which could adversely affect our revenues and operating results. We also face risks that third parties may assert trademark infringement claims against us in one or more jurisdictions throughout the world related to our brands and/or other trademarks and our exposure to these risks may increase as a result of any potential acquisitions we may pursue. The litigation or settlement of these matters, regardless of the merit of the claims, could result in significant expense and divert the efforts of our technical and management personnel, regardless of whether or not we are successful. If we are unsuccessful, trademark infringement claims against us could result in significant monetary liability or prevent us from selling some or all of our products or services under the challenged trademark. In addition, resolution of claims may require us to alter our products, labels or packaging, license rights from third parties, or cease using the challenged trademark altogether, which could adversely affect our revenues and operating results.

Risks Related to the Direct Listing and Ownership of Our Common Stock

The direct listing process differs from an initial public offering underwritten on a firm-commitment basis.

This is not an underwritten initial public offering of our common stock. This listing of our common stock on Nasdaq differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

•        There are no underwriters engaged on a firm-commitment basis. Consequently, prior to the opening of trading on Nasdaq, there will be no traditional book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our common stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an initial public offering underwritten on a firm-commitment basis. Moreover, there will be no underwriters engaged on a firm-commitment underwritten basis assuming risk in connection with the initial resale of shares of our common stock. In an initial public offering underwritten on a firm-commitment basis, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our common stock during the period immediately following the listing. See also “— Our shares of common stock have no prior public market. An active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.”

•        There is not a fixed number of shares of common stock available for sale. Therefore, there can be no assurance that any Registered Shareholders or other existing stockholders will sell any or all of their common stock and there may initially be a lack of supply of, or demand for, our common stock on Nasdaq. Alternatively, we may have a large number of Registered Shareholders or other existing stockholders who choose to sell their common stock in the near term resulting in an oversupply of our common stock, which could adversely impact the public price of our common stock once listed on Nasdaq and thereafter.

•        We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading on Nasdaq. As such, there can be no guarantees that an investor day or other investor education meetings we may have will have the same impact on investor education as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our common stock or sufficient demand among investors immediately after our listing, which could result in a more volatile public price of our common stock.

Such differences from a firm-commitment underwritten initial public offering could result in a volatile trading price for our common stock and uncertain trading volume, which may adversely affect your ability to sell any common stock that you may purchase.

Limitations on investors’ ability to trace their shares to this registration statement may preclude claims under Sections 11 and 12 of the Securities Act, potentially reducing our liability exposure and limiting investors remedies.

In connection with this direct listing, we are registering [•] shares of our common stock, all of which may be sold into the public market. Unlike in a traditional initial public offering, where all shares sold in the public market are issued pursuant to a registration statement, in a direct listing, both registered and unregistered shares may become freely tradeable simultaneously. As a result, purchasers in the public market following our direct listing may not be able to determine whether their shares were issued pursuant to this registration statement.

The ability to bring a claim under Section 11 of the Securities Act requires that the security purchased be traceable to the allegedly defective registration statement. In Slack Technologies, LLC v. Pirani, 598 U.S. 759 (2023), the U.S. Supreme Court held that Section 11 applies only to shares that are actually issued pursuant to the registration statement. The U.S. Court of Appeals for the Ninth Circuit, in its 2025 opinion on remand, confirmed that the tracing requirement applies in the context of direct listings and that tracing shares to a registration statement is particularly difficult where registered and unregistered shares begin trading at the same time.

Accordingly, if you purchase our common stock in the open market following this direct listing, you may not be able to assert claims under Section 11 or Section 12(a)(2) of the Securities Act for any material misstatements or omissions in this registration statement or related prospectus. This limitation may reduce the potential remedies available to investors, limit recovery in the event of a violation of the federal securities laws, and adversely affect the market price of our common stock. Moreover, because our potential liability under the Securities Act may be reduced as compared to a traditional initial public offering, investors may face greater risk in the event of inaccurate or incomplete disclosures.

Our shares of common stock have no prior public market. An active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.

We expect our common stock to be listed and traded on Nasdaq. Prior to the listing on Nasdaq, there has not been a public market for any of our securities, and an active market for our common stock may not develop or be sustained after the listing, which could depress the market price of shares of our common stock and could affect the ability of our stockholders to sell our common stock. In the absence of an active public trading market, investors may not be able to liquidate their investments in our common stock. An inactive market may also impair our ability to raise capital by selling shares of our common stock, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using shares of our common stock as consideration.

In addition, we cannot predict the prices at which our common stock may trade on Nasdaq following the listing of our common stock, and the market price of our common stock may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not a firm-commitment underwritten initial public offering, there will be no traditional book building process and no price at which traditional underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq. On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of common stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will be executed at such price and regular trading of shares of our common stock on Nasdaq will commence. The Advisor will determine when our shares of common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate preopening buy and sell interest), the Advisor will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. For more information, see “Plan of Distribution.”

Additionally, prior to the opening trade, there will not be a price at which underwriters initially sold shares of common stock to the public as there would be in a firm-commitment underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on Nasdaq, the public price of our common stock may be more volatile than in a firm-commitment underwritten initial public offering and could decline significantly and rapidly.

Furthermore, because of our novel listing process on Nasdaq, Nasdaq’s rules for ensuring compliance with its initial listing standards, such as those requiring a valuation or other compelling evidence of value, are untested. In the absence of a prior active public trading market for our common stock, if the price of our common stock or our market capitalization falls below those required by Nasdaq’s eligibility standards, we may not be able to satisfy the ongoing listing criteria and may be required to delist.

In addition, because of our novel listing process and the potential consumer awareness and brand recognition of the Company, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our common stock on Nasdaq and may participate more in our initial trading than is typical for a firm-commitment underwritten initial public offering. These factors could result in a public price of our common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our common stock and an unsustainable trading price if the price of our common stock significantly rises upon listing and institutional investors believe our common stock is worth less than retail investors, in which case the price of our common stock may decline over time. Further, if the public price of our common stock is above the level that investors determine is reasonable for our common stock, some investors may attempt to short our common stock after trading begins, which would create additional downward pressure on the public price of our common stock. To the extent that there is a lack of consumer awareness among retail investors, such a lack of consumer awareness could reduce the value of our common stock and cause volatility in the trading price of our common stock.

The public price of our common stock following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

•        changes in the industries in which we operate;

•        variations in our operating performance and the performance of our competitors in general;

•        actual or anticipated fluctuations in our quarterly or annual operating results;

•        publication of research reports by securities analysts about us or our competitors or our industry;

•        the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•        our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•        additions and departures of key personnel;

•        changes in laws and regulations affecting our business;

•        commencement of, or involvement in, litigation involving us;

•        changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of our common stock available for public sale; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

In addition, securities exchanges have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the listing of our common stock on Nasdaq as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

An active, liquid and orderly trading market for our common stock may not develop or be sustained following our Nasdaq listing, which could result in significant price volatility.

We currently expect our common stock to be listed and traded on Nasdaq. Prior to listing on Nasdaq, there has been no public market for our common stock. While our common stock may be sold after our listing on Nasdaq by the Registered Shareholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 under the Securities Act, unlike a firm-commitment underwritten initial public offering, there can be no assurance that any Registered Shareholders or other existing stockholders will sell any of their shares of common stock and there may initially be a lack of supply of, or demand for, common stock on Nasdaq. As described herein, certain shares of our common stock outstanding as of the date hereof will be registered under this registration statement. There can be no assurance that the Registered Shareholders and other existing stockholders will not sell all of their shares of common stock, resulting in an oversupply of our common stock on Nasdaq. In the case of a lack of supply of our common stock, the trading price of our common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common stock if they are unable to purchase a block of our common stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common stock, the market for our common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our common stock. In the case of a lack of market demand for our common stock, the trading price of our common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid and orderly trading market for our common stock may not initially develop or be sustained, which could significantly depress the public price of our common stock and/or result in significant volatility, which could affect your ability to sell your shares of common stock.

The public price of our shares of common stock, upon listing on Nasdaq, may have little or no relationship to the historical sales prices of our shares of common stock in private transactions.

Prior to listing on Nasdaq, there has been no public market for our shares of common stock. Our common stock has a limited history of trading in private transactions. Historical sale prices may have little or no relation to broader market demand for our shares of common stock and thus the initial public price of our shares of common stock on Nasdaq once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public prices and subsequent public prices of our shares of common stock on Nasdaq. For additional details about how the initial listing price on Nasdaq will be determined, see “Plan of Distribution.”

The uncertainty associated with the fact that few companies have undertaken direct listings to date may lead to increased volatility and pricing challenges for our common stock.

Few companies have conducted direct listings, and the process by which shares of our common stock will be listed on Nasdaq is a novel process. The absence of a traditional underwritten offering may result in a less orderly market for our common stock, increased volatility in the trading price, and potential difficulties in achieving a stable market price. Unlike an initial public offering, there is no firm-commitment underwritten offering to help inform efficient and sufficient price discovery. Consequently, the public price of our common stock may be more volatile than it would be if shares were initially listed in connection with a firm-commitment underwritten initial public offering. In addition, the trading volume and price of shares of our common stock may be more volatile and subject to greater fluctuations due to the direct listing method.

An investment in our common stock is extremely speculative and there can be no assurance of any return on your investment.

An investment in our common stock is extremely speculative, and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2024. If we fail to remedy these material weaknesses, experience additional material weaknesses in the future or otherwise fail to continue to design, implement and maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Historically, we have not had the same internal control over financial reporting requirements as publicly traded companies are required to have under applicable rules and regulations. Under the rules and regulations of the SEC regarding compliance with Section 404 of the Sarbanes-Oxley Act (“Section 404”), we are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our second Annual Report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

We identified control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses related to our financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. Our material weaknesses related to the following control deficiencies:

•        Lack of adherence to formal policies and procedures;

•        Lack of risk assessment procedures on internal controls to detect financial reporting risks on a timely manner;

•        Lack of design and implementation of effective controls to achieve complete and accurate financial reporting and disclosures, including documented controls over the preparation and review of journal entries, account reconciliations and income taxes; and

•        Lack of sufficient resources to appropriately address technical accounting considerations, such as having enough trained accounting personnel and others.

•        We have initiated a remediation plan with respect to the identified material weaknesses, which includes the following remediation measures:

•        We expanded the level of support provided by the financial accounting team of our parent company with accounting personnel experienced with public reporting matters to bolster our technical reporting capabilities. We implemented controls to formalize roles and review responsibilities to align with our team’s skills and experience and implemented formal controls over the required disclosures in the financial statements and the accounting of material matters. We evaluated our resource needs and will continue to evaluate and hire additional resources as needed to support our growth.

•        We designed and implemented procedures and controls to identify and account for complex accounting transactions and other technical accounting and financial reporting matters including accounting memoranda addressing these matters.

•        We also engaged and will continue to engage external consultants with appropriate expertise for more complex technical accounting issues required of publicly reporting companies, which supplements our internal resources and allows us to scale our accounting processes to match growth and changes in our business and operations.

•        We formalized accounting processes, policies and procedures supporting our financial close process, including creating standard balance sheet reconciliation templates, and formalized procedures over the review of financial statements.

In addition, over the next few months we intend to initiate efforts to implement controls aimed at optimizing automation to enhance our financial statement close process, enforce segregation of duties and facilitate a more robust review of journal entries.

While we believe these efforts will improve our internal controls and address the underlying causes of the identified material weaknesses, such material weaknesses will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time. The measures we have implemented and the measures that we are continuing to implement may not be sufficient to remediate the material weaknesses on a timely basis, or at all. In addition, we or our independent registered public accounting firm may identify additional material weaknesses in the future. While we are working to remediate these material weaknesses as timely and efficiently as possible, at this time we cannot provide an estimate of costs expected to be incurred in connection with the implementation of this remediation plan, nor can we provide an estimate of the time it will take to complete this remediation plan.

Although we are still in the process of remediating the material weaknesses identified, all material errors in our historical financial statements have been corrected, however, there can be no assurance that we may not have similar or material errors in any future financial statements which may require restatements of our financial statements. Any such restatements could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

Our independent registered public accounting firm is not required to report on the effectiveness of our internal control over financial reporting until after we are no longer an EGC as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse, which would occur in the event we have material weaknesses in our internal control over financial reporting. As we have not conducted an evaluation of the effectiveness of our internal control over financial reporting, we may have additional undiscovered material weaknesses. If we have material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process may be time consuming, costly, and complicated. If new material weaknesses are identified in our internal control over financial reporting, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

If we fail to accurately report and present non-GAAP financial measures, together with our financial results determined in accordance with GAAP, investors may lose confidence and our stock price could decline. Additionally, stockholders may consider GAAP measures to be more relevant to our operating performance than the non-GAAP financial measures we present.

In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures, such as Adjusted EBITDA and Adjusted net loss per share, may be useful in evaluating our operating performance. We present such non-GAAP financial measures as supplemental measures in evaluating the performance of our operations and to provide better transparency into our results of operations. We intend to continue to present these non-GAAP financial measures and other non-GAAP financial measures in future filings with the SEC and other public statements. We may in the future fail to accurately report non-GAAP financial measures we present, or elect not to report or adjust the calculation of certain non-GAAP financial measures we present. Any failure to accurately report and present our non-GAAP financial measures could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

The market price of our stock may also fluctuate based on future non-GAAP financial results we may present if investors base their investment decisions on such non-GAAP financial measures. If we decide to alter or discontinue the use of non-GAAP financial measures in reporting our annual and quarterly results of operations, the market price of our stock could be adversely affected if investors analyze our performance in a different manner.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation of our common stock, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future financing agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be an investor’s sole source of gain for the foreseeable future.

Some provisions of our articles of incorporation and bylaws may deter takeover attempts, which may inhibit a takeover that stockholders consider favorable and limit the opportunity of our stockholders to sell their shares at a favorable price.

Our bylaws divide our board of directors into three classes, with members of each class serving staggered three-year terms. The classified board provision could increase the likelihood that, in the event an outside party acquired a controlling block of our stock, incumbent directors nevertheless would retain their positions for a substantial period, which may have the effect of discouraging, delaying, or preventing a change in control. In addition, under our articles of incorporation, our board of directors may issue additional shares of common stock or preferred stock. Our board of directors has the ability to authorize “blank check” preferred stock without future shareholder approval. This makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares and/or any other transaction that might otherwise be deemed to be in their best interests, and thereby protects the continuity of our management and limits an investor’s opportunity to profit by their investment in the Company. Specifically, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•        diluting the voting or other rights of the proposed acquirer or insurgent stockholder group,

•        putting a substantial voting bloc in institutional or other hands that might undertake to support the incumbent board of directors, or

•        effecting an acquisition that might complicate or preclude the takeover.

These provisions of our articles of incorporation and bylaws, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

Anti-takeover effects of certain provisions of Nevada state law hinder a potential takeover of us.

Though not now, in the future we may become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation. The law focuses on the acquisition of a “controlling interest,” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for the redemption of such stockholder’s shares.

Nevada’s control share law may have the effect of discouraging takeovers of the corporation.

In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations and “interested stockholders” for two years after the “interested stockholder” first becomes an “interested stockholder,” unless the corporation’s board of directors approves the combination in advance or thereafter by both the board of directors and 60% of the disinterested stockholders. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of us from doing so if it cannot obtain the approval of our board of directors.

The limitation of liability, or our indemnification, of our officers and directors may cause us to use corporate resources in a manner that conflicts with the interests of our stockholders.

Nevada law eliminates the personal liability of our directors and officers for damages as a result of an act or failure to act in that capacity unless a statutory presumption that such person acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted. In addition, it must be proven both that the act or failure to act constituted a breach of a fiduciary duty as a director or officer and that such breach involved intentional misconduct, fraud or a knowing violation of law. This limitation may not affect the availability of equitable remedies, such as injunctive relief or rescission. Our articles of incorporation require us to indemnify our directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law.

Nevada law generally permits indemnification of our directors, officers and others if the person either (i) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the Company’s best interests, and, if the action is not by or in the right of the corporation and is with respect to any criminal proceeding, the person had no reasonable cause to believe that their conduct was unlawful, or (ii) is not liable under the Nevada statutory provision eliminating the liability of certain persons as described in the preceding paragraph.

These persons may be indemnified against expenses, including attorneys’ fees, judgments, fines, penalties, including excise taxes, and amounts paid in settlement and costs, actually and reasonably incurred by the person in connection with the proceeding. If the person is adjudged by a court to be liable to the corporation, no indemnification will be made unless that or another court determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us under the above provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Future sales and issuances of our common stock or rights to purchase or acquire common stock, including pursuant to any of our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders.

We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of common stock or common stock-related securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in material dilution to our investors. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock.

The plan administrator under our equity incentive plans is authorized to grant equity-based incentive awards to our directors, executive officers and other employees and service providers. As of            , 2026, there were            shares of common stock reserved for issuance in connection with outstanding awards and            shares of common stock were available for future issuance under the plan. Future equity incentive grants and issuances of common stock under awards outstanding under our 2026 Equity Incentive Plan may result in dilution to our stockholders. We do not intend to grant any additional securities under our 2016 Equity Incentive Plan.

We will incur increased costs as a result of being a public company.

Assuming we complete this direct listing, we will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as new rules and regulations subsequently implemented by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) impose additional reporting and other obligations on public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. For example, we will adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expense associated with our SEC reporting requirements. Furthermore, if we identify an issue in complying with those requirements (for example, if we or our accountants identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be difficult and expensive to obtain director officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and train qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in corporate governance and reporting requirements. We expect that the additional reporting and other obligations imposed on us by these rules and regulations will increase our legal and financial compliance costs and administrative fees significantly. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

We intend to file an application to have our common stock listed on Nasdaq. We can provide no assurance that our common stock will be listed, and if listed, that our common stock will continue to meet Nasdaq listing requirements. If we fail to comply with the continuing listing standards of Nasdaq, our common stock could be delisted.

We intend to apply to list our common stock on Nasdaq under the symbol “[•].” We anticipate that our common stock will be eligible to be listed on Nasdaq, subject to actions which may be required to meet the exchange’s listing requirements. However, we can provide no assurance that our application will receive approval, and, if approved, that an active trading market for our common stock will develop and continue. As a result, you may find it more difficult to purchase and dispose of our common stock and to obtain accurate quotations as to the value of our common stock. For our common stock to be listed on Nasdaq, we must meet the current Nasdaq initial and continued listing requirements. If we were unable to meet these requirements, our common stock could be delisted from Nasdaq. Any such delisting of our common stock could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of us by securities analysts, if any. Also, if in the future we were to determine that we need to seek additional equity capital, it could have an adverse effect on our ability to raise capital in the public or private equity markets.

Because we are a “controlled company” as defined in the Nasdaq’s rules, you may not have protection of certain corporate governance requirements which are otherwise required by Nasdaq’s rules.

Under Nasdaq’s rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. We are a controlled company because, as a result of the transfer of Grafiti LLC’s shares of our common stock to Grafiti Group LLC, which will occur prior to the effectiveness of this prospectus (the “Share Transfer”), Grafiti Group LLC, which shares are beneficially owned by Nadir Ali, our Chief Executive Officer and sole director prior to the listing of our common stock, through Grafiti LLC and a family trust for which Mr. Ali is trustee, Mr. Ali will beneficially own more than 50% of our voting power, and we expect that we will continue to be a controlled company following the completion of this direct listing. For so long as we remain a controlled company, we are not required to comply with the following permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        our board of directors is not required to be comprised of a majority of independent directors;

•        our board of directors is not subject to the compensation committee requirement; and

•        we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee composed solely of independent directors

Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions. As a result, to the extent that we take advantage of these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. Although we do not currently intend to take advantage of the controlled company exemptions, we cannot assure you that, in the future, we will not seek to take advantage of these exemptions.

Nadir Ali, our Chief Executive Officer and sole director prior to the listing of our common stock, will have the ability to control or significantly influence all matters submitted to our stockholders for approval.

Nadir Ali, our Chief Executive Officer, beneficially owns a significant percentage of our outstanding common stock. As a result, Mr. Ali is able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, Mr. Ali would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent our acquisition on terms that other stockholders may desire.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) having the option of delaying the adoption of certain new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this direct listing, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates was $700 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

It is possible that some investors will find our common stock less attractive as a result of the foregoing, which may result in a less active trading market for our common stock and higher volatility in our stock price.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline.

USE OF PROCEEDS

Registered Shareholders may, or may not, elect to sell or distribute, as applicable, the common stock covered by this prospectus. To the extent any Registered Shareholder chooses to sell or distribute, as applicable, the common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock. See “Principal and Registered Shareholders.”

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock and do not anticipate that we will pay any dividends to holders of our common stock or Series A Preferred Stock that will be newly designated prior to the effectiveness of this prospectus in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our board of directors. The Nevada Revised Statutes (“NRS”), however, prohibits us from declaring dividends, where, after giving effect to the distribution of the dividend:

•        we would not be able to pay our debts as they become due in the usual course of business; or

•        our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of stockholders who have preferential rights superior to those receiving the distribution, unless otherwise permitted under our articles of incorporation.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2025, as follows.

•        on an actual basis; and

•        on a pro forma basis to give effect to our statutory conversion from the State of Delaware to the State of Nevada (the “Conversion”) and the Exchange (as defined below), which will occur prior to the effectiveness of the registration statement of which this prospectus forms a part.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and related notes appearing elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2025
	Actual	Pro Forma
(unaudited) (in thousands, except for share and per share amounts)
Cash and cash equivalents	$	$
Stockholders’ equity:
Preferred stock: $0.0001 par value, 5,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2025
Common stock: $0.0001 par value; 1,000,000,000 shares authorized; [•] shares issued and outstanding at December 31, 2025
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity
Total capitalization	$	$

The number of shares of our common stock reflected in our actual and pro forma information set forth in the table above excludes 9,350 issued and outstanding stock options.

OUR BUSINESS

We are a corporation that develops and markets an AI-based sports performance tracking technology that is primarily focused in the golf industry. We are a sports technology company seeking to enhance the golf experience with tools that leverage the power of AI, precision shot tracking, and personalized feedback. Our products leverage advanced GPS shot tracking hardware, AI algorithms, and a smart coaching app to provide players with real-time insights, strategy recommendations, and personalized performance analytics. We are dedicated to changing the way golfers and instructors worldwide utilize data to enhance on course performance. By enabling golfers to make informed, data-driven decisions, we help improve their skills and contribute to the overall growth of the sport. Our technology equips players of all levels with the tools to meticulously track their progress, from every shot to every round. Since inception, our products have been used globally in over 135 countries and mapped over 36,000 courses. Our products have tracked over 300 million shots across more than 3 million rounds played.

Today, our technology consists of the GameGolf KZNTM AI platform (KZN is derived from the Japanese term, “Kaizen,” meaning continuous improvement), which is an integrated golf performance ecosystem of proprietary shot-tracking hardware and subscription-based software solutions. Our KZN™ AI system is a hardware-based product incorporating embedded neural network technology designed to detect and associate golf shot events with course location data during play. Our subscription software offerings include our GPS mobile application, a web-based Performance Dashboard, and Smart Caddie, an artificial intelligence driven feature that utilizes KZN AI shot data, a user’s historical performance data, and contextual inputs, including for example weather data (when and where available to be determined), to generate on-course recommendations and performance guidance.

We generate revenue from the sale of our KZN™ AI hardware device and from recurring annual subscription fees for continued access to the GameGolf App, GameGolf Smart Caddie and the GameGolf platform. Our products are sold direct-to-consumer via online platforms and in the future are expected to also be offered through affiliates and distribution partners.

Corporate Strategy

A core component of our long-term growth strategy is to pursue strategic acquisitions, joint ventures, minority investments, and other strategic transactions designed to expand our platform, accelerate market penetration, and enhance our data and technology capabilities.

While we expect to evaluate opportunities within golf technology and performance analytics, our strategic mandate is not limited to a predefined category of businesses. We may also pursue transactions across the broader sports, entertainment, and experiential ecosystem where we believe we can create value through technology integration, data intelligence, brand leverage, or operational scale. Potential target categories may include, but are not limited to:

•        Indoor golf simulation and virtual play platforms

•        Physical golf venues, entertainment-driven golf concepts, or experiential sports facilities

•        Sports-focused hospitality venues, restaurants, and performance-based entertainment concepts

•        Sports agencies, talent representation firms, or athlete-focused service platforms

•        Digital coaching, training, and content platforms

•        Sports data, analytics, AI, or software companies

•        Sensor, wearable, or hardware technology businesses

•        Media, content, or fan engagement platforms

•        International sports technology operators or distributors

While golf serves as our initial vertical, we may leverage our underlying technology architecture — combining wearable or equipment-based sensors, geospatial data capture, mobile software, and AI analytics to extend our platform into adjacent sports where measurable performance data, connected equipment, and analytics-driven improvement represent meaningful opportunities. This expansion may occur through internal product development, strategic partnerships, licensing arrangements, or acquisitions, however, there can be no assurance that we will ever be able to expand our products and solutions to other sports categories. We believe that combining data capture, analytics, experiential venues, athlete services, and digital engagement platforms can create network effects, deepen customer relationships, increase recurring revenue streams, and expand monetization pathways across consumer, enterprise, and venue-based channels.

We intend to remain opportunistic and flexible in evaluating transactions, and our acquisition criteria will focus on strategic fit, scalability, data enhancement potential, revenue quality, margin profile, and the ability to accelerate our long-term platform strategy.

There can be no assurance that we will complete any such acquisitions or combinations; however, we believe a disciplined and technology-driven M&A strategy will be a meaningful driver of long-term value creation.

We are pursuing a hybrid growth strategy combining:

1.      Organic growth, driven by product innovation, AI enhancements, subscription monetization, and global distribution; and

2.      Acquisitive growth, through strategic transactions that broaden our platform and expand our addressable market.

We believe our long-term valuation profile should reflect our evolution from a single-product golf technology provider into a multi-dimensional sports intelligence and experiential platform. As we expand our AI capabilities, scale recurring software revenues, grow our data assets, and selectively integrate complementary businesses across sports, entertainment, and venue-based ecosystems, we expect our revenue mix, margin profile, and addressable market to broaden meaningfully. We believe companies that successfully combine data intelligence, recurring digital revenue, experiential engagement, and scalable platform infrastructure may command valuation characteristics more consistent with technology-enabled platform businesses rather than standalone hardware or single-vertical application providers. Our strategy is designed to position us and our business within this broader platform category over time through disciplined execution, organic innovation, and strategic transactions.

Industry Overview

The global golf technology sector is expanding rapidly, fueled by a growing player base and increased technology adoption. During 2025, 48.1 million Americans aged six or over played golf (on course or off course), including 29.1 million who played on a golf course and another 19 million in off course golf activities such as tech enabled ranges golf simulator or entertainment venues (National Golf Foundation). In 2024, the T&A Global Golf Participation Report (which excludes the USA and Mexico) reported over 108 million junior and adult golf players including on course and other formats (R&A Global Golf Participation). The global golf and rangefinder market is projected at USD$68.8 million in 2025, with an expected 3.55% CAGR through 2033 (MarketResearch.com). Some analysts even anticipate growth from. We believe we are well-positioned to capitalize on this opportunity by delivering a differentiated solution that combines AI-powered analytics, GPS tracking, and seamless app integration to meet the evolving needs of modern golfers.

Products

GameGolf KZN™ AI Shot Tracking System

The GameGolf KZN™ AI system is our proprietary hardware-based shot tracking solution. The system includes smart sensors and a GPS tracking device designed to automatically detect, classify, and record shot events during a round of golf.

The smart sensors incorporate accelerometer and gyroscope components and utilize embedded neural network algorithms designed to determine whether a swing event constitutes a shot. The system develops club-type swing signatures using trained neural network models to support shot detection accuracy. Detected shot events are transmitted via Bluetooth Low Energy (“BLE”) to a GPS tracking device, which associates each event with geographic location data and places the shot on the relevant hole and mapped golf course within our platform.

The GameGolf KZN™ AI device is required for shot capture functionality and is sold as a hardware device separate from our annual subscription.

GameGolf GPS Mobile Application

The GameGolf GPS mobile application is available for iOS and Android smart phones and is available as a free download from the app stores and serves as the primary in-play user interface. An annual subscription applies from the one-year anniversary of setting up the GameGolf KZN™ AI device on the GameGolf Platform. During play, the application provides GPS-based distance measurements, displays recorded shot locations, supports scorekeeping through a digital scorecard, and allows users to confirm or edit shot information. The application facilitates synchronization of round data captured by the GameGolf KZN™ AI system. Access to shot tracking and round data capture requires both a GameGolf KZN™ AI device and an active annual subscription.

Web-Based Performance Dashboard

Our web-based Performance Dashboard provides post-round analytics and longitudinal performance tracking. The dashboard enables users to review completed rounds, visualize shot dispersion and course mapping, evaluate club performance metrics, analyze scoring trends, and assess performance statistics over time. The Performance Dashboard is designed to complement the mobile application by providing expanded visualization tools and analytical functionality for performance review and planning. Access to the Performance Dashboard is included as part of our annual subscription.

Smart Caddie

Smart Caddie is an artificial intelligence — driven feature included with our annual subscription.

Smart Caddie utilizes data generated by the GameGolf KZN™ AI system, a user’s historical performance data, and contextual third-party inputs, including for example weather data (when and where available to be determined), to generate decision-support outputs during play. These outputs may include club selection recommendations, suggested target locations, strategic shot guidance, and expected scoring projections.

Research and Development

Our plans include investments in research and development and related product enhancement opportunities. Our management believes that we must continue to dedicate a significant number of resources to research and development efforts to maintain a competitive position.

Over the next twelve months, we intend to focus our research and development efforts to offer new product sections and feature launches incorporating:

•        enhanced versions of Smart Caddie AI with dynamic on-course strategy recommendations;

•        AI-assisted training modules for beginners through professionals;

•        integration of biometric and motion sensor data into performance dashboards; and

•        new data-driven tools for coaches, academies, and sports teams to personalize athlete development.

Sales and Marketing

Our sales and marketing efforts over the last two completed fiscal years have been limited as we intentionally reduced our sales and marketing expenditures and related activities as we focused our resources on product redevelopment, technology enhancements, and the relaunch of our platform. As a result, our historical revenue and customer acquisition trends may not be indicative of our future performance as we expand our commercial activities.

Following the relaunch of our product, we intend to increase our investment in sales and marketing initiatives over the next twelve months. Our growth strategy includes expanding our distribution network through strategic partnerships with industry participants, affiliates, and other channel partners; implementing targeted influencer and brand ambassador campaigns; and increasing direct-to-consumer marketing efforts by leveraging our extensive historical customer base, digital advertising, social media engagement, and other online customer acquisition initiatives. We expect these efforts to increase brand awareness, accelerate customer acquisition, and drive subscription and hardware sales.

There can be no assurance, however, that these expanded sales and marketing initiatives will generate increased revenue or result in a favorable return on investment. Increased marketing expenditures may adversely affect our operating results in the near term, and if our efforts are not successful, our business, financial condition, and results of operations could be materially adversely affected.

We generate revenue from the sale of the GameGolf KZN AI™ hardware device and from recurring annual subscription fees for continued access to the GameGolf App, GameGolf Smart Caddie and the GameGolf platform. Our products are currently sold direct-to-consumer via online platforms and in the future we intend to expand our sales and marketing initiatives to grow our distribution network via strategic partnerships, influencer campaigns, and other direct-to-consumer initiatives.

Our products are targeted to casual golfers and amateur players looking to enhance their game, professional golfers and coaches seeking data-driven performance insights, golf courses and event organizers that can leverage our course mapping and analytics using our patented GameGolf Intelligence Golf Course Management Tool and sports academies and training facilities utilizing AI-based performance tracking.

Competitive Landscape

In the competitive golf technology landscape, we face competition across several categories, including shot tracking hardware providers such as Garmin, Arccos, and ShotScope; GPS rangefinder applications like Hole19, GolfPad, and TheGrint; swing analysis and coaching systems offered by TrackMan and FlightScope; and a growing number of AI-powered sports training platforms. We believe that we distinguish ourselves by delivering a fully integrated solution that combines automated GPS-based shot detection and tracking, advanced AI-coaching, and in-depth performance analytics in a unified platform — offering golfers a comprehensive and seamless experience that addresses multiple aspects of game improvement in one system.

Intellectual Property

Our intellectual property consists primarily of proprietary technology, including embedded neural network algorithms, shot detection methodologies, software code, data analytics models, trademarks, trade secrets and other know-how related to our KZN™ AI hardware and subscription software platform. We seek to protect our intellectual property through a combination of patent filings, trademark registrations, trade secret protection, confidentiality agreements, employment and contractor invention assignment agreements, and other contractual restrictions.

We rely on federal, state and international trademark laws to protect our registered and unregistered trademarks associated with the GameGolf brand and our product offerings. We also rely on copyright protections for our software code, mobile applications, website content and other proprietary materials. In addition, we depend on trade secret laws and confidentiality agreements to safeguard our proprietary algorithms, training methodologies, data processing techniques, product designs and other technical and business know-how.

We (or our wholly-owned subsidiaries) own trademark registrations filed with the Canada Intellectual Property Office for certain word marks and designs using the words “GAME”, “GAME YOUR GAME” and “GAME GOLF”. Each of these registrations expire in May 2031. The Company previously registered the same word marks or designs with the United States Patent and Trademark Office (“USPTO”) but such registrations lapsed, and the Company intends submit new applications for the same marks. In addition, we intend to file applications for the following marks: “GameGolf KZN AI” and “KZN AI”.

We (or our wholly-owned subsidiaries) own four issued patents and one pending published patent application in the United States relating to the GameGolf products, covering the collection of golf data, golf course management and shot detection along with similar patents or patent applications in other jurisdictions including Australia, the European Patent Organization, Japan, China and Korea. The registered patents in Australia, the European Patent Organization, Japan, China and Korea expire on July 2031. The registered patents in the United States were issued in December 2013, March 2015, January 2019 and August 2021 and expire on December 2033, March 2035, January 2039 and June 2041, respectively.

Government Regulation

In general, we are subject to numerous federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, immigration, taxation, anticorruption, import/export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition.

Violations of one or more of these diverse legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations. To date, compliance with these regulations has not been financially burdensome.

Employees

As of the date of this filing, we have a principal executive officer, two employees based in Ireland and five consultants with three based in Ireland, including our principal financial officer, and two based in South Africa. Certain finance, legal and other administrative support services are provided to the Company by Grafiti LLC.

Facilities

Our corporate headquarters are located at 405 Waverley Street, Palo Alto, CA 94301. As of the date of this filing, we did not own any facilities or real properties.

Legal Proceedings

We are not party to any material legal proceedings at this time. From time to time, we may become involved in various legal proceedings that arise in the ordinary course of our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors, and there can be no assurances that favorable outcomes will be obtained.

Corporate Information and Structure

The GameGolf Classic device originally launched to market in February 2014 by Active Mind Technology, Inc., a Delaware corporate (“AMT Delaware”). We were initially incorporated on December 5, 2016 in the State of Delaware. Shortly after incorporation, pursuant to the terms of an Asset Purchase Agreement, dated December 13, 2016, by and between the Company and Active Mind (ABC), LLC, a California limited liability company (“Seller”), as assignee for the benefit of creditors of AMT Delaware, we acquired certain tangible and intangible assets of AMT Delaware relating to the AMT Delaware business and products including, but not limited to, the technology, intellectual property and other intangible assets associated with AMT’ Delaware’s ‘GameGolf’ product in addition to the stock of certain subsidiaries of AMT Delaware, as described below. The business has since evolved to harness the power of AI by building a new scalable platform and developing a new automatic shot detection device, ‘GameGolf KZN AI’.

Inpixon Majority Interest Acquisition

On March 25, 2021, the Company and holders of a majority of its outstanding common stock (the “Selling Stockholders”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Inpixon, a publicly traded corporation, listed on the Nasdaq Capital Market (renamed XTI Aerospace, Inc. in March of 2024) (“Inpixon”), pursuant to which Inpixon acquired a majority equity interest in the Company. In connection with this transaction all other directors of the Company resigned and Nadir Ali, was appointed as the sole director of the Company.

In connection with the closing of the Acquisition, Inpixon entered into a Stockholders’ Agreement, dated as of April 19, 2021 (the “Stockholders’ Agreement”), with us and certain other minority stockholders, including the Selling Stockholders and the other minority stockholders (collectively, the “Minority Stockholders”). Pursuant to the terms of the Stockholders’ Agreement, the Minority Stockholders agreed to vote their shares to (i) ensure that our board of directors is comprised of one director and (ii) elect the person we designate from time to time to serve as our sole director.

The Stockholders’ Agreement imposes certain transfer restrictions on the Minority Stockholders, with limited exceptions for Minority Stockholders other than the Selling Stockholders. In addition, under the Stockholders’ Agreement, the Company has a right of first refusal in the event a Minority Stockholder wants to transfer shares to a third party, as well as customary drag-along rights in the event a third party offers to purchase all of our outstanding capital stock.

Transfer to Grafiti

On December 29, 2023, in connection with an internal reorganization Inpixon transferred and assigned all of the shares of Company common stock held by it to Grafiti LLC, a Nevada limited liability company, and then wholly owned subsidiary of Inpixon pursuant to the terms of a Contribution Assignment and Assumption agreement, dated December 21, 2023 (the “Transfer to Grafiti”). In connection with the Transfer to Grafiti, the Stockholders’ Agreement was also assigned to Grafiti LLC and Grafiti LLC assumed all rights and obligations of Inpixon under the Stockholders’ Agreement.

On February 16, 2024, Inpixon entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) pursuant to which 100% of the equity interest in Grafiti LLC were acquired by Grafiti Group LLC (“Grafiti Group”). Our sole director Nadir Ali owns 1% of the outstanding membership interests of Grafiti Group and the Ali Family Trust owns the balance of the remaining 99% interests. Mr. Ali serves as the sole trustee of Grafiti Group.

Plan of Conversion, Share Transfer and Reorganization

Prior to the effectiveness of this registration statement, we expect to effectuate the Conversion by means of a statutory conversion pursuant to a plan of conversion (the “Conversion Plan”) pursuant to which we will be converted from a Delaware corporation to a Nevada corporation (the “Resulting Entity”). Under the terms of the Conversion Plan, each outstanding share of common stock of the Company will be converted into [•] shares of common stock of the Resulting Entity and the certificate of incorporation and bylaws set forth in the Conversion Plan will become the certificate of incorporation and bylaws of the Resulting Entity. See “Description of Securities – Certain Effects of the Conversion from Delaware to Nevada” for more information.

Prior to the effectiveness of this registration statement, it is anticipated that Grafiti LLC transfer and assign all of the shares of common stock of the Company held by Grafiti LLC to its parent company, Grafiti Group.

Prior to the effectiveness of this registration statement, we anticipate to effect the Reorganization, pursuant to which all of the assets and liabilities of the Company associated with the GameGolf products and business, including all of the capital stock of our wholly-owned subsidiary AMT, will be contributed to a newly formed Nevada corporate subsidiary to be named “Game Golf, Inc.” that will be wholly-owned by us pursuant to the terms and conditions of a Contribution and Assignment Agreement, to be entered into between us and Grafiti Group.

Further, in connection with the Exchange, we expect to file a certificate of designation (the “Certificate of Designation”) with the Secretary of State of the State of Nevada designating the rights, preferences and limitations of the shares of the Company’s Series A Preferred Stock (the “Series A Preferred Stock”). See “Recent Developments – Exchange Agreement” for more information.

Recent Developments

Streeterville Note

On December 31, 2025 (the “Issue Date”), we entered into a note purchase agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which we issued a secured promissory note (the “Streeterville Note”) to Streeterville in an aggregate original principal amount of $575,000 (the “Principal Amount”) for an aggregate purchase price of $500,000 (the “Purchase Price”). The Streeterville Note carries an original issue discount of $50,000 and includes $25,000 of issuance costs to cover legal, accounting, due diligence, monitoring and other transaction costs. The maturity date on the Streeterville Note is sixty (60) days following the Issue Date (the “Maturity Date”) and interest accrues on the outstanding balance of the note at a rate of the ten percent (10%) per annum which will increase to 18% upon the occurrence of certain trigger events (each, a “Trigger Event”) as described in the Streeterville Note, which have not been cured within five business days following written notification by Streeterville of the occurrence of a Trigger Event and a demand to cure such Tigger Event within five trading days (“Event of Default”), provided, however, that certain Trigger Events may be deemed an automatic Event of Default whether or not notice to cure has been delivered by Streeterville.

The obligations under the Streeterville Note are secured by: (i) a Guaranty from Nadir Ali, our current CEO (the “Guaranty”); (ii) a Pledge Agreement from Grafiti LLC (“Pledgor”) pursuant to which all shares of common stock of the Company owned by Pledgor which shall represent no less than sixty percent (60%) of the outstanding shares of common stock of the Company at any time (the “Pledged Shares”) as additional collateral under the Streeterville Note (the “Pledge Agreement”); (iii) a Security Agreement (the “Security Agreement”) pursuant to which Streeterville was granted a security interest in all of the existing and future assets of the Company subordinated only to permitted liens as described in the Streeterville Note (“Collateral”); and (iv) an Intellectual Property Security Agreement (the “IP Security Agreement”, and together with the Guaranty, Pledge Agreement, and Security Agreement, the “Collateral Agreements”) with respect to the security interests granted in the intellectual property owned by the Company.

Until all of the Company’s obligations under Streeterville Note (including the Collateral Agreements) are satisfied, the Company agreed to comply with the following covenants: (i) except with respect to any Permitted Issuance (as defined in the Note) or Permitted Indebtedness (as defined in the Note), the Company will not issue, incur, or guaranty any debt or issue any equity in Company without Investor’s prior written consent, which consent may be granted or withheld in Investor’s sole and absolute discretion; and (ii) the Company will not grant any security interest, lien, pledge or other encumbrance in any of its assets or equity without Streeterville’s prior written consent, which consent may be granted or withheld in Streeterville’s sole and absolute discretion.

Exchange Agreement

Following the effective time of the Conversion and Share Transfer, the Company intends to enter into an Exchange Agreement (the “Exchange Agreement”) with Grafiti Group (the “Majority Holder”), pursuant to which we will issue [•] shares of the newly designated Series A Preferred Stock (the “Preferred Exchange Shares”) to the Majority Holder in exchange for [•] shares of our common stock (the “Exchange Common Shares”) held by the Majority Holder (the “Exchange”). In connection with the Exchange, the Stockholders’ Agreement and all rights, preferences and obligations of the parties to the Stockholders’ Agreement shall be deemed to be terminated and of no further force and effect.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Dismissal of Independent Registered Public Accounting Firm

On January 28, 2026, we dismissed KNAV CPA LLP (“KNAV”) as our independent registered public accounting firm. The decision to change accountants was approved by our sole director. The report of KNAV on our consolidated financial statements as of and for the fiscal year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles except for the explanatory paragraph in such report regarding substantial doubt about Company’s ability to continue as a going concern. The Company’s decision to change auditors was not related to the going concern explanatory paragraph or any disagreements with KNAV.

During the fiscal year ended December 31, 2024, and the subsequent interim period through January 28, 2026, there were:

•        no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) with KNAV on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure; and

•        no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) except with respect to those certain material weaknesses described in this prospectus under the section titled “Internal Control Over Financial Reporting”; and

•        during the fiscal year ended December 31, 2024 and the subsequent interim period through January 28, 2026 neither we nor anyone on our behalf consulted with KNAV regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on our consolidated financial statements.

Appointment of New Independent Registered Public Accounting Firm

On February 3, 2026, we engaged CBIZ CPAs P.C. (“CBIZ”) as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2025.

•        During the fiscal years ended December 31, 2024 and 2025, and the subsequent interim period through February 3, 2026 neither we nor anyone on our behalf consulted with CBIZ regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on our financial statements.

We have provided KNAV with a copy of the foregoing disclosures and have requested that they furnish us with a letter addressed to the SEC stating whether they agree with the above statements. A copy of that letter, dated February 17, 2026, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, include forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a sports technology company seeking to revolutionize the golf experience with tools that leverage the power of AI, precision shot tracking, and personalized feedback. Our solutions integrate advanced tracking with GPS technology, smart sensors, and AI-based analytics to enhance player performance and enjoyment. With GameGolf’s KZN AI shot tracker and AI powered Smart Caddie, we are creating a unified, data-driven platform tailored to the needs of golfers worldwide.

Our products leverage advanced GPS shot tracking hardware, AI algorithms, and a smart coaching app to provide players with real-time insights, strategy recommendations, and personalized performance analytics. We are dedicated to changing the way golfers and instructors worldwide utilize data to enhance on course performance. By enabling golfers to make informed, data-driven decisions, we help improve their skills and contribute to the overall growth of the sport. Our technology equips players of all levels with the tools to meticulously track their progress, from every shot to every round.

Over the last two years, we have concentrated its efforts on the development of its new generation KZN AI devices, applications and infrastructure. It launched a beta version of the KZA AI device in May 2025 to its legacy product user base and expects to launch a subsequent update in the second quarter of 2026.

The sale proceeds from the sale of a GameGolf KZN AI device comprises two elements, proceeds from the sale of the hardware device and a subscription fee that allows customers to obtain access to our software platform and services. On the anniversary of the setup of the GameGolf KZN device by the customer, and subsequent anniversaries thereafter, the customer is charged a subscription fee for continued access to the Company’s platform, features and services. Up until 2023, we only generated revenue on the sale of the device and provided free access to its platform. The change to a subscription based model increases customer lifetime value (“CLV”) and provides a recurring revenue stream, while enabling the Company to continuously deliver new features, data insights, and performance enhancements. The subscription offering includes access to the GameGolf mobile application, Smart Caddie functionality, and the broader GameGolf platform.

We generate revenue from the sale of the GameGolf KZN AITM hardware device and from recurring annual subscription fees for continued access to the GameGolf App, GameGolf Smart Caddie and the GameGolf platform. Our products are currently sold direct-to-consumer via online platforms and in the future we intend to expand our sales and marketing initiatives to grow our distribution network via strategic partnerships, influencer campaigns, and other direct-to-consumer initiatives.

Our path to profitability is focused on transitioning from predominantly one-time hardware sales to a recurring, higher-margin software and data-driven revenue model. We intend to monetize its installed base and proprietary dataset through subscriptions for advanced analytics and AI-enabled features, as well as through potential licensing and business-to-business partnerships with coaches, golf facilities, and industry participants. Over time, this strategy is expected to improve revenue predictability, expand gross margins, and enhance operating leverage as scale is achieved.

We experienced a net loss from continuing operations of approximately $[•] million and $1.8 million for the years ended December 31, 2025 and 2024, respectively. This increase in loss of approximately $[•] million was primarily attributable to [•]. Our revenues in the years ended December 31, 2025 and 2024 were immaterial and we cannot assure that we will ever earn revenues sufficient to support our operations, or that we will ever be profitable. In order to continue our operations, we have historically supplemented the revenues we earned primarily with loans received from our parent company and Streeterville.

Recent Developments

Streeterville Note

On December 31, 2025, we entered into a note purchase agreement with Streeterville (as defined above), pursuant to which we issued a secured promissory note to Streeterville in an aggregate original principal amount of $575,000 for an aggregate purchase price of $500,000. The Streeterville Note (as defined above) carries an original issue discount of $50,000 and includes $25,000 of issuance costs to cover legal, accounting, due diligence, monitoring and other transaction costs. The maturity date on the Streeterville Note is sixty (60) days following the Issue Date (as defined above) and interest accrues on the outstanding balance of the note at a rate of the ten percent (10%) per annum which will increase to 18% upon the occurrence of certain trigger events. The obligations under the Streeterville Note are secured by: (i) a Guaranty from our current CEO, Nadir Ali (the “Guaranty”); (ii) a Pledge Agreement from Grafiti LLC (“Pledgor”), pursuant to which all shares of common stock of the Company owned by Pledgor which shall represent no less than sixty percent (60%) of the outstanding shares of common stock of the Company at any time (the “Pledged Shares”) as additional collateral under the Streeterville Note (the “Pledge Agreement”); (iii) a Security Agreement the “Security Agreement”), pursuant to which Streeterville was granted a security interest in all of the existing and future assets of the Company subordinated only to permitted liens as described in the Streeterville Note (“Collateral”); and (iv) an Intellectual Property Security Agreement (the “IP Security Agreement,” and together with the Guaranty, Pledge Agreement, and Security Agreement, the “Collateral Agreements”) with respect to the security interests granted in the intellectual property owned by the Company.

Critical Accounting Estimates

Our financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Our discussion and analysis of its financial condition and operating results require us to make judgments, assumptions and estimates that affect the amounts reported. We base our estimates on historical experience, current trends, and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

The Company recognizes revenue when control of the promised products or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from sales of hardware and software subscriptions. In determining how revenue should be recognized, a five-step process is used, which requires judgment and estimates within the revenue recognition process. The most critical judgements required in applying ASC 606, Revenue Recognition from Customers, and our revenue recognition policy relates to the determination of distinct performance obligations.

•        We receive fixed consideration for sales of hardware products. Revenue is recognized at the point in time when the customer has title to the product and risks and rewards of ownership have transferred. This takes place when the hardware product is delivered to the customer.

•        Revenue related to software subscriptions are recognized evenly over the subscription period using a time-based measure because the company is providing continuous service and the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the data is delivered.

•         The Company enters into contracts containing multiple performance obligations, including hardware and complimentary subscription services. These contracts include a one-year subscription to the GameGolf App with the purchase of the hardware. The first performance obligation is the delivery of the hardware at the time of sale. The second performance obligation is the provision of subscription services, which allows users to sync, view, and access real-time data through the Company’s online dashboard and mobile applications. The Company allocates revenue to the performance obligations based on their relative standalone selling prices. Amounts allocated to the product/hardware are recognized at the time of delivery, provided the other conditions for revenue recognition have been met. Amounts allocated to the software subscription service are deferred and recognized on a straight-line basis over the estimated usage period.

Inventory

Finished goods are measured at the lower of cost and net realizable value. Cost includes the cost of purchase and freight inwards costs. Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of realization. The Company states inventory utilizing the first-in, first-out method. The Company continually analyzes its slow-moving, excess and obsolete inventories. Based on historical and projected sales volumes and anticipated selling prices, the Company establishes reserves. If the Company does not meet its sales expectations, these reserves are increased. Products that are determined to be obsolete are written down to net realizable value. No inventory obsolescence cost was recorded during the years ended December 31, 2025 or 2024.

Long-Lived Assets — Impairment Assessments

Long-lived assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. The impairment test for long-lived assets requires us to assess the recoverability of our long-lived assets by comparing their net carrying value to the sum of undiscounted estimated future cash flows directly associated with and arising from our use and eventual disposition of the assets. If the net carrying value of a group of long-lived assets exceeds the sum of related undiscounted estimated future cash flows, we would be required to record an impairment charge equal to the excess, if any, of net carrying value over fair value.

When assessing the recoverability of our long-lived assets, which include property and equipment, we make assumptions regarding estimated future cash flows and other factors. Some of these assumptions involve a high degree of judgment and bear a significant impact on the assessment conclusions. Included among these assumptions are estimating undiscounted future cash flows, including the projection of comparable sales, operating expenses, capital requirements for maintaining property and equipment and residual value of asset groups. We formulate estimates from historical experience and assumptions of future performance, based on business plans and forecasts, recent economic and business trends, and competitive conditions. In the event that our estimates or related assumptions change in the future, we may be required to record an impairment charge.

We evaluate the remaining useful lives of long-lived assets whenever events or circumstances indicate that a revision to the remaining period of amortization is warranted. Such events or circumstances may include (but are not limited to): the effects of obsolescence, demand, competition, and/or other economic factors including the stability of the industry in which we operate, known technological advances, legislative actions, or changes in the regulatory environment. If the estimated remaining useful lives change, the remaining carrying amount of the long-lived assets would be amortized prospectively over that revised remaining useful life. We have determined that there were no events or circumstances during the year ended December 31, 2024, which would indicate a revision to the remaining amortization period related to any of our long-lived assets. Accordingly, we believe that the current estimated useful lives of long-lived assets reflect the period over which they are expected to contribute to future cash flows and are therefore deemed appropriate.

Based on its assessments, the Company has not recorded any impairment of long-lived assets during the years ended December 31, 2025 or 2024.

Deferred Income Taxes

In accordance with ASC 740 “Income Taxes” (“ASC 740”), management routinely evaluates the likelihood of the realization of its income tax benefits and the recognition of its deferred tax assets. In evaluating the need for any valuation allowance, management will assess whether it is more likely than not that some portion, or all, of the deferred tax asset may not be realized on a jurisdictional basis. Ultimately, the realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which temporary differences become deductible and/or tax credits and tax loss carry-forwards can be utilized. In performing its analyses, management considers both positive and negative evidence including historical financial performance, previous earnings patterns, future earnings forecasts, tax planning strategies, economic and business trends and the potential realization of net operating loss carry-forwards within a reasonable timeframe. To this end, management considered (i) that we have had historical losses in the prior years and cannot anticipate generating a sufficient level of future profits in order to realize the benefits of our deferred tax asset; (ii) tax planning strategies; and (iii) the adequacy of future income as of December 31, 2024, based upon certain economic conditions and historical losses through December 31, 2024. After consideration of these factors, management deemed it appropriate to establish a full valuation allowance with respect to the deferred tax assets for the Company.

A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax filings that do not meet these recognition and measurement standards. As of December 31, 2025 and December 31, 2024, $            and no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. The Company’s policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. During the years ended December 31, 2025 and December 31, 2024, $            and $0 interest and penalties were recorded, respectively.

The Company’s major tax jurisdictions are the United States, and Ireland. Generally accepted accounting principles requires the Company’s management to evaluate tax positions taken by the Company and recognize a tax liability for any uncertain positions that more likely than not would not be sustained upon examination by the Internal Revenue System (the “IRS”) or a foreign jurisdiction taxing authority. The Company is subject to routine audits by tax authorities.

Components of Results of Operations

Revenue

We generate revenue from the sale of the GameGolf KZN AITM hardware device and from recurring annual subscription fees for continued access to the GameGolf App, GameGolf Smart Caddie and the GameGolf platform. Our products are currently sold direct-to-consumer via online platforms and in the future we intend to expand our sales and marketing initiatives to grow our distribution network via strategic partnerships, influencer campaigns, and other direct-to-consumer initiatives.

Operating Expenses

Research and Development

Research and development activities represent a significant part of our business. Our research and development efforts focus on the design and testing of our GameGolf suite of products.

Research and development expenses consist primarily of the following types of expenses:

•        employee-related expenses, including salaries and benefits for personnel engaged in research and development functions;

•        expenses incurred under agreements with third parties such as consultants and contractors; and

•        software and technology-related on-course and off-course testing expenses.

Research and development costs are expensed as incurred. We expect our research and development expenses to decrease modestly in absolute terms, as we shift focus from hardware and software into the exploitation of the AI and machine learning capabilities of our GameGolf products.

We cannot determine with certainty the timing, duration or the costs necessary to complete the design, development, and manufacturing future enhancements of our GameGolf product line due to the inherently unpredictable nature of our research and development activities. Development timelines, the probability of success, and development costs may differ materially from expectations.

Sales and Marketing Expenses

Sales and marketing costs include Salary Costs for Marketing, Sales and Business Development personnel and commissions payable to affiliates. It also includes marketing and advertising activities such as developing marketing content, investment in social media campaigns and partnering with influencers to engage with the wider golfing public. Initial costs will be directed towards building awareness and credability of our GameGolf products with return on investment (ROI) expected to improve as we establish a presence in our target markets. Sales and marketing expenses are expensed as incurred. We expect sales and marketing costs to substantially increase as we launch our GameGolf KZN AI product in the second quarter of 2026.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance, business development, and administrative functions. General and administrative expenses also include professional fees for accounting, auditing, tax and administrative consulting services; insurance costs, GameGolf platform hosting costs, third party logistics (3PL) partners and other operating costs.

We anticipate that general and administrative expenses will increase in the future as we increase our headcount and cost base to support the growth of the business through continued research and development and commercialization of the GameGolf products.

Other Expense

Other expense primarily consists of interest expense relating to a promissory note payable to, Grafiti LLC. We expect interest expense to increase due to the issue of additional promissory notes payable to Grafiti LLC and the issuance of the Streeterville debt, both of which will be used to fund working capital requirements.

Results of Operations — continuing operations

Year Ended December 31, 2025 compared to the Year Ended December 31, 2024

The following table sets forth selected consolidated financial data as a percentage of our revenue and the percentage of period-over-period change:

	for the years ended december 31,
	2025		2024
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
Revenues			$14,878	100%
Cost of revenues			$2,309	16%
Gross profit			$12,569	84.5%
Operating expenses			1,773,497	11,920%
Loss from operations			$(1,760,928)	-11,836%
Other expense			$(87,691)	-589%
Net loss			$(1,848,619)	-12,425%

Revenue

Revenue was $[•] for the year ended December 31, 2025, compared to $14,878 for the year ended December 31, 2024, a [increase/decrease] of $[•]. Revenue comprised hardware sales and software subscription income for the year ended December 31, 2025 were $[•] for hardware and $[•] for subscriptions as compared to $4,278 for hardware and $10,600 subscriptions for the year ended December 31, 2024. Hardware revenue in 2024 primarily reflects device sales to beta testers. A smaller number of devices were sold in 2024 to support continued testing. Revenues were insignificant in 2024 due to the Company’s focus on the development of its products and services.

Cost of revenues

Cost of revenues was $2,309 in 2024 and $[•] in 2025, a [increase/decrease] of $* (*%). The [increase/decrease] in 2025 was driven by            .

Gross Margins

Gross profit was $12,569 (gross margin 84.5%) in 2024 and $[•] (gross margin *%) in 2025. The year-over-year            .            in gross margin percentage reflects            .

Operating Expenses

Operating expenses were $1,773,497 for the year ended December 31, 2024 compared to [•] for the year ended December 31, 2025, representing a [increase/decrease] of $[•], or [*%] year over year. The [increase/decrease] in 2025 is primarily due to            .

Other Expense

Other expense for the year ended December 31, 2025 and December 31, 2024, respectively, was $[•] and $87,691, a [increase/decrease] of $[•]. Our other expense for the year ended December 31, 2025 [primarily consisted of interest expense on the Grafiti debt which was entered into in [•]].

Non-GAAP Financial information

Adjusted EBITDA

EBITDA is defined as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization. Adjusted EBITDA is used by our management as the matrix in which it manages the business. It is defined as EBITDA plus adjustments for other income or expense items, non-recurring items and non-cash items.

Adjusted EBITDA for the year ended December 31, 2025, was a loss of $[•] compared to a loss of $1,512,043 for the year ended December 31, 2024.

The following table presents a reconciliation of our net loss, which is our GAAP operating performance measure, to Adjusted EBITDA for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
	2025	2024
Net loss		$(1,848,619)
Non-cash unrealized foreign exchange loss		231,034
Interest expense		87,691
Depreciation/Amortization		17,851
Adjusted EBITDA		$(1,512,043)

We rely on Adjusted EBITDA, which is a non-GAAP financial measure for the following:

•        To review and assess the operating performance of our Company as permitted by ASC Topic 280, Segment Reporting;

•        To compare our current operating results with corresponding periods and with the operating results of other companies in our industry;

•        As a basis for allocating resources to various projects;

•        As a measure to evaluate potential economic outcomes of operational alternatives and strategic decisions; and

•        To evaluate internally the performance of our personnel.

We have presented Adjusted EBITDA above because we believe it conveys useful information to investors regarding our operating results. We believe it provides an additional way for investors to view our operations, when considered with both our GAAP results and the reconciliation to net loss. By including this information, we can provide investors with a more complete understanding of our business. Specifically, we present Adjusted EBITDA as a supplemental disclosure because of the following:

•        We believe Adjusted EBITDA is a useful tool for investors to assess the operating performance of our business without the effect of interest, income taxes, depreciation and amortization and other non-cash items including one time charges such as professional fees.

•        We believe it is useful to provide to investors a standard operating metric used by management to evaluate our operating performance; and

•        We believe the use of Adjusted EBITDA is helpful to compare our results to other companies.

Even though we believe Adjusted EBITDA is useful for investors, it does have limitations as an analytical tool. Thus, we strongly urge investors not to consider this metric in isolation or as a substitute for net income (loss) and the other consolidated statement of operations data prepared in accordance with GAAP. Some of these limitations include the fact that:

•        Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•        Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•        Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•        Adjusted EBITDA does not reflect income or other taxes or the cash requirements to make any tax payments; and

•        Other companies in our industry may calculate Adjusted EBITDA differently than we do, thereby potentially limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and providing Adjusted EBITDA only as supplemental information.

Adjusted Net Loss per Share

Basic and diluted net loss per share for the years ended December 31, 2025 and 2024 was a loss of $ and $0.20, respectively.

Adjusted net loss per share is used by the Company’s management as an evaluation tool as it manages the business and is defined as net loss per basic and diluted share adjusted for non-cash items and one time charges.

Adjusted net loss per basic and diluted common share for years ended December 31, 2025 and 2024 was a loss of $[•] and $0.18, respectively.

The following table presents a reconciliation of net loss per basic and diluted share, which is our GAAP operating performance measure, to Adjusted net loss per share for the periods reflected:

	For the years ended December 31,
	2025	2024
Net loss		$(1,848,619)
Adjustments:
Non-cash unrealized foreign exchange loss		231,034
Adjusted loss		1,617,585
Adjusted net loss per share – basic and diluted		$(0.18)
Weighted average basic and diluted common shares outstanding		9,197,508

We rely on Adjusted net loss per share, which is a non-GAAP financial measure:

•        To compare our current operating results with corresponding periods and with the operating results of other companies in our industry;

•       As a measure to evaluate potential economic outcomes of operational alternatives and strategic decisions; and

•        To evaluate internally the performance of our personnel.

We have presented Adjusted net loss per share above because we believe it conveys useful information to investors regarding our operating results. We believe it provides an additional way for investors to view our operations, when considered with both our GAAP results and the reconciliation to net loss, and that by including this information we can provide investors with a more complete understanding of our business. Specifically, we present Adjusted net loss per share as supplemental disclosure because:

•        We believe Adjusted net loss per share is a useful tool for investors to assess the operating performance of our business without the effect of non-cash items and one time charges.

•        We believe that it is useful to provide to investors a standard operating metric used by management to evaluate our operating performance; and

•        We believe that the use of Adjusted net loss per share is helpful to compare our results to other companies.

Historical results and cash flows:

We are finalizing development of our GameGolf KZN AI applications and underlying platform infrastructure. We have a limited beta program for legacy customers featuring a minimum viable product (“MVP”) with a constrained feature set. In connection with the beta, a small number of devices were sold at promotional (discounted) pricing to facilitate testing and feedback. We expect to continue adding features over the coming months. Subject to successful completion of beta testing and readiness milestones, we expect to commence initial commercial revenue generation in the second quarter of 2026.

Management believes historical results and cash flows are not indicative of expected future performance. To date, the Company has been primarily in product development mode. As we transition to commercial activities, we anticipate a gradual rebalancing of operating expenditures from research and development toward sales and marketing. Development spending is expected to moderate in the near term as efforts shift from building a new product and platform to iterating and adding features.

Historically, operating cash needs have been funded principally through equity financing and promissory notes from shareholders. As commercialization begins, we expect sales of GameGolf KZN AI devices on hand (inventory) and subscription revenues to supplement financing activities for cash flow needs.

Liquidity and Capital Resources as of December 31, 2025

Our current capital resources and operating results as of and through December 31, 2025, consist of:

•        an overall working capital.        of $[•];

•        cash of $[•];

•        net cash used in operating activities for the year ended December 31, 2025 of $[•].

The breakdown of our overall working capital surplus as of December 31, 2025 is as follows:

Working Capital	Assets	Liabilities	Net
Cash and cash equivalents
Accounts receivable, net/accounts payable
Inventory
Prepaid assets
Accrued expenses and other current liabilities
Total

As of December 31, 2025, the Company had approximately [$*] in cash. We have relied on financing from its majority holder and is currently financed by commitments under a promissory note from Grafiti LLC, which is a wholly-owned subsidiary of Grafiti Group, which is controlled by Nadir Ali, our current Chief Executive Officer and sole director. We had capital resources available under this note in the amount of $207,883 as of December 31, 2025.

In addition, we also received debt financing as of December 31, 2025 in an aggregate principal amount of $500,000 from Streeterville in connection with the Streeterville Note.

Contractual Obligations and Commitments

Contractual obligations are cash that we are obligated to pay as part of certain contracts that we have entered into during our normal course of business.

As of December 31, 2025, our principal contractual commitments consist of obligations under a short-term debt facility and short-term promissory notes.

As of December 31, 2025, we have outstanding indebtedness of $500,000 to Streeterville that matures in February 2026 and bears interest at a fixed rate of 10% per annum.

In addition, as of December 31, 2025, we have outstanding indebtedness of $2,792,117 under related party promissory notes that mature on June 30, 2026 and bear interest at a fixed rate of 10% per annum.

We expect to fund these commitments through cash on hand, cash generated from operations or future debt or equity financings.

In addition to the above, on November 2025, the Company received a notice with an invoice (the “Invoice”) from its manufacturer asserting a claim (the “Manufacturer Claim”) in the amount of $543,369 (the “Invoice Amount”) relating to amounts they claimed remained outstanding in connection with a previous order for Game Golf KZN devices and testing equipment made in May 2023 (the “Prior Order”) that had not been shipped to or received by the Company as of the date of such invoice. In December 2025, the Company responded to such Manufacturer Claim indicating that the Prior Order was made on “FOB” shipping terms and did not contain a delivery deadline, shipment schedule or other requirement to accept delivery at any time. As of the date of this filing, the Company has not received a reply to its response.

Financial Obligations and Requirements

Net cash used in operating activities during the fiscal year ended December 31, 2025 of $[•] consists of a net loss of $[•] offset by non-cash adjustments of $[•] plus net cash changes in operating assets and liabilities of $[•]. Net cash used in operating activities during the fiscal year ended December 31, 2024 of $1,961,340 consists of a net loss of $1,848,619 offset by non-cash adjustments of $248,885 less net cash changes in operating assets and liabilities of $361,606.

During the years ended December 31, 2024 and December 31, 2025, we have primarily been funded through debt financings including by promissory notes and other advances from Grafiti LLC and as of December 31, 2025 Streeterville. We have directed our resources over the past number of years to the development of its new hardware device, KZN AI and the development of software applications. During that period revenues have been minimal. We cannot assure that it will ever earn future revenues sufficient to support its operations, or that it will ever be profitable. In order to continue our development work and operations, support from our parent company will be required over the foreseeable future and/or we will need to obtain financing either by debt or equity or both. However, we cannot provide assurance that it will secure financing in a timely manner.

The adverse conditions detailed above raise substantial doubt about our ability to continue as a going concern for at least one year after financial statement issuance date. The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity and Capital Resources as of as of December 31, 2025 Compared With December 31, 2024

Our net cash flows used in operating, investing and financing activities for the years ended December 31, 2025 and 2024 and certain balances as of the end of those periods are as follows:

	For the Year Ended December 31,
	2025	2024
Net cash used in operating activities		$(1,961,340)
Net cash used in investing activities		(1,286)
Net cash provided by financing activities		1,969,795
Effect of foreign exchange rates on cash		(7,175)
Net decrease in cash and cash equivalents		$(6)
	As of December 31, 2025	As of December 31, 2024
Cash and cash equivalents		$72,283
Working capital deficit		$(1,040,597)

Operating Activities for the year ended December 31, 2025

Net cash used in operating activities during the year ended December 31, 2025 was $[•]. The cash flows related to the year ended December 31, 2025, consisted of the following:

Net loss
Non-cash income and expenses
Net changes in operating assets and liabilities
Net cash used in operating activities

The non-cash income and expense of $[•] consisted primarily of the following:

The net cash for the change in operating assets and liabilities aggregated $[•] and consisted primarily of the following:

Operating Activities for the year ended December 31, 2024

Net cash used in operating activities during the year ended December 31, 2024 was $1,961,340. The cash flows related to the year ended December 31, 2024, consisted of the following:

Net loss	$(1,848,619)
Non-cash income and expenses	248,885
Net changes in operating assets and liabilities	(361,606)
Net cash used in operating activities	$(1,961,340)

The non-cash income and expense of $248,885 consisted primarily of the following:

$17,851	Depreciation
231,034	Foreign exchange loss
$248,885	Total non-cash expenses

The net cash for the change in operating assets and liabilities aggregated $361,606 and consisted primarily of the following:

$(11)	Increase in accounts receivable
3,703	Decrease in inventory
(44,201)	Increase in prepaid expenses and other current assets
(388,095)	Decrease in accounts payable
(20,694)	Decrease in accrued expenses and other current liabilities
87,692	Increase in accrued interest payable – related party
$(361,606)	Total non-cash expenses

Investing Activities as of December 31, 2025 and 2024

Net cash flows used in investing activities during the year ended December 31, 2025 was $[•] which consisted of           . Net cash flows used in investing activities during the year ended December 31, 2024 as $1,286 which was for the purchase of property and equipment.

Cash Flows from Financing Activities as of December 31, 2025 and 2024

Net cash flows provided by financing activities during the year ended December 31, 2025 was $[•] which consisted of           . Net cash flows provided by financing activities during the year ended December 31, 2024 was $1,969,795 which consisted of proceeds from a related party note payable of $1,890,000 and advances from a related party of $79,795.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States, or GAAP. Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

In preparation for our direct listing, we identified the following deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses related to our financial reporting: (i)  Lack of adherence to formal policies and procedures; (ii) we have insufficient risk assessment procedures on internal controls to detect financial reporting risks on a timely manner; (iii) we have insufficient design and implementation of effective controls to achieve complete and accurate financial reporting and disclosures, including documented controls over the preparation and review of journal entries, account reconciliations and income taxes; and (iv) we have insufficient resources to appropriately address technical accounting considerations, such as having enough trained accounting personnel and others.

To address these material weaknesses, we have implemented, or are continuing to implement, measures designed to improve our internal controls over financial reporting. Specifically, we are: (i) formalizing and documenting policies and procedures to ensure the correct and consistent application of accounting and financial reporting requirements of GAAP and SEC disclosures; (ii) implementing appropriate segregation of duties where possible, and enhancing compensating controls in areas where full segregation is not economically feasible, to ensure the initiation, custody, and recording of transactions are adequately controlled; and (iii) enhancing our controls and procedures for the proper identification, approval, and reporting of all material related-party transactions and developments. These measures include expanding our accounting and finance team to add additional qualified accounting and finance resources, which may include third party consultants, and implementing new financial processes.

The process of designing and implementing an effective accounting and financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain an accounting and financial reporting system that is adequate to satisfy our reporting obligations. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may determine to take additional actions to address control deficiencies or determine to modify certain of the remediation measures described above. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses.

Recently Issued Accounting Standards

For a discussion of recently issued accounting pronouncements, please see Note 2 to our audited consolidated financial statements for the years ended December 31, 2025 and 2024, which are included in this report beginning on page F-2.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our current executive officers and directors. Upon the effectiveness of this registration statement, it is anticipated that Nadir Ali will resign as an officer and director of the Company and new officers and directors will be appointed. It is expected that independent directors will be appointed in compliance with Nasdaq listing rules including phase-in exemptions. Officers are appointed by and serve at the pleasure of the board of directors.

Name	Age	Position
Executive Officers
Nadir Ali	56	Chief Executive Officer and Director
Dominic Poole	[•]	Chief Financial Officer, Principal Financial Officer
Non-Executive Directors
[•]	[•]	[•]

Executive Officers

Nadir Ali

Mr. Ali has served as our sole director since April 9, 2021, and as the Chief Executive Officer since [•]. As the Chief Executive Officer of the Company, Mr. Ali is responsible for establishing the vision, strategy and the operational aspects of our business. Mr. Ali has over 20 years of experience in the consulting and high-tech industries. Mr.  Ali currently serves as the Managing Director of Next Move Partners, LLC, a firm providing advisory services to emerging growth companies navigating the U.S. public markets as part of their strategic initiatives, and as Chief Financial Officer and Director of NMP Acquisition Corp., a special purpose acquisition corporation, since December 2024. Mr. Ali also currently serves as the Managing Director of 3AM Investments LLC, a company that advises and invests in certain asset classes including real estate and other asset classes since April 26, 2011. Mr. Ali also serves as the Chief Executive Officer of Grafiti LLC and in the capacities set forth below for each of Grafiti LLC’s direct and indirect subsidiaries (a) director of Inpixon India Limited since April 1, 2005, (b) Managing Director of Grafti GmbH since May 8, 2020, (c) Managing Director of Grafiti Limited since November 28, 2025, and (d) director of Active Mind Technology Ltd. Mr. Ali served as the Chief Executive Officer and a director of Inpixon (now renamed XTI Aerospace, Inc.) (NASDAQ: XTIA) from September 2011 to March 2024. He served as the Chief Executive Officer of Grafiti Holding, Inc. from its inception in October of 2023 until November 13, 2024. From November 2015 until August 2018, Mr. Ali served as the Chief Executive Officer of Sysorex Inc. (OTCQB: SYSX) and a member of its board of directors until May 14, 2021. From 1998 to 2001, Mr. Ali was the co-founder and Managing Director of Tira Capital, an early stage technology fund. Immediately prior thereto, Mr. Ali served as Vice President of Strategic Planning for Isadra, Inc., an e-commerce software start-up, which was acquired by VerticalNet. From 1995 through 1998, Mr. Ali was Vice President of Strategic Programs at Sysorex Information Systems, a computer systems integrator, which was acquired by Vanstar Government Systems in 1997. Mr. Ali received a Bachelor of Arts degree in Economics from the University of California at Berkeley in 1989. Mr. Ali’s valuable entrepreneurial, management, mergers and acquisitions and technology experience together with his in-depth knowledge of the business led us to the conclusion that he should serve as a director of our board of directors.

Dominic Poole

Mr. Poole has served as our Chief Financial Officer since December 2016. He also served as the Chief Financial Officer of Active Mind Technology Inc. as of August 2015 prior to the sale of its assets to us. Mr. Poole builds and maintains the Company’s financial model to support budgeting and fundraising activities, works closely with the sales & marketing team to maximize revenue opportunities and with the engineering team in negotiating and optimizing BOM costs. He is the driver of cost control and working capital management across the Company.

Mr. Poole founded Poole Corporate Finance, a business development consultancy in 2008 which focused on helping entrepreneurs, start-ups and SME’S become more efficient and profitable through process and results driven strategies. The firm specialized in investment, capital fundraising, strategy development, restructuring, turnaround and M&A and analyzing options available from a strategic, financial and tax perspective.

In 2001, Mr. Poole joined Bio-Medical Research Limited (BMR) an Irish owned multinational in the FMCG sector with subsidiaries in six countries and operating two divisions, Slendertone and Neurotech. As Finance Director of that group, he was an integral part of the management team that devised and implemented a successful strategy that involved identifying and securing substantial venture capital investment, implementing a new business model and the outsourcing of non-core activities including product manufacture. This resulted in an increase in revenues to over $70 million and a return to continuous profitability.

Prior to joining BMR, Mr. Poole was a Senior Manager with EY, Ireland. He has a B.Comm. from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

Non-Executive Directors

[Name] — [Title]

[Bio]

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers have, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors Structure and Related Matters

Our board of directors may establish the authorized number of directors from time to time by resolution. The current authorized number of directors is [•]. In accordance with the terms of our bylaws, our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. The directors are divided among the three classes as follows:

•        the Class I directors are [•], and their terms will expire at the first annual meeting of stockholders following this direct listing offering;

•        the Class II director are [•], and their terms will expire at the second annual meeting of stockholders following this direct listing; and

•        the Class III directors are [•], and their terms will expire at the third annual meeting of stockholders following this direct listing.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

When considering whether directors have the experience, qualifications, attributes and skills to enable the board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through the audit committee that will address risks inherent in its area of oversight once it has been established in connection with our direct listing. In particular, the board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements.

Director Independence

Nasdaq’s listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

Upon the effectiveness of the registration of which this prospectus forms a part, we expect to have [•] “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules prior to completion of this direct listing. Our board of directors has determined that [•], [•] and [•] are independent directors under applicable SEC and Nasdaq rules. Pursuant to Nasdaq’s phase-in rules for newly listed companies, we will have 12 months from the date on which we are first listed on Nasdaq for a majority of our board of directors to be independent. We intend to appoint at least [•] additional independent directors within the applicable time period.

Board Committees

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and that will be effective upon the listing of our common stock on Nasdaq. The composition of each committee and its respective charter will be effective upon the listing of our common stock on Nasdaq, and copies of each charter will be posted on the corporate governance section of our website at www.gamegolf.com. Each committee has the composition and responsibilities described below. Our board of directors may establish other committees from time to time.

Nasdaq permits a phase-in period of up to one year for an issuer registering securities in an initial public offering to meet the audit committee, compensation committee and nominating and corporate governance committee independence requirements. Under the initial public offering phase-in period, only one member of each committee is required to satisfy the heightened independence requirements at the time our registration statement becomes effective, a majority of the members of each committee must satisfy the heightened independence requirements within 90 days following the effectiveness of our registration statement, and all members of each committee must satisfy the heightened independence requirements within one year from the effectiveness of the registration statement of which this prospectus forms a part.

Audit Committee

            , and            will serve on the audit committee, which will be chaired by            . Our board of directors has determined that            is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each member has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated            as an “audit committee financial expert,” as defined under the applicable rules of the SEC. We intend to comply with the applicable independent requirements for all members of the audit committee within the time periods specified under such rules.

The audit committee’s responsibilities include:

•        appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•        pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•        reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•        reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•        coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•        recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•        monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•        preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•        reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing quarterly earnings releases.

Compensation Committee

        ,         and             will serve on the compensation committee, which will be chaired by             . Our board of directors has determined that             is “independent” as defined in the applicable Nasdaq rules and each member is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. We intend to comply with the applicable independent requirements for all members of the compensation committee within the time periods specified under such rules.

The compensation committee’s responsibilities include:

•        annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•        evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•        reviewing and approving the compensation of our other executive officers;

•        reviewing and establishing our overall management compensation, philosophy and policy;

•        overseeing and administering our compensation and similar plans;

•        evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•        retaining and approving the compensation of any compensation advisors;

•        reviewing and making recommendations to our board of directors about our policies and procedures for the grant of equity-based awards;

•        evaluating and making recommendations to the board of directors about director compensation;

•        preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

•        reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and Corporate Governance Committee

        ,         and             will serve on the nominating and corporate governance committee, which will be chaired by             . Our board of directors has determined that             is “independent” as defined in the applicable Nasdaq rules. We intend to comply with the applicable independent requirements for all members of the nominating and corporate governance committee within the time periods specified under such rules.

The nominating and corporate governance committee’s responsibilities include:

•        developing and recommending to the board of directors criteria for board and committee membership;

•        establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•        reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•        identifying individuals qualified to become members of the board of directors;

•        recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•        developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•        overseeing the evaluation of our board of directors and management.

Code of Business Conduct and Ethics

We will adopt a written code of business conduct and ethics to be effective upon the effectiveness of the registration statement of which this prospectus is a part, that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following effectiveness, we will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our company website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently or has been within the past three years one of our officers or an employee. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

We are an “emerging growth company” under applicable SEC rules and are providing disclosure regarding our executive compensation arrangements pursuant to the rules applicable to emerging growth companies, which means that we are not required to provide a compensation discussion and analysis and certain other disclosures regarding our executive compensation. The following discussion relates to the compensation of our named executive officers during the fiscal years ended December 31, 2025 and December 31, 2024.

Our named executive officers for the fiscal year ended December 31, 2025 set forth in this prospectus are Nadir Ali and Dominic Poole. The compensation paid by us in the fiscal year ended December 31, 2025, may not be indicative of compensation that we will pay to our executive officers going forward.

Summary Compensation Table

The following table summarizes the compensation of our named executive officers during the fiscal year ended December 31, 2025 and 2024.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Nadir Ali Chief Executive Officer	2025 2024	—		—	—	—	—	—

Dominic Poole	2025
Chief Financial Officer	2024	$102,000	(1)	—	—	—	—	$102,000

____________

(1)      Officer is paid as a consultant of the Company.

Outstanding Equity Awards at Fiscal Year-End

Other than as set forth below, there were no outstanding unexercised options, unvested stock, and/or equity incentive plan awards issued to our named executive officers as of December 31, 2025.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Dominic Poole	9,350	0	0	$1.00	12/20/2026

Employment or other Compensatory Agreements

Named Executive Officers

Nadir Ali

Nadir Ali historically received compensation from [Grafiti LLC] and has not received any cash or other compensation from us for his services as our Chief Executive Officer and sole director.

Dominic Poole

We entered into a Consulting Agreement on December 16, 2016 with Mr. Poole (the “CFO Agreement”). Under the terms of the CFO Agreement, Mr. Poole receives compensation equal to $8,500 per month and is responsible for the day to day oversight of the Company’s finance and operations functions, including annual budgeting, preparation of monthly and annual management accounts and reporting to budge, support of fundraising initiatives and such other matters as may be directed by the CEO. In addition, Mr. Poole is entitled to a commission equal to 4% of net sales of product sold to certain accounts during the terms of the CFO Agreement. The CFO Agreement may be terminated at any time upon thirty (3) days written notice by other party except in the event of a breach, upon which the CFO Agreement may be terminated with five (5) days written notice to the other party.

2026 Equity Incentive Plan

The board of directors and stockholders adopted the 2026 Equity Incentive Plan on [•], 2026. Our 2026 Equity Incentive Plan (the “2026 Plan”) provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to our employees and our parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options, stock appreciation rights, restricted stock, RSUs, performance units, and performance shares to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants. As of           , 2026, there were [•] shares of our common stock granted or available for grant under the 2026 Plan [all of which were unallocated] [of which [•] are allocated to employees and consultants (vested and non-vested) and [•] were unallocated].

Authorized Shares

Subject to the adjustment provisions of the 2026 Plan, and the automatic increase described in the 2026 Plan, the maximum aggregate number of shares of our common stock that may be issued under the 2026 Plan is [•]. Subject to the adjustment provisions of the 2026 Plan, the number of shares of our common stock available for issuance under the 2026 Plan also includes an annual increase on the first day of each fiscal year beginning with the fiscal year ending December 31, [2026] and ending on (and including) the fiscal year ending December 31, [2036], in an amount equal to the least of:

•        [•]% of the shares of our common stock outstanding on December 31 of the immediately preceding calendar year; or

•        such lesser number of shares of our common stock as the administrator may determine.

If an award granted under the 2026 Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs, performance units, or performance shares, is forfeited to, or repurchased by, us due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the 2026 Plan (unless the 2026 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2026 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2026 Plan (unless the 2026 Plan has terminated). Shares that actually have been issued under the 2026 Plan under any award will not be returned to the 2026 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs, performance shares, or performance units are repurchased or forfeited to us due to failure to vest, such shares will become available for future grant under the 2026 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2026 Plan. To the extent an award is paid out in cash rather than shares, the cash payment will not result in a reduction in the number of shares available for issuance under the 2026 Plan.

Plan Administration

The board of directors or one or more committees appointed by the board of directors will administer the 2026 Plan. In addition, if we determine it is desirable to qualify transactions under the 2026 Plan as exempt under Rule 16b-3, such transactions will be structured with the intent that they satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2026 Plan, the administrator has the power to administer the 2026 Plan and make all determinations deemed necessary or advisable for administering the 2026 Plan, including the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreement for use under the 2026 Plan, determine the terms and conditions of awards (including the exercise price, the time or times when the awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2026 Plan and awards granted under it, prescribe, amend, and rescind rules and regulations relating to the 2026 Plan, including creating sub-plans, and modify or amend each award, including the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator may institute and determine the terms of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price or different terms), awards of a different type and/or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, and/or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, determinations, and interpretations are final and binding on all participants.

Stock Options

Stock options may be granted under the 2026 Plan in such amounts as the administrator will determine in accordance with the terms of the 2026 Plan. The exercise price of options granted under the 2026 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option will be stated in the award agreement, and in the case of an incentive stock option, may not exceed 10 years. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After a participant ceases to provide service as an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. In the absence of a specified time in an award agreement, if the cessation of service is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of the 2026 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2026 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights will expire upon the date determined by the administrator and set forth in the award agreement. After a participant ceases to provide service as an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. In the absence of a specified time in an award agreement, if cessation of service is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2026 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash, shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under the 2026 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator (if any). The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of the 2026 Plan, will determine any terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under the 2026 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of the 2026 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria, and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares, or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Performance Units and Performance Shares

Performance units and performance shares may be granted under the 2026 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting provisions in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial dollar value established by the administrator on or prior to the date of grant. Performance shares will have an initial value equal to the fair market value of our common stock on the date of grant. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors

The 2026 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under the 2026 Plan. In order to provide a maximum limit on the awards that can be made to tour non-employee directors, the 2026 Plan provides that in any given fiscal year, a non-employee director may not be paid, issued, or granted equity awards (including awards issued under the 2026 Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) and any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceed $500,000 (excluding awards or other compensation paid or provided to him or her as a consultant or employee). The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under the 2026 Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, the 2026 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2026 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2026 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2026 Plan.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

The 2026 Plan provides that in the event of our merger with or into another corporation or entity or a change in control (as defined in the 2026 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices, (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control, (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control, (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion, or (v) any combination of the foregoing. The administrator will not be obligated to treat similarly all awards, all awards a participant holds, all awards of the same type, or all portions of awards.

In the event that the successor corporation does not assume or substitute for the award (or portions thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciations rights (or portions thereof) that is not assumed or substituted for, all restrictions on restricted stock, RSUs, performance shares, and performance units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and us or any parent or subsidiary. Additionally, in the event an option or stock appreciation right (or portions thereof) is not assumed or substituted for in the event of a merger or change in control, the administrator will notify each participant in writing or electronically that the option or stock appreciation right (or its applicable portion), as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right (or its applicable portion), as applicable, will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, the outside director’s options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and us or any parent or subsidiary.

Amendment; Termination

The administrator has the authority to amend, alter, suspend, or terminate the 2026 Plan provided such action does not materially impair the existing rights of any participant. The 2026 Plan will automatically terminate in 2031, unless terminated sooner.

2016 Stock Option Plan

The Company’s Board of Directors and stockholders adopted the 2016 Employee Stock Incentive Plan (the “2016 Plan”) on December 20, 2016 (the “Effective Date”). The 2016 Plan provided for the granting of incentive stock options, NQSOs, stock grants and other stock-based awards (as defined in the 2016 Plan). Incentive stock options granted under the Plans are granted at exercise prices not less than 100% of the estimated fair market value of the underlying common stock at date of grant. The exercise price per share for incentive stock options may not be less than 110% of the estimated fair value of the underlying common stock on the grant date for any individual possessing more that 10% of the total outstanding common stock of the Company. Options granted under the Option Plans vest over periods ranging from immediately to four years and are exercisable over periods not exceeding ten years.

The aggregate number of shares that may be awarded under the 2016 Plan as of December 31, 2024 is 58,000. As of December 31, 2024, 12,803 of options were granted to employees and consultants of the Company, and 45,197 options were available for future grant under the 2016 Plan. The 12,803 of stock options granted were issued in December 2016 with a four-year vesting period. There were no shares awarded under the 2016 Plan during the year ended December 31, 2025 through the date of this filing. While the 2016 Plan automatically terminates ten years after the later of (i) the Effective Date, or (ii) the most recent increase in the number of shares reserved under Section 2 that was approved by stockholders, the Company does not intend to issue any additional awards under the 2016 Plan.

Clawback Policy

We will adopt a recovery policy (the “clawback policy”) upon completion of this direct listing that is compliant with the Nasdaq listing rules, as required by the Dodd-Frank Act. Awards will be subject to such clawback policy, which will require us to recoup incentive-based compensation from current and former executive officers in the event of an accounting restatement, subject to certain exceptions set forth in Nasdaq’s rules. In addition, the administrator of the 2026 Plan also may specify in an award agreement that the participant’s rights, payments, and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator of the 2026 Plan may require a participant to forfeit, return, or reimburse us all or a portion of the award and any amounts paid under the award pursuant to the terms of the clawback policy or applicable laws.

Director Compensation

Our sole director did not receive compensation during the fiscal year ended December 31, 2025 for services provided as a director except reimbursement of ordinary and reasonable expenses incurred in exercising his responsibilities and duties as a member of our board of directors.

Following the completion of our direct listing, we plan to implement a compensation plan for our non-employee directors, such that non-employee directors will receive an annual cash retainer and/or an annual grant of stock options. Our committee chairpersons may receive certain additional retainer fees. Our directors who are also our employees or officers will not receive any compensation specifically related to their activities as directors, other than reimbursement for expenses incurred in connection with their attendance at meetings. Board compensation will be reviewed annually, and changes will be recommended by the compensation committee and approved by our board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We intend to apply for the listing of our common stock on Nasdaq, therefore, our determination of the independence of directors is being made using the definition of “independent” contained in the listing standards of Nasdaq. On the basis of information solicited from each director, the board has unanimously determined that             and             are independent within the meaning of such rules.

SEC regulations define the related person transactions that require disclosure to include any transaction, arrangement or relationship in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years in which we were or are to be a participant and in which a related person had or will have a direct or indirect material interest. A related person is: (i) an executive officer, director or director nominee of the company, (ii) a beneficial owner of more than 5% of our common stock, (iii) an immediate family member of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock, or (iv) any entity that is owned or controlled by any of the foregoing persons or in which any of the foregoing persons has a substantial ownership interest or control.

In addition to the executive officer and director compensation arrangements discussed in “Executive and Director Compensation,” the following is a description of all related person transactions that occurred during the period from January 1, 2024 through the present.

Related Party Notes

On December 28, 2024, the Company issued an unsecured promissory note (the “Grafiti Note”) to Grafiti LLC, its former parent company and a wholly owned subsidiary of Grafiti Group, for an aggregate principal amount of $2,500,000 (“Maximum Amount”), with respect to an aggregate of $1,890,000 in advances made by Grafiti LLC to or on behalf of the Company during the period from February 2024 through to December 2024, to support its working capital requirements. The promissory note has an interest rate of 10% and had an original maturity date on the earlier of (i) March 31, 2025 (“Due Date”) and (ii) the consummation by the Company (its parent company or any of its direct or indirect subsidiaries) of a Change of Control Event (as defined in the Note) (“Maturity Date”). Events of default under the Grafiti Note include (a) failure by the Company to pay the principal amount due on the Maturity Date; (b) commencement by the company of a voluntary case under applicable bankruptcy, insolvency, or other similar laws or the consent by the Company to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian (or similar official) or for any substantial part of its property or an assignment for the benefit of creditors, the failure of the Company to pay its debts as such debts become due or the taking of corporate action in furtherance of any of the foregoing. As of December 31, 2024, the balance owed under the notes was $1,890,000 and the amount available under the note was $610,000. Interest payable as of December 31, 2024 was $87,692.

On March 31, 2025, the Company and Grafiti LLC agreed to amend the Grafiti Note to increase the aggregate Maximum Amount available under the promissory note to $3,000,000 and extend the Due Date to December 31, 2025. As of December 31, 2025, the balance owed under the notes was $             and the amount available under the note was $            . Interest payable as of December 31, 2025 was $             and is included as interest payable — related party, on the consolidated balance sheets.

Effective as of December 31, 2025, the Company and Grafiti LLC agreed to further amend the Grafiti Note to extend the maturity date to June 30, 2026.

Related Party Advances

During the year ended December 31, 2024, Grafiti LLC advanced $79,795 (“Parent Advances”) to the Company for working capital requirements. This Parent Advance was not under a formal agreement or note. There were no repayments of the Parent Advances during the year ended December 31, 2024 and accordingly the balance owed to Grafiti LLC in connection with Parent Advances as of December 31, 2024 was $79,795. During the year ended December 31, 2025, the Parent Advances were repaid in full and the balance owed at December 31, 2025 was $0.

Exchange Agreement

Following the Effective Time of the Conversion, the Company intends to enter into the Exchange Agreement with the Majority Holder, pursuant to which the Company will issue [•] shares of the Company’s Series A Preferred Stock (the “Preferred Exchange Shares”) to the Majority Holder in exchange for [•] the forfeiture of the shares of common stock of the Company (the “Exchange Common Shares”) held by the Majority Holder (the “Exchange”). In connection with the Exchange, the Stockholders’ Agreement and all rights, preferences and obligations of the parties to the Stockholders’ Agreement shall be deemed to be terminated and of no further force and effect.

Review, Approval or Ratification of Transactions with Related Parties

Prior to this direct listing, our board of directors review and approve transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this direct listing, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

Following the completion of this direct listing, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions” pursuant to a written related party transactions policy. Our audit committee charter that will be in effect upon commencement of trading of our common stock on Nasdaq will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL AND REGISTERED SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of            , 2026 for:

•        each person, or group of affiliated persons, known to us to beneficially own more than 5% of our common stock;

•        each of our directors;

•        each of our named executive officers; and

•        all of our directors and executive officers as a group.

The Registered Shareholders include substantially all holders of our common stock, including (i) our affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their common stock from an affiliate or from us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days and (ii) our employees. The Registered Shareholders may, or may not, elect to sell their common stock covered by this prospectus, as and to the extent they may determine. The Registered Shareholders may offer, sell or distribute all or a portion of the shares of common stock hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. The Registered Shareholders may elect to sell their shares in connection with this direct listing and in market transactions following this direct listing. As such, we will have no input if and when any Registered Shareholder may, or may not, elect to sell their common stock or the prices at which any such sales may occur. See “Plan of Distribution.”

We are not party to any arrangement with any Registered Shareholder or any broker-dealer with respect to sales of common stock by the Registered Shareholders. However, we have engaged a financial advisor with respect to certain other matters relating to our listing. See “Plan of Distribution.”

Beneficial ownership of our common stock is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days of the date of this prospectus. Except as indicated by footnote, and subject to applicable community property laws, we believe the persons identified in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

In the following table, percentage ownership prior to this direct listing is based on [•] shares of our common stock outstanding as of            , 2026, prior to taking into account the impact of the transactions contemplated by the Conversion. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of            , 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The Registered Shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. Unless otherwise indicated, the address of each of the following persons is c/o Game Your Game, Inc., 405 Waverley Street, Palo Alto, California 94301, and each such person has sole voting and investment power with respect to the shares set forth opposite his, her or its name.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficially Owned	Percentage of Total Voting Power	Shares Being Registered
Named Executive Officers and Directors:
Nadir Ali(1)	6,964,618
Dominic Poole(2)	86,511
All directors and executive officers as a group (2 persons)	7,041,779

Name of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficially Owned	Percentage of Total Voting Power	Shares Being Registered
5% Stockholders:
Grafiti Group LLC(3)	6,964,618

Other Registered Shareholders:
Rick Clemmer	118,505
Kalle Sundstrom	19,006
Golden Kingdom Holdings	2,376
Cramer Invest ApS	11,879
Peter Wilmar Christensen	1,188
Adrienne Switzer	14,255
Weis Fund II LP	14,255
Heidi Rus	2,376
Brian Amberg	2,376
Holodia	1,901
Melanie Figueroa	385,807
Wendy Loundermon	308,646
Noshin Sharma	77,161
Noreen Kabra	77,161
Nasir Ali	77,161
Navid Ali	77,161
Dominic Poole	77,161
Joe McKnight	77,161
Adam Scally	21,290
Francois Haughton	21,290
David Kelly	21,290
Nic Swart	16,290
Barend Micheal Pienaar	16,290
Brandon De La Cruz	19,290
Shirish Tangirala	77,161
Soumya Das	77,161
Thomas Vu	308,646
M A Ali	308,646
All Other Registered Shareholders	2,232,890

____________

*        Represents less than one percent.

(1)      Consists of 6,964,618 shares of common stock held by Grafiti Group LLC (“Grafiti Group”), which assumes that the Share Transfer is consummated prior to the effectiveness of this registration statement. Mr. Ali owns 1% of the outstanding equity interests of Grafiti Group and Mr. Ali is trustee for the Ali Family Charitable Trust which owns 99% (the “Ali Trust”) of the equity interests of Grafiti Group.

(2)      Includes (i) 77,161 shares of common stock and (ii) 9,350 shares of common stock underlying options to purchase shares of the Company’s common stock at an exercise price of $1.00 per share.

(3)      Mr. Ali owns 1% of the outstanding equity interests of Grafiti Group and Mr. Ali is trustee for the Ali Family Charitable Trust which owns 99% (the “Ali Trust”) of the equity interests of Grafiti Group.

DESCRIPTION OF SECURITIES

The following description of our capital stock and provisions of our articles of incorporation and bylaws to be in effect upon the completion of the Conversion are summaries and are qualified by reference to our articles of incorporation and bylaws. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

We have authorized 1,005,000,000 shares of capital stock, par value $0.001 per share, of which 1,000,000,000 are shares of common stock and 5,000,000 are shares of “blank check” preferred stock.

As of            , 2026,            shares of our common stock and            shares of our Series A Preferred Stock were outstanding and held by             stockholders and            stockholder of record, respectively. This amount assumes [•], which will occur immediately prior to the effectiveness of this prospectus. There are no shares of preferred stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share. In addition, the holders of our common stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Preferred Stock

Our board of directors are authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•        Impairing dividend rights of our common stock;

•        Diluting the voting power of our common stock;

•        Impairing the liquidation rights of our common stock; and

•        Delaying or preventing a change of control without further action by our stockholders.

2026 Equity Incentive Plan

An aggregate of [•] shares of common stock are reserved for issuance under our 2026 Plan in connection with outstanding awards. As of             , 2026, there were [•] shares of common stock available for future awards under the 2026 Equity Incentive Plan. See “Management — 2026 Equity Incentive Plan” above for more information.

Indemnification of Directors and Officers

Section 78.7502 of the NRS provides, in general, that a corporation incorporated under the laws of the State of Nevada, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person (a) is not liable pursuant to Section 78.138 of the NRS, and (b) acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Nevada corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person (a) is not liable pursuant to Section 78.138 of the NRS, and (b) acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation.

Our articles of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the NRS, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. In addition, our director and officer indemnification agreements with each of our directors and officers provide, among other things, for the indemnification to the fullest extent permitted or required by Nevada law, provided that no indemnitee will be entitled to indemnification in connection with any claim initiated by the indemnitee against us or our directors or officers unless we join or consent to the initiation of the claim, or the purchase and sale of securities by the indemnitee in violation of Section 16(b) of the Exchange Act.

Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to maintain insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the NRS would permit indemnification.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO OUR DIRECTORS, OFFICERS AND CONTROLLING PERSONS PURSUANT TO THE FORGOING PROVISIONS OR OTHERWISE, WE HAVE BEEN ADVISED THAT, IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THAT ACT AND IS, THEREFORE, UNENFORCEABLE.

Anti-Takeover Effects of Nevada Law and our Articles of Incorporation and Bylaws

Our articles of incorporation, our bylaws and the NRS contain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, proxy contests or otherwise. These provisions have been implemented to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interest of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

Set forth below is a description of the provisions contained in our articles of incorporation, bylaws and NRS that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, forms of each of which are included as exhibits to the registration statement of which this prospectus forms a part.

Authorized But Unissued Preferred Stock

We are currently authorized to issue a total of 5,000,000 shares of preferred stock. Our articles of incorporation provide that the board of directors may issue preferred stock by resolutions, without any action of the stockholders. In the event of a hostile takeover, the board of directors could potentially use this preferred stock to preserve control.

Classified Board

In accordance with the terms of our bylaws, our board of directors is divided into three classes, with members of each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. As such, approximately one-third of our board of directors will be elected each year and at least two annual meetings of stockholders may be necessary to change a majority of the directors. The classification of directors makes it more difficult for stockholders to change the composition of our board of directors.

Filling Vacancies

Nevada law and our bylaws establish that any vacancies on the board of directors may be filled by a majority of the remaining directors then in office, even though less than a quorum of the board, or by a sole remaining director. A vacancy in the board of directors created by the removal of a director, and not otherwise filled by the remaining directors, may be filled by the vote of a plurality of the votes cast at the annual meeting of the stockholders or at a duly called special meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares.

Removal of Directors

The provisions of our bylaws may make it difficult for our stockholders to remove one or more of our directors. Nevada law and our bylaws provide that the entire board of directors, or any individual director, may be removed from office only by vote of the holders of capital stock representing not less than two-thirds of the voting power of the issued and outstanding capital stock entitled to vote. Under Nevada law, whenever the holders of any class or series of shares are entitled to elect one or more directors, unless otherwise provided in the articles of incorporation, removal of any such director requires only two-thirds of the holders of that class or series, and not the votes of the outstanding shares as a whole.

Board Action Without Meeting

Our bylaws provide that the board of directors may take action without a meeting if all the members of the board consent to the action in writing. Board action through consent allows the board of directors to make swift decisions, including in the event that a hostile takeover threatens current management.

No Cumulative Voting

Our bylaws and articles of incorporation do not provide the right to cumulate votes in the election of directors. This provision means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. Non-cumulative voting makes it more difficult for an insurgent minority stockholder to elect a person to the board of directors.

Stockholder Proposals

Except to the extent required under applicable laws, we are not required to include on our proxy card, or describe in our proxy statement, any information relating to any stockholder proposal and disseminated in connection with any meeting of stockholders.

Amendments to Articles of Incorporation and Bylaws

Nevada law and our articles of incorporation give both the directors and the stockholders the power to adopt, amend or repeal the bylaws of the corporation. Any adoption, alteration, amendment, change or repeal of the bylaws by the stockholders requires an affirmative vote by a majority of the outstanding stock of the company. Any bylaw, including any bylaw that has been adopted by the stockholders may be amended or repealed by the board, unless otherwise prohibited by a bylaw adopted by the stockholders. Except for certain changes in connection with stock splits and a plan of merger, any proposal to amend, alter, change or repeal any provision of our articles of incorporation requires approval by a majority of the voting power of all of the classes of our capital stock entitled to vote on such amendment or repeal, voting together as a single class, and, if the proposed amendment would adversely alter or change any preference or any relative or other right of any class or series of outstanding shares, then also by the holders of shares representing a majority of the voting power of each class adversely affected.

Nevada Statutory Provisions

Though not now, in the future we may become subject to Sections 78.378 through 78.3793, inclusive, of the NRS (the “Nevada Control Share Statute”), pertaining to the acquisition of controlling interests, apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada and having at least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. Under those provisions, any person who acquires a controlling interest in a corporation may not exercise voting rights of any “control shares” unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. The statute applies to acquisition of a “controlling interest” in ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. “Control shares” also include shares acquired by persons acting in association with an acquiring person and those acquired within 90 days immediately preceding the date of the acquisition triggering the statute. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares pursuant to the Nevada dissenter’s rights statute.

The Nevada Control Share Statute does not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. Therefore, the board of directors of a Nevada corporation usually may unilaterally avoid the imposition of burdens imposed by the control share statute by amending the bylaws of the corporation in connection with a transaction. A Nevada corporation may impose stricter requirements if it so desires. We have not opted out of the provisions of the Nevada Control Share Statute in our articles of incorporation as currently in effect.

We are also subject to the provisions of Sections 78.411 through 78.444 of the NRS (the “Nevada Combinations Statute”) generally prohibit “combinations” including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions by a Nevada corporation, including the Company, having a requisite number of stockholders of record, with any person who beneficially owns (or any affiliate or associate of the corporation who within the previous two years owned), directly or indirectly, 10% or more of the voting power of the outstanding voting shares of the corporation (an interested stockholder), within two years after such person first became an interested stockholder unless (i) the board of directors of the corporation approved the combination or transaction by which the person first became an interested stockholder before the person first became an interested stockholder or (ii) the board of directors of the corporation has approved the combination in question and, at or after that time, such combination is approved at an annual or special meeting of the stockholders of the target corporation, and not by written consent, by the affirmative vote of holders of stock representing at least 60% of the outstanding voting power of the target corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

Beginning two years after the date the person first became an interested stockholder, a combination may also be permitted if the interested stockholder satisfies certain requirements with respect to the aggregate consideration to be received by holders of outstanding shares in the combination. The Nevada Combinations Statute does not apply to combinations with an interested stockholder after the expiration of four years from when the person first became an interested stockholder.

Certain Effects of the Conversion from Delaware to Nevada

The Conversion will effect a change in the our legal domicile; however, the Conversion will not result in any change in headquarters, business, jobs, management, location of any of offices or facilities, number of employees, assets, liabilities or net worth (other than as a result of the costs incident to the Conversion, which are immaterial). Management, including the directors and officers, will remain the same in connection with the Conversion, except as disclosed in this prospectus. There will be no substantive change in the employment agreements for executive officers or in other direct or indirect interests of the current directors or executive officers as a result of the Conversion. Upon the effective time of the Conversion, each share of our common stock outstanding immediately prior to the effective time of the Conversion shall, by virtue thereof and without any action on the part of the holder thereof, be converted into one share of fully-paid and non-assessable common stock of Game Your Game, Inc., a Nevada corporation.

The articles of incorporation and bylaws will be the governing instruments of the Company, resulting in some changes from the current certificate of incorporation and bylaws of the Company, which are primarily procedural in nature, such as a change in the registered office and agent of the Company from an office and agent in Delaware to an office and agent in Nevada.

The following chart summarizes some of the material differences between the Delaware General Corporations Law (the “DGCL”) and the NRS. This chart does not address each difference between Delaware law and Nevada law, but focuses on some of those differences which the Company believes are most relevant to the existing stockholders. This chart is not intended as an exhaustive list of all differences, and is qualified in its entirety by reference to Delaware and Nevada law.

Delaware	Nevada
Removal of Directors
The DGCL permits the holders of a majority of shares of a corporation without a classified board then entitled to vote in an election of directors, to remove directors, with or without cause.

Under Nevada law, any one or all of the directors of a corporation may be removed by the holders of not less than two-thirds of the voting power of a corporation’s issued and outstanding stock. Nevada does not distinguish between removal of directors with or without cause.

Dividends and other Distributions

Section 170 of the DGCL permits the directors of a corporation, subject to any restrictions contained in its certificate of incorporation, to declare and pay dividends upon the shares of its capital stock, either (1) out of its surplus, as computed in accordance with the DGCL, or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. But such dividends cannot be declared out of net profits if the capital of the corporation, has diminished by depreciation in the value of its property, or by losses or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Section 174 of the DGCL also imposes on any director under whose administration distributions are declared in violation of the foregoing provision, personal liability to a corporation’s creditors in the event of its dissolution or insolvency, up to the full amount of the unlawful distribution, for a period of 6 years following a dividend declaration, unless such director’s dissent was recorded in the minutes of the proceedings approving the distribution.

Nevada law prohibits distributions to stockholders when the distributions would (i) render the corporation unable to pay its debts as they become due in the usual course of business and (ii) render the corporation’s total assets less than the sum of its total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

Section 78.300 of the NRS imposes on any director under whose administration distributions are declared in violation of the foregoing provision, personal liability to a corporation’s creditors in the event of its dissolution or insolvency, up to the full amount of the unlawful distribution, for a period of 3 years following a dividend declaration, unless such director’s dissent was recorded in the minutes of the proceedings approving the distribution.

Limitation of Liability

A Delaware corporation is permitted to adopt provisions in its certificate of incorporation limiting or eliminating the liability of a director to a company and its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from certain proscribed conduct, including breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or liability to the corporation based on unlawful dividends or distributions or improper personal benefit.

Under Nevada law, unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Delaware	Nevada
Indemnification

Under the DGCL, the indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of non-derivative actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and, in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited or denied by the corporation’s certificate of incorporation, indemnification is required to the extent of a director’s or officer’s successful defense. Additionally, under the DGCL, a corporation may reimburse directors and officers for expenses incurred in a derivative action.

In suits that are not brought by or in the right of the corporation, Nevada law permits a corporation to indemnify directors, officers, employees and agents for attorney’s fees and other expenses, judgments and amounts paid in settlement. The person seeking indemnity may recover as long as he acted in good faith and believed his actions were either in the best interests of or not opposed to the best interests of the corporation. Similarly, the person seeking indemnification must not have had any reason to believe his conduct was unlawful.

In derivative suits, a corporation may indemnify its agents for expenses that the person actually and reasonably incurred. A corporation may not indemnify a person if the person was adjudged to be liable to the corporation unless a court otherwise orders.

No corporation may indemnify a party unless it makes a determination, through its stockholders, directors or independent counsel, that the indemnification is proper.

Increasing or Decreasing Authorized Shares
Delaware law contains no such similar provision.

Nevada law allows the board of directors of a corporation, unless restricted by the articles of incorporation, to increase or decrease the number of authorized shares in the class or series of the corporation’s shares and correspondingly effect a forward or reverse split of any such class or series of the corporation’s shares without a vote of the stockholders, so long as the action taken does not change or alter any right or preference of the stockholder and does not include any provision or provisions pursuant to which only money will be paid or script issued to stockholders who hold 10% or more of the outstanding shares of the affected class and series, and who would otherwise be entitled to receive fractions of shares in exchange for the cancellation of all of their outstanding shares.

Corporate Opportunity

Delaware law provides that contracts or transactions between a corporation and one or more of its officers or directors or an entity in which they have an interest is not void or voidable solely because of such interest or the participation of the director or officer in a meeting of the board or a committee which authorizes the contract or transaction if: (i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the board or the committee, and the board or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors; (ii) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a vote of the stockholders; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders.

Under Nevada law, a director breaches her duty of loyalty to the corporation if the director takes a business opportunity that is within the scope of the corporation’s potential business for himself or presents it to another party without first giving the corporation an opportunity to fairly consider the business opportunity. All such opportunities should be presented first to the corporation and fully considered.

However, a contract or other transaction is not void or voidable solely because the contract or transaction is between a Nevada corporation and its director if the fact of financial interest is known to the board of directors or committee, and the board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote of the interested director, and the contract or transaction is fair as to the corporation at the time it is authorized.

Delaware	Nevada
Expiration of Proxies

Section 212 of the DGCL provides that the appointment of a proxy with no expiration date may be valid for up to 3 years, but that a proxy may be provided for a longer period. Furthermore, a duly executed proxy may be irrevocable if it states that it is irrevocable and if, it is coupled with an interest in the stock itself or an interest in the corporation generally, sufficient in law to support an irrevocable power.

Nevada law provides that proxies may not be valid for more than 6 months, unless the proxy is coupled with an interest or the stockholder specifies that the proxy is to continue in force for a longer period.

Shareholder Meeting Quorum Requirements

Section 216 of the DGCL provides that the certificate of incorporation or bylaws of any corporation authorized to issue stock may specify the number of shares having voting power and the number of such shares that must be present or represented by proxy at any meeting in order to constitute a quorum, however, a quorum may not consist of less than one-third of the shares entitled to vote at the meeting.

Section 78.320(1)(a) of the NRS provides that, unless otherwise specified in a corporation’s articles of incorporation or bylaws, a quorum consists of a majority of the stockholders with voting power; however, the statute permits a corporation’s articles or bylaws to specify a lower quorum, provided it is not less than 33 1/3% of the voting power. Our bylaws to be in effect upon the Conversion will provide that the presence, in person or by proxy, of the holders of at least 33 1/3% of the voting power of our outstanding capital stock constitutes a quorum for the transaction of business.

Interested Stockholder Combinations

Delaware has a business combination statute, set forth in §203 of the DGCL, which provides that any person who acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder”) may not engage in certain “business combinations” with the target corporation for a period of three years following the time the person became an interested stockholder, unless (i) the board of directors of the corporation has approved, prior to the interested stockholder’s acquisition of stock, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owns at least 85% of the corporation’s voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 78.438 of the NRS prohibits a Nevada corporation from engaging in any business combination with any interested stockholder (any entity or person beneficially owning, directly or indirectly, 10% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons) for a period of two years following the date that the stockholder became an interested stockholder, unless prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. Section 78.439 provides that business combinations after the two year period following the date that the stockholder becomes an interested stockholder may also be prohibited unless approved by the corporation’s directors or other stockholders or unless the price and terms of the transaction meet the criteria set forth in the statute.

For purposes of determining whether a person is the “owner” of 15% or more of a corporation’s voting stock for purposes of Section 203 of the DGCL, ownership is defined broadly to include the right, directly or indirectly, to acquire the stock or to control the voting or disposition of the stock. A business combination is also defined broadly to include (i) mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder, (ii) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (iii) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested stockholder, and (iv) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits. These restrictions placed on interested stockholders by Section 203 of the DGCL do not apply under certain circumstances, including, but not limited to, the following: (i) if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or (ii) if the corporation, by action of its stockholders, adopts an amendment to its bylaws or certificate of incorporation expressly electing not to be governed by Section 203, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote and that such an amendment will not be effective until 12 months after its adoption (except for limited circumstances where effectiveness will occur immediately) and will not apply to any business combination with a person who became an interested stockholder at or prior to such adoption.

Transfer Agent and Registrar

Our transfer agent and registrar is [•]., with an address at [•].

Listing

We intend to apply to list our common stock on Nasdaq under the symbol “[•].” There can be no assurance that our application to list our shares of common stock will be approved by Nasdaq. If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on Nasdaq, we will not complete this direct listing.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the direct listing of our common stock on Nasdaq, there has been no public market for our common stock. Sales of a substantial number of shares our common stock in the public market following our listing on Nasdaq, or the perception that such sales could occur, could adversely affect the public price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. We will have no input if and when any Registered Shareholders may, or may not, elect to sell their shares or the prices at which any such sales may occur.

After the direct listing, a total of [•] shares of our common stock will be outstanding, including [•] shares of our common stock registered for resale under the registration statement of which this prospectus forms a part. This number excludes any issuance of an aggregate of additional shares of common stock that could occur in connection with the conversion of our outstanding convertible promissory notes, options and warrants. Any shares not registered hereunder will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. With the exception of shares owned by our directors, officers and certain stockholders, substantially all of our common stock may be sold after our initial listing on Nasdaq, either by the Registered Shareholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

•        1% of the number of shares of our common stock then outstanding; or

•        the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale; and

•        provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons relying on Rule 144 to transact in our common stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Persons relying on Rule 701 to transact in our common stock, however, are required to wait until 90 days after the date of this prospectus before selling shares pursuant to Rule 701.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock subject to outstanding stock options or reserved for issuance under our 2016 and 2026 Equity Incentive Plan, as soon as permitted under the Securities Act. Such registration statements will automatically become effective upon filing with the SEC. However, shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock acquired in following this direct listing by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not address foreign, state, and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, and the Medicare contribution tax on net investment income. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock following this direct listing should consult their own tax advisors concerning the U.S. federal income, estate, and other tax consequences of acquiring, owning, and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us and/or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us and/or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and such Non-U.S. Holder does not timely file the required certification, such Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other taxable disposition of our common stock unless (1) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period in our common stock. In general, we would be a United States real property holding corporation if our interests in U.S. real property comprise (by fair market value) at least half of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (a) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (b) our common stock is regularly traded on an established securities market, as defined in applicable Treasury Regulations. There can be no assurance that our common stock will qualify as regularly traded on an established securities market. If a Non-U.S. Holder’s gain on disposition of our common stock is taxable because we are a United States real property holding corporation and such Non-U.S. Holder’s ownership of our common stock exceeds 5%, such Non-U.S. Holder will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply to a corporate Non-U.S. Holder.

Non-U.S. Holders described in (1) above will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (1) above may be subject to the additional branch profits tax on such gain at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (2) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though a Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any distributions we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Distributions paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

FATCA withholding currently applies to payments of dividends, if any, on our common stock and, subject to the proposed Treasury Regulations described in this paragraph, generally also would apply to payments of gross proceeds from the sale or other disposition of our common stock. The U.S. Treasury Department released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

The Registered Shareholders, and their pledgees, donees, transferees, assignees, or other successors in interest may sell their shares of common stock covered hereby pursuant to brokerage transactions on Nasdaq, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after our shares of common stock are listed for trading. We are not party to any arrangement with any Registered Shareholder or any broker-dealer with respect to sales of shares of common stock by the Registered Shareholders, except we have engaged a financial advisor with respect to certain other matters relating to the registration of our common stock and listing of our common stock, as further described below. As such, we do not anticipate receiving notice as to if and when any Registered Shareholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Shareholders will sell any or all of their shares of common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of common stock by the Registered Shareholders. We will recognize costs related to this direct listing and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

We have engaged the Advisor as our financial advisor to advise and assist us with respect to certain matters relating to our direct listing. The services expected to be performed by the Advisor will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the direct listing, developing and assisting with our investor communication strategy in relation to the direct listing, and being available to consult with Nasdaq, including on the day that our shares of common stock are initially listed on Nasdaq.

In addition, the Advisor will determine when our shares of common stock are ready to trade and to approve proceeding with the opening of trading at the Current Reference Price. However, the Advisor has not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our common stock in consultation with us, except as described herein.

On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of common stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of common stock on Nasdaq will commence.

Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e., minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e., the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e., will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

In determining the Current Reference Price, Nasdaq’s cross algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy shares of common stock at an entered bid price that is greater than or equal to such potential Current Reference

Price are matched with orders to sell a like number of shares of common stock at an entered asking price that is less than or equal to such potential Current Reference Price. To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s cross algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 shares of common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of common stock at an entered asking price of $10.00 per share — the Current Reference Price would be selected as follows:

•        Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

•        Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e., minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

•        Because more than one price under clause (ii) exists, under clause (iii), the Current Reference Price would be the entered price at which orders for shares of common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500-share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price, because orders for shares at such entered price will remain unmatched. The above example (including the prices) is provided solely by way of illustration.

The Advisor, as the designated financial advisor under Nasdaq Rule 4120(c)(8), will determine when our shares of common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), the Advisor will request that Nasdaq delay the opening until such a time that sufficient price discovery has been made to ensure that a reasonable amount of volume crosses on the opening trade.

Further, in the highly unlikely event that Nasdaq consults with the Advisor as described in clause (iv) of the definition of Current Reference Price, the Advisor would request that Nasdaq delay the opening to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price. Under Nasdaq rules, in the event of such delay, prior to terminating such delay, there will be a 10-minute “Display Only” period during which market participants may enter quotes and orders in shares of our common stock in Nasdaq systems. In addition, beginning at 4:00 a.m., market participants may enter orders in shares of our common stock on Nasdaq. Such orders will be accepted and entered into the system. After the conclusion of the 10-minute “Display Only” period, our common stock will enter a “Pre-Launch” period of indeterminate duration. The “Pre-Launch” period will end and shares of our common stock will be released for trading by Nasdaq when certain conditions are met, including Nasdaq’s receipt of notice from the Advisor that our shares of common stock are ready to trade, after which the Nasdaq system will calculate the Current Reference Price at that time and display it to the Advisor. If the Advisor then approves proceeding, the Nasdaq system will conduct certain validation checks. The Advisor, with concurrence of Nasdaq, may determine at any point during the delay process up through the conclusion of the “Pre-Launch” period to postpone and reschedule the direct listing. Neither we nor the Registered Shareholders will be involved in Nasdaq’s price-setting mechanism nor will we or they coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading.

Similar to a Nasdaq-listed firm-commitment underwritten initial public offering, in connection with the listing of our shares of common stock, buyers and sellers who have subscribed will have access to Nasdaq’s Order Imbalance Indicator (the “Net Order Imbalance Indicator”), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares of common stock that can be paired off the Current Reference Price, the number of shares of common stock that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, to disseminate that information continuously to buyers and sellers via the Net Order Imbalance Indicator data feed.

However, because this is not an initial public offering being conducted on a firm-commitment underwritten basis, there will be no traditional book building process, an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level (the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of common stock to the public, as there would be in a firm-commitment underwritten initial public offering. The lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our shares of common stock may be more volatile than in an initial public offering underwritten on a firm-commitment basis and could, upon being listed on Nasdaq, decline significantly and rapidly.

In addition, to list on Nasdaq, we are also required to have at least three registered and active market makers. We expect that the Advisor will act as a registered and active market maker and will engage other market makers.

In addition to sales made pursuant to this prospectus, the shares of common stock covered by this prospectus may be sold by the Registered Shareholders in private transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

A Registered Shareholder may from time to time transfer, distribute (including distributions in kind by Registered Shareholders that are investment funds), pledge, assign, or grant a security interest in some or all the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under applicable provisions of the Securities Act amending the list of the Registered Shareholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as Registered Shareholders under this prospectus. The Registered Shareholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A Registered Shareholder that is an entity may elect to make an in-kind distribution of common stock to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the Registered Shareholders utilize a broker-dealer in the sale of the shares of common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such Registered Shareholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal.

In connection with its engagement as our financial advisor, the Advisor received [•] shares of our common stock, which is equal to 3% of our outstanding common stock, on a fully diluted basis, as of the date of our engagement letter with the Advisor (the “Engagement Letter”). In the event that a Go-Public Transaction (as defined in the Engagement Letter) is not completed within the engagement term, then, upon termination of the Engagement Letter and for a subsequent period of six (6) months from such termination, we will have the option to repurchase 80% of the shares of common stock issued to the Advisor in connection with the Engagement Letter for $1,000. The Advisor will also be entitled to an expense reimbursement for all reasonable, documented expenses incurred by the Advisor in connection with its engagement, provided that such expenses, may not exceed $25,000 without our prior authorization.

The Advisor will not be engaged to otherwise facilitate or coordinate price discovery activities or the solicitation or sales of shares of our common stock in consultation with us, and will not be permitted to, and will not be instructed by us to, plan or actively participate in any investor education activities, except as described herein.

Prior to the financial advisory services provided by the Advisor to us in connection with the listing of our securities, neither the Advisor nor any affiliates of the Advisor have provided services of any kind to us.

LEGAL MATTERS

The validity of the shares of common stock being offered pursuant to this prospectus will be passed upon by Mitchell Silberberg & Knupp LLP, New York, New York. As of the date of this prospectus, Mitchell Silberberg & Knupp LLP beneficially owns an aggregate of [•] shares of our common stock.

EXPERTS

The consolidated financial statements of Game Your Game, Inc. as of and for the year ended December 31, 2024, included in this prospectus have been audited by KNAV CPA LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein (which report expresses an unqualified opinion and includes an explanatory paragraph as to our ability to continue as a going concern), and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our common stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.gamegolf.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our common stock.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GAME YOUR GAME, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Sole Director and Stockholders of
Game Your Game Inc. and its subsidiaries

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheet of Game Your Game Inc. and its subsidiaries (the Company) as of December 31, 2024 and the related consolidated statement of operations and comprehensive loss, stockholders’ deficit and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial doubt about the Company’s ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses, has an accumulated deficit and stockholders’ deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KNAV CPA LLP

KNAV CPA LLP

We have served as the Company’s auditor since 2025. (We were dismissed as auditors on January 28, 2026 and, accordingly, we have not performed any audit or review procedures with respect to any financial statement included in this Registration Statement for the periods after December 31, 2024).

Atlanta, Georgia
September 17, 2025
PCAOB ID – 2983

GAME YOUR GAME, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(all amounts in USD, except number of shares and per share data)

December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$72,283
Accounts receivable, net	12
Inventory, net	1,204,788
Prepaid assets and other current assets	47,479
Total current assets	1,324,562

Property and equipment, net	51,003
Total assets	$1,375,565

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$261,574
Accrued expense and other current liabilities	46,098
Due to related party	79,795
Interest payable – related party	87,692
Short term debt – related party	1,890,000
Total current liabilities	2,365,159

Commitments and contingencies (Note 14)

Stockholders’ deficit
Preferred Stock, $0.001 par value, 400,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024.	—
Common Stock, $0.001 par value, 20,000,000 shares authorized, 9,197,508 shares issued and outstanding as of December 31, 2024.	9,198
Additional paid-in capital	18,770,065
Accumulated other comprehensive income	129,813
Accumulated deficit	(19,898,670)
Total stockholders’ deficit	(989,594)
Total liabilities and stockholders’ deficit	$1,375,565

The accompanying notes are an integral part of these consolidated financial statements.

GAME YOUR GAME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(all amounts in USD, except number of shares and per share data)

For the year ended December 31, 2024
Revenues	$14,878
Cost of revenues	2,309
Gross profit	12,569

Operating expenses
Research and development	898,721
Sales and marketing	154,648
General and administrative	720,128
Total operating expenses	1,773,497

Loss from operations	(1,760,928)

Other expense
Interest expense, net	(87,691)
Total other expense	(87,691)

Net loss from continuing operations, before tax	(1,848,619)
Income Tax (Provision)/Benefit	—
Net loss	$(1,848,619)

Weighted average shares outstanding, basic and diluted	9,197,508
Basic and diluted net loss per ordinary share	$(0.20)

The accompanying notes are an integral part of these consolidated financial statements.

GAME YOUR GAME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the year ended December 31, 2024
Net loss	$(1,848,619)
Other comprehensive loss, net of tax
Unrealized foreign exchange gain from cumulative translation adjustments	226,965
Total other comprehensive gain	226,965
Total comprehensive loss	$(1,621,654)

The accompanying notes are an integral part of these consolidated financial statements.

GAME YOUR GAME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2024
(all amounts in USD, except number of shares and per share data)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity/(deficit)
	Shares	Amount
Balance – January 1, 2024	9,197,508	$9,198	$18,770,065	$(97,152)	$(18,050,051)	$632,060
Cumulative translation adjustment		—	—	226,965	—	226,965
Net loss		—	—	—	(1,848,619)	(1,848,619)
Balance – December 31, 2024	9,197,508	$9,198	$18,770,065	$129,813	$(19,898,670)	$(989,594)

The accompanying notes are an integral part of these consolidated financial statements.

GAME YOUR GAME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2024
Cash flows used in operating activities
Net loss	$(1,848,619)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	17,851
Foreign exchange (gain)/loss	231,034
Changes in operating assets and liabilities:
Accounts receivable	(11)
Inventory	3,703
Prepaid expenses and other current assets	(44,201)
Accounts payable	(388,095)
Accrued expense and other current liabilities	(20,694)
Interest payable – related party	87,692
Net cash used in operating activities	$(1,961,340)

Cash flows used in investing activities
Purchase of property and equipment	(1,286)
Net cash used in investing activities	$(1,286)

Cash from financing activities
Cash received from promissory notes from related party	$1,890,000
Cash received from advances from related party	79,795
Net cash provided by financing activities	$1,969,795

Effect of foreign exchange rate on changes on cash	(7,175)

Net decrease in cash and cash equivalents	(6)

Cash and cash equivalents – beginning of year	72,289
Cash and cash equivalents – end of year	$72,283

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$—
Income taxes	$800

Non-cash financing activities
Constructive payment made by related party on behalf of the Company	$79,795

The accompanying notes are an integral part of these consolidated financial statements.

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 1 — Organization and Nature of Business

The Company consists of Game Your Game, Inc. (“Game Your Game”) which was incorporated in the State of Delaware on December 5, 2016, Active Mind Technology Limited (“AMT”), which was incorporated on April 18, 2008 in Ireland, and Active Mind Technology R&D Limited which was incorporated on July 16, 2010 in Ireland (collectively the “Company,” “we,” “us”, “our” or “GameGolf”). During the fiscal year ended December 31, 2023, Game Your Game and subsidiaries were subsidiaries of Inpixon. In December 2023, Inpixon did a reorganization of its companies and transferred the ownership of Game your Game and subsidiaries to Grafiti LLC, which was another wholly owned subsidiary of Inpixon. On February 16, 2024, Inpixon divested the Grafiti LLC portion of its businesses which included Game Your Game and its subsidiaries by transferring 100% of the equity interest of Grafiti LLC and its subsidiaries. After the divestiture, Grafiti LLC is a company controlled by Inpixon’s director and Chief Executive Officer, Nadir Ali. As of December 31, 2024, Grafiti LLC (“Parent”) is the majority owner of Game Your Game and owns 97.95% of the Company.

GameGolf is a leading provider of golf technology, that provides advanced GPS shot tracking and proprietary AI-based performance analytics since 2014. GameGolf has a presence spanning 135 countries and 36,000 mapped courses. GameGolf has tracked over 300 million shots across more than 3 million rounds played. GameGolf’s technology platform has been designed to serve multiple customers within the golf industry, including individual golfers, golf professionals and instructors, golf courses and clubs, and golf equipment manufacturers. The platform’s analytical capabilities can extend beyond individual performance tracking to include broader applications such as predictive analytics for player development, course management and optimization, equipment performance analysis, and social features that enable golfers to connect, compete, and share achievements. The Company has directed it resources over the past number of years to the development of its new hardware device, KZN AI and the development of software applications.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company prepares its consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP” or “GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding financial reporting. The consolidated financial statements include Game Your Game and its 100% owned subsidiaries, AMT and Active Mind Technology R&D Limited. All material inter-company balances and transactions have been eliminated. These consolidated financial statements are presented in United States Dollars (“USD”or $).

Going Concern

As of December 31, 2024, the Company has negative working capital of $1,040,597 and cash of $72,283. For the year ended December 31, 2024, the Company incurred a net loss of $1,848,619 and net cash used in operating activities during the year ended December 31, 2024 was $1,961,340. The Company was mainly funded by promissory notes and other advances from the Parent and related party. The Company has directed its resources over the past number of years to the development of its new hardware device, KZN AI and the development of software applications. During that period revenues have been minimal. The Company cannot assure that it will ever earn future revenues sufficient to support its operations, or that it will ever be profitable. In order to continue the Company’s development work and operations, support from the Company’s Parent will be required over the foreseeable future and/or the Company will need to obtain financing either by debt or equity or both. However, the Company cannot provide assurance that it will secure financing in a timely manner.

The adverse conditions detailed above raise substantial doubt about the Company’s ability to continue as a going concern for at least one year after financial statement issuance date. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Risks and Uncertainties

Certain global events, such as the implementation of tariffs by the Trump Administration, the duration and outcome of the military conflict between Russia and Ukraine, market volatility and other general economic factors that are beyond our control may impact our results of operations. These factors can include tariffs impacting global trade, interest rates, recession, inflation, unemployment trends, the threat or possibility of war, terrorism or other global or national unrest, political or financial instability, and other matters that influence our customers spending. Increasing volatility in financial markets and changes in the economic climate could adversely affect our results of operations. We also expect that the implementation of tariffs on the global movement of goods, especially with respect to the import of goods into the United States, could increase the cost of our products

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods. Actual results could differ from those estimates. The Company bases its estimates and judgments on historical experience, knowledge of current conditions and its beliefs of what could occur in the future, given available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company’s significant estimates consist of:

•        the net realizable value of inventories;

•        the valuation allowance for deferred tax assets;

•        useful lives of property and equipment.

Cash and Cash Equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal date or use, to be cash equivalents. Cash and cash equivalents consist of cash and checking accounts. As of December 31, 2024, the Company had cash and cash equivalents of $72,283.

Accounts Receivable, net and Allowance for Expected Credit Losses

Accounts receivables are stated at the amount the Company expects to collect. The Company recognizes an allowance for credit losses to ensure accounts receivables are not overstated due to un-collectability. Allowance for expected credit losses are maintained for various customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings, or deterioration in such customer’s operating results or financial position. If circumstances related to a customer change, estimates of the recoverability of receivables would be further adjusted. Accounts receivable and the allowance for credit losses of the Company are immaterial as of December 31, 2024.

Inventory

Finished goods are measured at the lower of cost and net realizable value. Cost includes the cost of purchase and freight inwards costs. Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of realization. The Company states inventory utilizing the first-in, first-out method. The Company continually analyzes its slow-moving, excess and obsolete inventories. Based on historical and projected sales volumes and anticipated selling prices, the Company establishes reserves. If the Company does not meet its sales expectations, these reserves are increased. Products that are determined to be obsolete are written down to net realizable value. No inventory obsolescence cost was recorded during the year ended December 31, 2024.

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. The Company depreciates its property using the straight-line method over its useful life as follows:

Type of Property	Useful Life
Computer and office equipment	5 to 8 years
Plant and equipment	5 years

Depreciation expense is included in general and administrative expenses in the consolidated statements of operations. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Software Development Costs

The Company develops software to be sold with or separate from its hardware. The Company recognizes and measures software development costs in accordance with ASC 985-20, Software — Costs of Software to Be Sold, Leased, or Marketed, (“ASC 985-20”) which addresses which software costs are to be capitalized and how the software asset should be derecognized and recognized as cost of revenue or cost of sales.

Costs incurred for the year ended December 31, 2024relate to product enhancements. In accordance with ASC 985-20 such costs should be expensed when incurred as research and development until the technological feasibility of the enhancement is established. Technological feasibility generally occurs when all planning, designing, coding and testing activities are completed that are necessary to establish that the product can be produced to meet its design specifications, including functions, features, and technical performance requirements. Once technological feasibility is established, capitalization and amortization of the product enhancement costs over the estimated life of the enhancement would be required. The Company has determined that the product had not yet reached technological feasibility and as such all costs have been expensed for the year ended December 31, 2024.

Research and Development

Research and development costs consist primarily of professional fees and compensation expense incurred for developing new products and services and improving existing products and services.

All research and development costs are expensed as incurred. Research and development costs for the year ended December 31, 2024 were $898,721.

Cost of revenue

Cost of revenue consists of product costs, including costs of contract manufacturers for production, shipping and handling costs, fulfillment costs, and other expenses associated with supply chain logistics.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

There was no income tax benefit recorded for the losses for the year ended December 31, 2024 since management determined that the realization of the net deferred tax assets is not more likely than not to be realized and has recorded a full valuation allowance on the net deferred tax assets.

Foreign Currency Translation

The Euro is the functional currency for the Company’s foreign operations in Ireland. As such, assets and liabilities related to the Company’s foreign operations in Ireland are calculated using the Euro and are translated at end-of-period exchange rates, while the related revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are recorded as a separate component of the consolidated statements of comprehensive loss, totaling a gain of $226,965 for the year ended December 31, 2024. Gains or losses resulting from transactions denominated in foreign currencies are included in general and administrative expenses in the consolidated statements of operations. Realized gains/(losses) from transactions for the year ended December 31, 2024 were immaterial.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) and its components in its consolidated financial statements. Comprehensive loss consists of net loss and foreign currency translation adjustments affecting stockholders’ (deficit) equity that, under GAAP, are excluded from net loss.

Revenue Recognition

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from hardware sales and software subscription fees. Any sales tax, value added tax, and other tax the Company collects concurrent with revenue producing are excluded from revenue.

Hardware Revenue Recognition

For sales of hardware, the Company’s performance obligation is satisfied at the point in time when control of the product is transferred to the customer, which typically occurs upon product delivery to the customer. This is when the customer has title to the product and the risks and rewards of ownership. The delivery of products to GameGolf’s customers occurs as a physical product shipment from the Company’s third-party warehouses. The Company receives fixed consideration for sales of hardware products. The Company’s customers generally pay on placement of orders.

Software Subscription Revenue Recognition

The Company enters into subscription agreements with its customers whereby it grants access to its applications that utilizes specified golf tracking data collected from its GameGolf devices. The agreements are primarily for an annual term. The Company recognizes revenue from software agreements evenly over the subscription period using a time-based measure because the Company is providing continuous service and the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the data is delivered. The revenue from software subscriptions in the year ended December 31, 2024 was $10,600.

Arrangements with Multiple Performance Obligations

The Company enters into contracts that have multiple performance obligations that include hardware and free software services, including providing a free one-year subscription to the GameGolf App with the purchase of the Hardware. The first performance obligation is the hardware delivered at the time of sale. The second performance obligation is the software services included with the products, which are provided free of charge and enable users to sync, view, and access real-time data on the Company’s online dashboard and mobile apps.

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company allocates revenue to all performance obligations based on their relative standalone selling prices (“SSP”). The Company’s process for determining its SSP considers multiple factors including consumer behaviors, the Company’s internal pricing model, and cost-plus margin and may vary depending upon the facts and circumstances related to each deliverable. SSP for the product/hardware reflects the Company’s best estimate of the selling prices if they were sold regularly on a stand-alone basis and comprise the majority of the arrangement consideration. SSP for access to the software subscription-based services is based on the price charged when sold separately.

Amounts allocated to the delivered product/hardware are recognized at the time of delivery, provided the other conditions for revenue recognition have been met. Amounts allocated to the software subscription service are deferred and recognized on a straight-line basis over the estimated usage period.

The Company applies a practical expedient to expense costs to obtain a contract with a customer as incurred when the amortization period would be one year or less. The Company applies a practical expedient to not consider the effect of a significant financing component as it expects that the period between transfer of control and payment from customer to be one year or less.

The Company accounts for shipping and handling fees billed to customers as revenue. Sales taxes and value added taxes (“VAT”) collected from customers which are remitted to governmental authorities are not included in revenue, and are reflected as a liability on the consolidated balance sheets.

The Company provides a customary 30 day return policy as well as a limited warranty for one year. The Company warrants to the original purchaser that the Company’s hardware products purchased directly from the Company or from an authorized reseller shall be free from defects in material and workmanship under normal conditions of use during the warranty period. The warranty does not extend to any subsequent owners of the product. The Company has experienced minimal returns under the 30 day return policy and claims under the limited one-year warranty. As such, the Company has not recorded a liability related to the 30 day return policy and the one-year limited warranty.

At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The estimate of future warranty costs is based on historical rates from similar products and projected warranty claim rates, historical and projected cost-per-claim and knowledge of specific product failures, if any, that are outside of the Company’s typical experience. The Company regularly reviews these estimates to assess the appropriateness of its recorded warranty liabilities and adjust the amounts as necessary. Factors that affect the warranty obligation include product failure rates, service delivery costs incurred in correcting the product failures, and warranty policies. Should actual product failure rates, use of materials or other costs differ from the Company’s estimates, additional warranty liabilities could be incurred, which could materially affect its results of operations. The estimates and assumptions used to reserve for product warranty have been accurate in all material respects. Based on historical experience, warranties are determined not be material as of December 31, 2024 and as such no reserve for future warranty claims has been recorded for the year then ended.

Contract Balances

Differences in timing between revenue recognition and cash collection result in contract assets and contract liabilities. The Company classifies these assets as unbilled revenue; the liabilities are classified as deferred revenue. Deferred revenue represents the amounts billed or cash payments received in advance of revenue recognition at the end of the reporting period. These amounts are recorded in deferred revenue until revenue is recognized through delivery of products, performance under the subscription service or upon meeting the performance obligation. The Company’s deferred revenue represents contract liabilities. There was no unbilled revenue as of December 31, 2024. Deferred revenue as of December 31, 2024 was $0.

Sales and Use Taxes

The Company presents transactional taxes such as sales and use tax collected from customers and remitted to government authorities on a net basis.

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Shipping and Handling Costs

Shipping costs associated with the acquisition of inventories are capitalized with the cost of the inventory. This cost is then charged to cost of sales as inventories are sold. All other shipping and handling costs are expensed as incurred as part of general and administrative expenses in the operating expense section of the statement of operations. These costs were deemed to be nominal during each of the reporting periods.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred minimal advertising costs, which are included in sales and marketing expenses, during the year ended December 31, 2024 as the Company was mainly engaged in the development of its new product, GameGolf KZN AI.

Stock-Based Compensation

The Company accounts for options granted to employees, consultants and other non-employees by measuring the cost of services received in exchange for the award of equity instruments based upon the fair value of the award on the date of grant. The Company estimates the fair value of stock-based awards on the date of grant using the Black-Scholes model. The fair value of that award is then ratably recognized as an expense over the period during which the recipient is required to provide services in exchange for that award. The Company recognizes the impact of forfeitures when they occur.

The Company did not grant stock options nor did it incur any stock-based compensation charges for the year ended December 31, 2024.

Net Loss Per Share

The Company computes basic and diluted earnings per share by dividing net loss by the weighted average number of common shares outstanding during the period. Basic and diluted net loss per common share were the same since the inclusion of common shares issuable pursuant to the exercise of options in the calculation of diluted net loss per common shares would have been anti-dilutive.

The number of common share equivalents excluded from the calculation of diluted net loss per common share was 12,803 for the year ended December 31, 2024, which consisted of outstanding stock options.

Carrying Value, Recoverability and Impairment of Long-Lived Assets

In accordance with FASB ASC 360-10-35 “Impairment or Disposal of Long-lived Assets”, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable or that the useful lives of those assets are no longer appropriate. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment.

The Company determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets.

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Recently Issued and Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose significant segment expenses and other segment items on an interim and annual basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative threshold to determine its reportable segments. The new disclosure requirements are also applicable to entities that account and report as a single operating segment entity. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The adoption of ASU 2023-07 resulted in additional financial statement disclosures. See Note 12.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures which requires public entities to disclose specific categories in the effective tax rate reconciliation, as well as expanded disclosures on income taxes paid by jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact related to the adoption of ASU 2023-09 on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Topic 220), which requires disclosure in the notes to financial statements about specific types of expenses included in the expense captions presented on the face of the statement of operations. The requirements of the ASU are effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact related to the adoption of ASU 2024-03 on its financial statement disclosures.

Note 3 — Disaggregation of Revenue

Disaggregation of Revenue

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from hardware and software licenses for work performed in conjunction with its systems recognition policy.

Revenues consisted of the following:

For the Year ended December 31, 2024
Revenue
Hardware	$4,278
Software subscriptions	10,600
Total Revenue	$14,878

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 3 — Disaggregation of Revenue (cont.)

The Company’s operations are located primarily in the United States and Ireland. Revenues by geographic area are as follows:

	North America	European Countries	Total
For the Year Ended December 31, 2024:	$11,809	$3,069	$14,878

As a practical expedient, the Company has elected not to disclose the aggregate amount of the transaction price allocated to unsatisfied performance obligations, as our contracts have an original expected duration of less than one year.

Note 4 — Inventory

Inventory as of December 31, 2024 consisted of finished goods and was located in the following geographical areas:

For the year ended December 31, 2024
United States	$1,142,630
Ireland	62,158
Total inventory	$1,204,788

During the year ended December 31, 2024, there was no obsolete inventory written off.

Note 5 — Property and Equipment, net

Property and equipment as of December 31, 2024 consisted of the following:

As of December 31, 2024
Computer and office equipment	$31,988
Plant and equipment	124,864
Total	156,852
Less: accumulated depreciation and amortization	(105,849)
Total Property and Equipment, Net	$51,003

Depreciation and amortization expense was $17,851 for the year ended December 31, 2024.

Note 6 — Accrued Expense and Other Current Liabilities

Accrued liabilities as of December 31, 2024 consisted of the following:

As of December 31, 2024
Accrued bonus and commissions	$1,103
Other accrued expenses	23,637
Accrued sales and other indirect taxes payable	10,164
Deferred revenue	—
Accrued Payroll Taxes	11,194
$46,098

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 7 — Debt

Debt as of December 31, 2024 consisted of the following:

Short-Term Debt	Maturity	2024
Promissory note payable	3/31/2025	$1,890,000
Total Short-Term Debt		$1,890,000

Interest expense on the short-term debt totaled $87,692 for the period ending December 31, 2024.

Notes Payable

Related Party Note Payable — 2024

Game Your Game entered into a non-secured promissory note with its Parent, Grafiti LLC, for an aggregate principal sum of $2,500,000 whereby it received $1,890,000 during the period February 2024 through to December 2024, for funding of liabilities and working capital needs. The promissory note has an interest rate of 10% and is due on or before March 31, 2025. As of December 31, 2024 the balance owed under the notes was $1,890,000 and the amount available under the note was $610,000. Interest payable as of December 31, 2024 was $87,692 and is included as Interest payable — related party, on the consolidated balance sheets.

On March 31, 2025, Game Your Game entered into an Amendment Agreement with Grafiti, LLC to increase the aggregate principal of the promissory note to $3,000,000 and extend the due date to December 31, 2025.

Note 8 — Common Stock

The Company is authorized to issue 20,000,000 shares of Common stock with a par value of $0.001 per share. Holders of the Company’s common stock are entitled to one vote for each share. At December 31, 2024, there were 9,197,508 shares of the common stock outstanding.

No common stock was issued in the year ended December 31, 2024.

Note 9 — Preferred Stock

The Company is authorized to issue up to 400,000 shares of preferred stock with a par value of $0.001 per share with rights, preferences, privileges and restrictions set out in the Company’s Certificate of Incorporation. As of December 31, 2024, no preferred stock had been issued or outstanding.

Note 10 — Stock Award Plans and Stock-Based Compensation

In 2016, the Company adopted the 2016 Employee Stock Incentive Plan (“2016 Plan”). The 2016 Plan will provide for the granting of incentive stock options, NQSOs, stock grants and other stock-based awards (as defined in the 2016 Plan). Incentive stock options granted under the Option Plans are granted at exercise prices not less than 100% of the estimated fair market value of the underlying common stock at date of grant. The exercise price per share for incentive stock options may not be less than 110% of the estimated fair value of the underlying common stock on the grant date for any individual possessing more that 10% of the total outstanding common stock of the Company. Options granted under the Option Plans vest over periods ranging from immediately to four years and are exercisable over periods not exceeding ten years.

The aggregate number of shares that may be awarded under the 2016 Plan as of December 31, 2024 is 58,000. As of December 31, 2024, 12,803 of options were granted to employees and consultants of the Company, and 45,197 options were available for future grant under the plan. The 12,803 of stock options granted were issued in December 2016 with a four-year vesting period.

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 10 — Stock Award Plans and Stock-Based Compensation (cont.)

Employee Stock Options

During the year ended December 31, 2024 there were no stock options granted under the plan.

During the year ended December 31, 2024 2,000 stock options expired.

As of December 31, 2024, the fair value of non-vested options was $0 as all stock options had vested in prior years.

See below for a summary of the stock options granted under the 2016 Plan:

	Total	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2023	14,803	$1.00	$—
Granted	—	—	—
Exercised	—	—	—
Expired	(2,000)	1.00	—
Forfeitures		—	—
Outstanding at December 31, 2024	12,803	$1.00	$—
Vested and exercisable at December 31, 2024	12,803	$1.00	$—

Intrinsic value is calculated as the amount that the fair value exceeds the exercise price. Due to the performance of the Company and other factors, the Company believes the fair value is less than the exercise price.

Note 11 — Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets and liabilities as of December 31, 2024 are comprised of the following:

December 31, 2024
R&D	202,820
Property and equipment	(13,575)
Goodwill	46,645
NOLs	4,952,772
Total Deferred Tax Assets	5,188,662
Valuation allowance	(5,188,662)
Net	$—

The Company’s United States and Foreign Operations Income is as follows:

For the Year ended December 31, 2024
United States	$(833,393)
Foreign	(1,015,226)
$(1,848,619)

There were $13,991,534 of Federal NOLs as of December 31, 2024. There were $10,968,617 of California NOLs as of December 31, 2024. There were $2,229,319 of Ireland NOLs as of December 31, 2024.

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 11 — Income Taxes (cont.)

The Federal NOLs generated before 2017 of $293,064 can be carried forward for 20 years and expire in 2036 and NOLs generated from 2018 onwards can be carried forward indefinitely.

The California NOLs can be carried forward for 20 years and begin to expire in 2036.

The Ireland NOLs can be carried forward indefinitely.

The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations may result in future assessments by these taxing authorities. The Company could be subject to examination by U.S. tax authorities beginning with the year ended December 31, 2021 and could be subject to examination by California or Ireland tax authorities beginning with the year ended December 31, 2020.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2024, the change in the valuation allowance was $471,758.

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

Year Ended December 31, 2024
Income Taxes at U.S. Statutory Rate	21.0%
Income Taxes at State Rate, net Federal Rate	3.0%
Foreign Tax Rate Deferential	(5.0)%
Change in valuation allowance	(19.0)%
Net	0.0%

Note 12 — Credit Risk, Concentrations, and Segment Reporting

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits of $250,000. Cash is also maintained at foreign financial institutions for its Ireland subsidiary. Cash in foreign financial institutions as of December 31, 2024 was immaterial. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

The Company did not have any customers that accounted for at least 10% of revenues during the year ended December 31, 2024.

The Company did not have any customers that accounted for at least 10% of accounts receivable as of December 31, 2024.

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 12 — Credit Risk, Concentrations, and Segment Reporting (cont.)

As of December 31, 2024, three vendors represented approximately 39%, 37% and 15% of total gross accounts payable. Purchases from these vendors during the year ended December 31, 2024 was $396,049, $155,629 and $0, respectively.

For the year ended December 31, 2024, two vendors represented approximately 23% and 9% of total purchases.

Segments

Under Topic 280, an operating segment is defined as a component of a public entity that engages in business activities from which it may recognize revenues and incur expenses, has operating results that are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and has discrete financial information available.

The Company operates as one operating segment. The Company’s Chief Executive Officer (“CEO”), as the Company’s CODM, manages and allocates resources to the operations of the Company on a consolidated basis. This enables the Company’s CEO to assess the overall level of available resources and determine how best to deploy these resources across service lines in line with the Company’s long-term company-wide strategic goals.

The CODM considers the Company’s net income/(loss), expenses and the components of total assets to assess the segment’s performance and make resource allocation decisions for the Company’s single segment which is consistent with that presented within these financial statements. As the Company’s operations are comprised of a single reporting segment, the Company’s segment assets are reflected on the accompanying Consolidated Balance sheet as “total assets” and its significant segment expenses and net loss are listed on the accompanying Consolidated Statements of Operations and Comprehensive loss.

Note 13 — Related Party Transactions

During the year ended December 31, 2024, the Company’s Parent advanced $79,795 to the Company for working capital needs. This advance was not under a formal agreement or note. There were no repayments of the amount during the year and accordingly the balance owed to Parent as of December 31, 2024 was $79,795 as shown in the advances from related party line of the current liabilities section of the consolidated balance sheets.

Note 14 — Commitments and Contingencies

Litigation

Certain conditions may exist as of the date the consolidated financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows. However, the performance of our Company’s business, financial position, and results of operations or cash flows may be affected by unfavorable resolution of any particular matter.

GAME YOUR GAME, INC. AND SUBSIDIARIES
Notes to Financial Statements

Note 14 — Commitments and Contingencies (cont.)

The Company is not involved in any litigation as of December 31, 2024 or as of the date these financials were issued.

Purchase Commitments

The Company has entered into purchase contracts to acquire $370,000 of finished goods from its contract manufacturer in 2025. In addition, the Company has committed to utilize $470,000 in raw materials held by its contract manufacturer in 2025 and 2026. These commitments are not included as liabilities on the Company’s Balance Sheet at December 31, 2024 as the terms of these agreements are FOB shipping and as of the balance sheet date the products are still being held by the manufacturer.

Note 15 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were available to be issued. Based upon this review, except as noted below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

As noted in Note 7, Notes payable, on March 31, 2025, the Company entered into an Amendment Agreement with its parent, Grafiti, LLC to increase the aggregate principal of the promissory note to $3,000,000 and extend the due date to December 31, 2025.

The Company issued additional promissory notes of $672,000 to the Parent during the January through August 31, 2025 period to fund working capital requirements — See Note 7. As of August 31, 2025, the balance owed under the notes was $2,562,000 and the amount available for future loan under the note was $438,000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with this registration of common stock, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq Capital Market listing fee.

Amount
SEC registration fee	$	*
The Nasdaq Capital Market initial listing fee		*
Legal fees		*
Accounting fees and expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous Fees and Expenses		*
Total	$	*

____________

*        To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

The Nevada Revised Statutes provide that we may indemnify our officers and directors against losses or liabilities which arise in their corporate capacity. The effect of these provisions could be to dissuade lawsuits against our officers and directors.

The Nevada Revised Statutes Section 78.7502 provides that:

(1)    A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) Is not liable pursuant to NRS 78.138; or (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2)    A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) Is not liable pursuant to NRS 78.138; or (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3)    To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

The Nevada Revised Statutes Section 78.751 provides that:

(1)    Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to Section 78.751 subsection 2; may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (c) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(2)    The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(3)    The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and, (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Article VIII of our bylaws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise shall be indemnified and held harmless to the fullest extent permissible by the Nevada Revised Statutes from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith, except any expense or payments incurred in connection with any claim or liability established to have arisen out of his own willful misconduct or gross negligence.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities we have issued since January 1, 2023:

On October 30, 2023, pursuant to the terms of a Note Conversion Agreement, the Company issued 1,461,640 shares of common stock to a holder of outstanding promissory notes (the “Noteholder”) with an outstanding principal balance plus accrued unpaid interest in an aggregate principal amount equal to $1,461,639.56.

Upon issuance of the shares the outstanding balance due under the note and any other obligations of the Company to the Noteholder pursuant to the note were deemed to be satisfied in full. The Noteholder was also a shareholder of the Company. The issuance of the shares to the Noteholder was not registered under the Securities Act in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act for private transactions.

On October 31, 2023, pursuant to the terms of a Note Conversion Agreement, the Company issued 5,207,595 shares of common stock to Inpixon (which was subsequently renamed XTI Aerospace, Inc.), which was the majority holder of the Company’s common stock from April 2021 until December, 2023 and the holder of outstanding promissory notes with an outstanding principal balance plus accrued unpaid interest in an aggregate principal amount equal to $5,207,595. The issuance of the shares to Inpixon was not registered under the Securities Act in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act for private transactions. Upon issuance of the shares the outstanding balance due under the note and any other obligations of the Company pursuant to the note were deemed to be satisfied in full.

On December 18, 2024, the Company issued an unsecured promissory note to Grafiti LLC (the “Grafiti Note”), its former parent company and a wholly owned subsidiary of Grafiti Group LLC, for an aggregate principal amount of $2,500,000 (“Maximum Amount”), with respect to an aggregate of $1,890,000 in advances made by Grafiti LLC to or on behalf of the Company during the period from February 2024 through to December 2024, to support its working capital requirements. The Grafiti Note has an interest rate of 10% and an original maturity date on the earlier of (i) March 31, 2025 (“Due Date”) and (ii) the consummation by the Company (its parent company or any of its direct or indirect subsidiaries) of a Change of Control Event (as defined in the Grafiti Note) (“Maturity Date”). Events of default under the Grafiti Note include (a) failure by the Company to pay the principal amount due on the Maturity Date; (b) commencement by the company of a voluntary case under applicable bankruptcy, insolvency, or other similar laws or the consent by the Company to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian (or similar official) or for any substantial part of its property or an assignment for the benefit of creditors, the failure of the Company to pay its debts as such debts become due or the taking of corporate action in furtherance of any of the foregoing. On March 31, 2025, the Grafiti Note was amended to increase the aggregate Maximum Amount available under the promissory note to $3,000,000 and extend the Due Date to December 31, 2025. As of December 31, 2025, the balance owed under the Grafiti Note was $           and the amount available under such note was $          . Interest payable as of December 31, 2025 was $           and is included as interest payable — related party, on the consolidated balance sheets. Effective as of December 31, 2025, the Company and Grafiti LLC agreed to further amend the Grafiti Note to extend the maturity date to June 30, 2026. The issuance of the Grafiti Note was not registered under the Securities Act in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act for private transactions.

On December 31, 2025, in accordance with terms of a note purchase agreement with Streeterville Capital, LLC (“Streeterville”), we issued a secured promissory note (the “Streeterville Note”) to Streeterville in an aggregate original principal amount of $575,000 (the “Principal Amount”) for an aggregate purchase price of $500,000 the (“Purchase Price”). The Streeterville Note carries an original issue discount of $50,000 and includes $25,000 of issuance costs to cover legal, accounting, due diligence, monitoring and other transaction costs. The maturity date on the Streeterville Note is sixty (60) days following December 31, 2025 (the “Maturity Date”) and interest accrues on the outstanding balance of the note at a rate of the ten percent (10%) per annum which will increase to 18% upon the occurrence of certain trigger events (each, a “Trigger Event”) as described in the Streeterville Note, which have not been cured within five business days following written notification by Streeterville of the occurrence of a Trigger Event and a demand to cure such Tigger Event within five trading days (“Event of Default”), provided, however, that certain Trigger Events may be deemed an automatic Event of Default whether or not notice to cure has been delivered by Streeterville. The issuance of the Streeterville Note was not registered under the Securities Act in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act for private transactions.

Exchange Agreement

Following the effective time of the Conversion and Share Transfer, the Company intends to enter into the Exchange Agreement with Grafiti Group LLC (the “Majority Holder”), pursuant to which the Company will issue [•] shares of the Company’s newly designated Series A Preferred Stock to the Majority Holder in exchange for [•] shares of the Company’s common stock of the Company (the “Exchange Common Shares”) held by the Majority Holder (the “Exchange”). In connection with the Exchange, that certain Stockholders’ Agreement dated April 19, 2021 and all rights, preferences and obligations of the parties to the Stockholders’ Agreement shall be deemed to be terminated and of no further force and effect. The Exchange Common Shares are expected to be issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act for private transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)     Exhibits

2.1*	Asset Purchase Agreement, dated December 13, 2016, by and between Game Your Game, Inc. and Active Mind (ABC), LLC
2.2*#	Stock Purchase Agreement, dated March 25, 2021, by and among Game Your Game, Inc., Inpixon (now renamed XTI Aerospace, Inc.) and other stockholder signatories thereto
2.3*#	Equity Purchase Agreement, dated as of February 16, 2024, by and among Inpixon, Grafiti LLC and Grafiti Group LLC
2.4*	Form of Plan of Conversion
3.1*	Certificate of Incorporation, as currently in effect
3.2*	Bylaws of the Company, as currently in effect
3.3*	Form of Articles of Conversion
3.4*	Form of Certificate of Conversion
3.5*	Form of Articles of Incorporation of the Company, to be in effect upon consummation of the Conversion
3.6*	Form of Bylaws of the Company, to be in effect upon consummation of the Conversion
3.7*	Form of Certificate of Designation of Preferences and Rights of Series A Preferred Stock
4.1*	Unsecured Promissory Note issued to Grafiti LLC, dated December 28, 2024
4.2*	First Amendment and Waiver Agreement to the Unsecured Promissory Note, dated March 31, 2025, by and between Game Your Game, Inc. and Grafiti LLC
4.3*	Second Amendment and Waiver Agreement to the Unsecured Promissory Note, dated December 31, 2025, by and between Game Your Game, Inc. and Grafiti LLC
4.4*	Secured Promissory Note issued to Streeterville Capital, LLC, dated December 31, 2025
5.1*	Opinion of Mitchell Silberberg & Knupp LLP
10.1*†#	Stockholders’ Agreement, dated as of April 9, 2021, among Inpixon (now renamed XTI Aerospace, Inc.), Game Your Game, Inc. and the minority stockholders signatory thereto
10.2*	Contribution and Assignment and Assumption Agreement, dated December 21, 2023, by and between Inpixon (now renamed as XTI Aerospace, Inc.) and Grafiti LLC
10.3*+	Consulting Agreement, dated December 16, 2016, by and between Game Your Game, Inc. and Dominic Poole
10.4*+	Game Your Game, Inc. 2016 Stock Option Plan
10.5*+	Amendment to Game Your Game, Inc. 2016 Stock Option Plan
10.6*+	2016 Stock Option Plan Form of Stock Option Agreement
10.7*+	Form of Game Your Game, Inc. 2026 Equity Incentive Plan
10.8*+	Form of 2026 Equity Incentive Plan Form of Stock Option Agreement
10.9*+	Form of 2026 Equity Incentive Plan Form of Restricted Stock Award Agreement
10.10*+	Form of 2026 Equity Incentive Plan Form of Restricted Stock Unit Award Agreement
10.11*	Settlement Agreement, dated March 27, 2025, by and between XTI Aerospace Inc., 3AM Investments LLC, Grafiti Group LLC, and Nadir Ali
10.12*	Note Purchase Agreement, dated December 31, 2025, by and between Game Your Game, Inc. and Streeterville Capital, LLC
10.13*	Guaranty, dated December 31, 2025, of Nadir Ali
10.14*	Pledge Agreement, dated December 31, 2025, by and between Grafiti LLC and Streeterville Capital, LLC
10.15*	Security Agreement, dated December 31, 2025, by and between Game Your Game, Inc. and Streeterville Capital, LLC
10.16*	Intellectual Property Security Agreement, dated December 31, 2025, by and between Game Your Game, Inc. and Streeterville Capital, LLC
10.17*	Form of Stock Assignment Agreement, by and between Grafiti LLC and Grafiti Group LLC
10.18*	Form of Contribution, Assignment and Assumption Agreement, by and between Game Your Game, Inc. and Game Golf, Inc.
10.19*	Form of Exchange Agreement, by and between Game Your Game, Inc. and Grafiti Group LLC
10.20*+	Form of Indemnification Agreement for Directors and Officers
16.1**	Letter from KNAV CPA LLP

21.1*	List of Subsidiaries
23.1*	Consent of KNAV CPA LLP
23.2*	Consent of Mitchell Silberberg & Knupp LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page to this registration statement)
107*	Filing Fee Table

____________

*        To be filed by amendment.

**      Filed herewith.

†        Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain information contained in this exhibit has been omitted by means of redacting a portion of the text and replacing it with [***], because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

+        Indicates a management contract or compensatory plan or arrangement.

#        The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    Provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(7)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of             ,             , on February 17, 2026.

GAME YOUR GAME, INC.
By:
Nadir Ali
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby appoints Nadir Ali and Dominic Poole, and each of them, either of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact, proxies, and agents, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date
	Chief Executive Officer and Director	February 17, 2026
Nadir Ali	(Principal Executive Officer)
	Chief Financial Officer	February 17, 2026
Dominic Poole	(Principal Financial and Accounting Officer)